    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1999



                                                      REGISTRATION NO. 333-91263

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM F-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                                 EL SITIO, INC.

             (Exact name of Registrant as specified in its charter)

                                 THE SITE, INC.

                (Translation of Registrant's name into English)

     BRITISH VIRGIN ISLANDS                      7379                          NOT APPLICABLE
 (State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer Identification
 Incorporation or organization)       Classification Code Number)                  Number)

                            ------------------------

                                 EL SITIO, INC.
                              AVENIDA BELGRANO 845
                          1092 BUENOS AIRES, ARGENTINA
                              (011) 5411-4343-6700
  (Address, including zip code, and telephone number of registrant's principal executive offices)
                           --------------------------

                             CT CORPORATION SYSTEM
                                 1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 664-1666
(Name, address, including zip code, and telephone number, of agent for service)
                           --------------------------

                                   COPIES TO:

               NEIL A. TORPEY, ESQ.                               GLENN M. REITER, ESQ.
      PAUL, HASTINGS, JANOFSKY & WALKER LLP                     SIMPSON THACHER & BARTLETT
                 399 PARK AVENUE                                   425 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10017
            TELEPHONE: (212) 318-6000                           TELEPHONE: (212) 455-2000

                           --------------------------

     Approximate date of commencement of proposed sale of the securities to the public:

   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 3, 1999

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

PROSPECTUS

                                8,200,000 SHARES

                                     [LOGO]

                                WWW.ELSITIO.COM
                                 EL SITIO, INC.
                  (INCORPORATED IN THE BRITISH VIRGIN ISLANDS)
                                 COMMON SHARES

        ----------------------------------------------------------------

This is our initial public offering of common shares. We are offering 8,200,000 common shares. No public market currently exists for our common shares.

  We propose to list the common shares on the Nasdaq National Market under the symbol "LCTO." We expect the public offering price to be between $11.00 and
                               $13.00 per share.

 INVESTING IN THE COMMON SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 12.

                                                              Per Share      Total
                                                              ---------   -----------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to us............................   $          $

We have granted the underwriters a 30-day option to purchase up to 1,230,000 additional common shares from us on the same terms and conditions set forth above solely to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We expect to deliver the common shares on or about December   , 1999.

--------------------------------------------------------------------------------

                              JOINT LEAD MANAGERS

CREDIT SUISSE FIRST BOSTON                                       LEHMAN BROTHERS

                              --------------------

MERRILL LYNCH & CO.

                       SALOMON SMITH BARNEY


                                              WIT CAPITAL CORPORATION


December   , 1999

[Artwork consisting of El Sitio's medallion, a pre-Colombian stone, and a brief description of El Sitio.]

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
SUMMARY...............................      5
RISK FACTORS..........................     12
USE OF PROCEEDS.......................     28
DIVIDEND POLICY.......................     28
CAPITALIZATION........................     29
DILUTION..............................     31
SELECTED FINANCIAL DATA...............     33
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................     35
BUSINESS..............................     50
MANAGEMENT............................     71



                                          PAGE
                                          ----
PRINCIPAL SHAREHOLDERS................     77
RELATED PARTY TRANSACTIONS............     80
SHARES ELIGIBLE FOR FUTURE SALE.......     82
DESCRIPTION OF SHARE CAPITAL..........     84
TAXATION..............................     87
UNDERWRITING..........................     92
NOTICE TO CANADIAN RESIDENTS..........     95
LEGAL MATTERS.........................     96
EXPERTS...............................     96
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.........................     96
INDEX TO FINANCIAL STATEMENTS.........    F-1


                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED ANY PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

                     DEALER PROSPECTUS DELIVERY REQUIREMENT

    UNTIL JANUARY   , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                     [This Page Intentionally Left Blank.]

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND OUR CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

    EXCEPT AS OTHERWISE INDICATED OR AS THE CONTEXT MAY OTHERWISE REQUIRE, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND ASSUMES THAT ALL OF OUR OUTSTANDING CLASS A CONVERTIBLE PREFERRED SHARES HAVE CONVERTED INTO OUR COMMON SHARES, WHICH WILL AUTOMATICALLY OCCUR UPON THE CLOSING OF THIS OFFERING.

    ALL INFORMATION IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, GIVES EFFECT TO A 2-FOR-1 SHARE SPLIT WHICH WILL BE COMPLETED PRIOR TO THE CLOSING OF THIS OFFERING.

    "EL SITIO" AND THE MEDALLION DESIGN ARE TRADEMARKS OF EL SITIO, INC. THIS PROSPECTUS ALSO INCLUDES TRADEMARKS, SERVICE MARKS AND TRADE NAMES OF OTHER COMPANIES.

                                 EL SITIO, INC.

OUR BUSINESS

    We are an Internet network providing country-specific and regional content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. Recognizing that the countries in the Americas are diverse, we have designed our network to consist of country Websites as well as a global Website. We currently have country Websites for, and sales and content production offices in, Argentina, Brazil, Mexico, the United States and Uruguay. We plan to establish sales and content production offices in Colombia before the end of 1999, and sales and content production offices in Chile and Venezuela during 2000. By offering content and interactive resources designed to be responsive to our users' preferences, we seek to make our network their "home on the Internet" and, in so doing, to create communities of users, develop user loyalty and increase traffic on our Websites. The launch of each country Website represents a potential new community of users. By building substantial communities of users, we are developing a platform for generating revenues from advertising, branded retail dial-up Internet access, or "connectivity", service and, in the future, e-commerce. We recently began to offer connectivity services in Argentina and Brazil and expect to offer similar services in Colombia before the end of 1999. We are also beginning to develop e-commerce services for Spanish- and Portuguese-speaking audiences in Latin America and the United States.

    Our founders believed that a scarcity of Spanish- and Portuguese-language content was the principal factor limiting the growth of Internet usage in Latin America. As a result, from our inception in mid-1997, we initially concentrated on the development of a pilot Website for Argentina with quality content and interactive resources in Spanish and, at the same time, carried out extensive market testing to understand users' preferences. We then began to roll-out our network of country Websites during 1998 and, most recently, launched our Website in the United States in September 1999. Our registered users (meaning users who have provided personal information such as name, e-mail address and address) grew from 54,132 persons in June 1998 to 291,567 persons in July 1999. From
June 1998 to July 1999, the number of pages viewed by our users increased from
3.0 million to 21.0 million per month. On August 1, 1999, we launched our first mass media-based branding and advertising campaign in Argentina, Brazil, Mexico and Uruguay and, on September 9, 1999, launched the campaign in the United States. In the first three months of this campaign (through October 31, 1999), our registered users increased by approximately 69% to 498,515 at October 31, 1999 and the number of pages viewed per month by our users increased by over 250% to 73.9 million in that month. In March 1999, we also commenced measuring unique visitors (meaning users who visit our Websites multiple times but who are counted in the relevant period as having visited the Websites only one time). The number of unique visitors has increased from 174,800 in March 1999 to approximately 1.6 million in October 1999. We attribute this recent growth principally to our mass media-based branding and advertising campaign, and cannot predict whether such growth will continue.

    Our network is located at WWW.ELSITIO.COM for all of our Spanish-language Websites and at WWW.OSITE.COM.BR for our Portuguese-language Website. An on-line user accessing our network in any of the countries for which we operate a country Website is directly linked to our Website for that user's home country; other users are linked to our global Website. Our users encounter appealing content and interactive resources in their native language and organized according to eleven themes, which we call channels. These channels include, among others, movies, music, news, parenting, relationships, shows, sports and technology. Our users also receive access to free e-mail, chat rooms, bulletin boards, personal home pages, contests and prizes. We regularly enhance our Websites' features in response to user suggestions and our own service, content and product developments. We provide content and community features on our Websites to our users (including our registered users) free of charge.

    Each of our country Websites is supported by a team of management, marketing, sales and content production personnel based in the relevant country. Each team is responsible for providing country-specific content and community features adapted to the cultural and other tastes of the relevant market. Our in-country teams are supported by our global team, which provides technical and design support and global content for our network. This structure affords our users the dual advantages of, first, the size and resources of our network and, second, the country-specific content and community features most useful to them. Operationally, it permits us to maximize economies of scale to efficiently support multiple markets with differing content and features from a single global platform.

    In order to offer our users a broader range of Internet services and to further foster user loyalty, we recently acquired IMPSAT Corporation's retail dial-up access customers in Argentina and Brazil and are in the process of acquiring its retail dial-up access customers in Colombia. The aggregate purchase price for these acquisitions is $21.5 million. As a result of these acquisitions, we expect to receive approximately 73,000 dial-up customers in the three countries. These acquisitions should enable us to utilize our Websites in Argentina, Brazil and Colombia as portals for our dial-up access customers, as our connectivity customers will be directly linked to our Websites upon connecting to the Internet, and to cross-market connectivity services to the users of our network of Websites. To subscribe to our connectivity services, a user pays a monthly fee to us in exchange for connectivity to the Internet. A dial-up access subscriber automatically becomes a registered user of El Sitio's network, although not vice versa. We will not acquire the telecommunications infrastructure required to provide these services, but will instead outsource that infrastructure from third-party providers--initially, under three-year agreements with subsidiaries of IMPSAT Corporation. In conjunction with these acquisitions, IMPSAT Corporation, which is a provider of private networks of integrated data and voice communications systems in a number of countries of Latin America, has become one of our major shareholders. We do not now offer or intend to offer connectivity services in countries other than Argentina, Brazil and Colombia.

    Our results of operations for the nine months ended September 30, 1999 reflect that we continue to be in an early stage of operations. We continue to build sales and marketing teams, establish advertising and sales offices, and implement our media-based branding and advertising campaigns. We incurred increased expenses that more than offset revenue growth during the nine months ended September 30, 1999. We recorded net revenues of $1.5 million and a net loss of $13.9 million in the nine months ended September 30, 1999, compared to net revenues of $609,000 and a net loss of $1.8 million in the corresponding period of 1998. Our increased net losses for the nine-month period ended September 30, 1999 were primarily attributable to an increase in personnel and other expenses necessary to support the roll-out or expansion of offices and Websites in Brazil, Mexico and the United States and in anticipation of the launch of commercial operations in these and other countries during the period. For the nine months ended September 30, 1999, El Sitio generated 46.9%, 29.9% and 22.2% of its revenues from Argentina, Uruguay and Mexico, respectively. After taking into account our acquisitions of the three dial-up access businesses, approximately 50% of our revenues in this nine-month period would have been generated from Brazil, 31% from Argentina, 12% from Colombia, 4% from Uruguay and 3% from Mexico.

    We were incorporated in July 1997 in the British Virgin Islands. We are a holding company with operating subsidiaries in Argentina, Brazil, Mexico, the United States and Uruguay. Our principal executive offices are located at Avenida Belgrano 845, 1092 Buenos Aires, Argentina, and our telephone number is 011-5411-4343-6700.

OUR MARKET OPPORTUNITY

    The Spanish- and Portuguese-speaking audiences in Latin America and the United States together represent one of the fastest growing user groups on the Web today. While we do not expect to have country Websites or operations for every country in Latin America, our network is targeted to the entire Latin American region. In the United States, we are currently targeting the Spanish-speaking populations in Chicago, Houston, Los Angeles, Miami, New York, San Antonio and San Diego. We are primarily targeting individual users, although we anticipate that business and other entities will become important participants in our communities of users.


    We believe a large and growing market consisting of Spanish- and Portuguese-speaking audiences exists in Latin America and the United States for content, connectivity and e-commerce services, and that this market presents us with a significant opportunity. Latin America had a total population at the end of 1998 of 492.4 million people, of whom more than two-thirds are under 35 years of age. The region had an aggregate gross domestic product in 1998 of $2.0 trillion, of which Brazil, Mexico and Argentina accounted for more than three-fourths. The wealthiest 20% of the Latin American population accounts for approximately two-thirds of the overall buying power in the region and constitutes our primary target market in Latin America. Internet use in Latin America is expected to increase from an estimated 4.8 million users in 1998 to
19.1 million users in 2003. Internet advertising targeting Latin America is projected to grow from approximately $23.6 million in 1998 to approximately $948.9 million in 2003. Similarly, on-line sales in Latin America are projected to increase from approximately $166.8 million in 1998 to approximately
$8.0 billion in 2003. Internet penetration rates for 1999 are expected to be 1.5% in Argentina, 2.0% in Brazil, 0.6% in Colombia, 1.0% in Mexico and 2.9% in Chile.


    The United States has a total Hispanic population of approximately
31.4 million people, which has grown at a compound annual rate of 3.7% between 1996 and 1999. By 2000, the U.S. Hispanic population is expected to constitute approximately 11% of the total U.S. population. Advertising targeting U.S. Hispanics was $1.7 billion in 1998. As of January 1, 1998, U.S. Hispanics represented $273.2 billion in annual buying power. As of May 1999, the Internet penetration rate for the U.S. Hispanics was approximately 19.0%.

OUR STRATEGY

    Our goal is to become the leading Internet network for Spanish- and Portuguese-speaking audiences in Latin America and the United States. To achieve our goal, and to take advantage of our market opportunity, we continue to implement a strategy consisting of the following principal elements:

    - BUILDING A MARKET-LEADING NETWORK. We seek to build a leading Internet network by:

        V further developing country-specific and regional content;

        V incorporating additional community-building features; and

        V strengthening our brand identity.

    - GENERATING REVENUES FROM OUR NETWORK. We seek to increase substantially revenues from our network by:

        V forging one-on-one relationships with advertisers;

        V integrating connectivity services into our network; and

        V developing our e-commerce business.

    - LEVERAGING STRATEGIC RELATIONSHIPS. We intend to leverage our existing relationships with shareholders and enter into new strategic relationships to expand our network and enhance our content, marketing and sales.

OUR SHAREHOLDERS


    Roberto Vivo-Chaneton, our chairman, and Roberto Cibrian-Campoy, our chief executive officer, founded our company in 1997. Mr. Vivo is a co-founder and deputy chief executive officer of IMPSAT Corporation. Mr. Cibrian was the founder and the president of Cibrian-Campoy Creativos, S.A., an Argentine company which engaged in electronic arts, computer animation and multimedia and which was the predecessor entity for our Argentine subsidiary.


    In July 1999, we completed a private placement of 6,334,004 Class A convertible preferred shares for a gross purchase price of $44.4 million, consisting of 5,477,088 shares sold for $38.4 million in cash and 856,916 shares to be issued on a quarterly basis through January 2001 in exchange for $6.0 million in non-cash advertising time credits. Each Class A convertible preferred share will, after giving effect to a 2-for-1 share split, convert automatically into two common shares upon completion of this offering.

    Our principal shareholders, in addition to Mr. Vivo and Mr. Cibrian, include:

    - IAMP (El Sitio) Investments Ltd., an investment fund jointly controlled by Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies;

    - SLI.Com, an investment fund controlled by Guillermo Liberman, an Argentine entrepreneur with interests in agribusiness, fisheries, telecommunications and hotel development;

    - GCC Investments, LLC, an indirect subsidiary of GC Companies Inc., which owns and operates General Cinema Theatres; and

    - IMPSAT Corporation, a Latin American telecommunications company.

    In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. The Class B convertible preferred shares have an annual dividend rate of 8%. Each Class B convertible preferred share will automatically convert, on the date six months after the closing of this offering, into one common share. The difference between the initial public offering price per common share and $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

                                  THE OFFERING


Common shares offered.....................  8,200,000 shares

Common shares outstanding immediately
  after this offering.....................  38,574,460 shares (1)

Underwriters' over-allotment option.......  Common shares offered and common shares outstanding after this offering would each increase by 1,230,000
                                            shares if the underwriters' over-allotment option is
                                            exercised in full.

Use of proceeds...........................  We intend to use the net proceeds from this offering as follows:

                                                - approximately $48.0 million to fund our sales and
                                                  marketing, and branding and advertising
                                                  activities;

                                                - approximately $20.0 million to develop new
                                                services and products, and to develop our network
                                                  infrastructure;

                                                - approximately $1.3 million to pay dividends in
                                                respect of our Class A convertible preferred shares
                                                  accrued as of the closing date of this offering;
                                                  and

                                                - the balance for general corporate and working
                                                capital requirements.

                                            We have not definitively allocated any portion of the
                                            net proceeds for the above specified purposes. We will
                                            retain complete discretion in applying the proceeds of
                                            this offering.

Proposed Nasdaq National Market symbol....  "LCTO"

------------------------

(1) Excludes the following:

    - 2,268,600 common shares reserved for issuance upon exercise of options granted under our 1999 share option plan at a weighted average exercise price of $5.73 per share;

    - 971,400 common shares reserved for issuance upon the exercise of options that we may grant under our 1999 share option plan;

    - 1,713,832 common shares issuable upon conversion of our Class A convertible preferred shares, which will be issued on a quarterly basis through January 2001 in exchange for $6.0 million of non-cash advertising time credits;

    - 239,936 common shares issuable upon exercise of a warrant issued to Bear, Stearns & Co. Inc. as part of its fee in connection with the July 1999 private placement of our Class A convertible preferred shares; and

    - 1,111,111 common shares issuable upon conversion of our Class B convertible preferred shares, which were sold in a private placement in mid-November 1999 for an aggregate purchase price of $10.0 million in cash.

                             SUMMARY FINANCIAL DATA

    The following financial data should be read in conjunction with the consolidated financial statements and the unaudited pro forma financial information, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

    The pro forma financial information reflects:

    - our acquisitions of the retail dial-up access customers in Argentina and Brazil from IMPSAT Corporation, and our pending acquisition of its retail dial-up access customers in Colombia, for approximately $21.5 million in the aggregate and the related purchase by IMPSAT Corporation of 3,070,615 of our Class A convertible preferred shares for $21.5 million; and

    - the private placement in mid-November 1999 of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of $10.0 million in cash.

    The selected pro forma as adjusted balance sheet data give effect to the sale of the common shares in, and the receipt of the net proceeds from, this offering. We have assumed an initial public offering price of $12.00 per share, which is the mid-point of the estimated range of offering prices presented on the cover page of this prospectus. The pro forma as adjusted data also assume that all of our outstanding Class A convertible preferred shares have been converted into our common shares, which will automatically occur upon the closing of this offering.

    We prepare our consolidated financial statements and the pro forma financial information in U.S. dollars in accordance with generally accepted accounting principles in the United States, which is commonly called "U.S. GAAP."

    Results of operations for the periods presented are not necessarily indicative of results of our operations for future periods.

                                     YEAR ENDED DECEMBER 31,               NINE MONTHS ENDED SEPTEMBER 30,
                             ---------------------------------------   ---------------------------------------
                                1997                 1998                 1998                 1999
                             -----------   -------------------------   -----------   -------------------------
                               ACTUAL        ACTUAL       PRO FORMA      ACTUAL        ACTUAL       PRO FORMA
                             -----------   -----------   -----------   -----------   -----------   -----------
                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net revenues...............  $       267   $       780   $    17,287   $       609   $     1,524   $    11,541
Total costs and expenses...        1,171         4,277        22,784         2,371        14,909        27,068
Operating income (loss)....         (904)       (3,497)       (5,497)       (1,762)      (13,385)      (15,527)
Net loss attributable to
  common shareholders......       (1,014)       (3,517)      (11,370)       (1,792)      (13,903)      (21,268)
Basic and diluted net loss
  per common share.........       (10.14)        (1.15)        (3.73)         (.87)        (1.18)        (1.81)
Shares used in computing
  basic and diluted loss
  per common share.........      100,000     3,050,000     3,050,000     2,066,667    11,777,516    11,777,516

                                                 AT DECEMBER 31,           AT SEPTEMBER 30, 1999
                                               -------------------   ----------------------------------
                                                                                             PRO FORMA
                                                 1997       1998      ACTUAL    PRO FORMA   AS ADJUSTED
                                               --------   --------   --------   ---------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents....................  $    89     $  246    $ 24,393   $ 34,493      $123,505
Working capital (deficit)....................   (1,146)       (42)     20,257     29,851       118,863
Total assets.................................      396      1,481      33,120     64,776       153,788
Total liabilities............................    1,360        712       6,349      7,305         7,305
Class A convertible preferred shares.........       --         --      38,327     59,827            --
Class B convertible preferred shares.........       --         --          --      9,200         9,200
Total shareholder's equity (deficit).........     (964)       769     (11,556)   (11,556)      137,283

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING OUR SHARES.

    FOR PURPOSES OF THIS "RISK FACTORS" SECTION OF THIS PROSPECTUS, WHEN WE STATE THAT A RISK, UNCERTAINTY OR PROBLEM MAY, COULD OR WOULD HAVE AN "ADVERSE EFFECT ON OUR COMPANY," WE MEAN THAT THE RISK, UNCERTAINTY OR PROBLEM MAY, COULD OR WOULD HAVE AN "ADVERSE EFFECT ON THE BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, CASH FLOW OR PROSPECTS OF OUR COMPANY," IN EACH CASE EXCEPT AS OTHERWISE INDICATED OR AS THE CONTEXT MAY OTHERWISE REQUIRE. YOU SHOULD VIEW SIMILAR EXPRESSIONS IN THIS SECTION AS HAVING A SIMILAR MEANING.

RISKS RELATED TO OUR COMPANY

WE HAVE ONLY BEEN IN BUSINESS FOR A SHORT PERIOD OF TIME, SO YOUR BASIS FOR EVALUATING OUR COMPANY IS LIMITED.

    We commenced operations in July 1997 and began the roll-out of our network during 1998. We commenced our first mass media-based branding and advertising campaign in August 1999 in an effort to generate a high volume of user traffic on our Websites. Accordingly, we have a limited operating and financial history upon which you can base your evaluation of an investment in our common shares.

    We are subject to the risks, uncertainties and problems frequently encountered by companies in early stages of operations, particularly companies in new and rapidly developing markets, such as the Internet industry.

    These risks, uncertainties and problems include, among others, the following:

    - any inability to maintain and increase levels of traffic on our Websites;

    - any failure to continue to develop and extend the EL SITIO (in Brazil, O
      SITE) brand;

    - any inability to meet minimum guaranteed impressions under our advertising agreements;

    - any failure to anticipate and adapt to developing markets;

    - any inability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

    - any failure of our network to handle efficiently our Web traffic;

    - any inability to generate significant revenues from e-commerce;

    - any failure to manage rapidly expanding operations; and

    - the level of use of the Internet and online services and consumer acceptance of the Internet and other online services.

    We cannot assure you that we will be successful or that we will be able effectively to compete and achieve market acceptance or otherwise address the risk factors disclosed in this prospectus.

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WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR INCREASING LOSSES IN
THE NEXT SEVERAL YEARS.

    We have not achieved profitability to date, and we anticipate that we will incur substantial and increasing losses through 2002. We expect to incur a net loss of approximately $30 million in 1999. Our business plan contemplates that we will first become profitable in 2003. We believe that our revenues, chiefly from advertising and connectivity services, will exceed our expenses in 2003 as a result of our branding and advertising campaigns and related marketing efforts prior to that year and the further development of our communities of users. Until that year, we will continue to incur losses and negative cash flow as we fund operating and capital expenditures in areas such as content and service development, marketing and brand promotion, additional personnel and network infrastructure. The extent of these losses will depend, in part, on the amount of growth in our revenues. We cannot assure you that our losses will not further increase in the future or that we will ever achieve or sustain profitability.

WE MAY FAIL TO IMPLEMENT SUCCESSFULLY OUR BUSINESS STRATEGY.

    Our business strategy relies upon the creation of high quality content for our Website for each country in which we operate and for each of our targeted metropolitan areas in the United States. Our strategy assumes that consumers will be attracted to the country-specific content and community features on our Websites, which will, in turn, allow us to sell advertising, sponsorships and connectivity services and, in the future, to develop relationships with merchants for e-commerce designed to reach those consumers. Our strategy remains unproven and, among other things, could entail higher operating expenses than are or may be incurred by competitors which are pursuing a more pan-Latin American approach with limited country-specific content.

    Our strategy may not be successful, and if not successful, we may not be able to modify it in a timely and successful manner in the rapidly evolving Internet industry. In addition, we could fail to develop strategies to capitalize on opportunities in new and unproven areas.

WE WILL NOT BECOME PROFITABLE IF WE DO NOT ATTRACT A SUBSTANTIAL NUMBER OF USERS AND ADVERTISERS.

    We must continually enhance and improve our Website content and services to attract, and to meet the expectations of, our users and advertisers. We also must continue to:

    - improve the features and functionality of our Websites and our dial-up access businesses; and

    - develop other services and products to attract users, advertisers and e-commerce partners.

In the countries for which we establish new Websites, we believe we will encounter the same challenges in attracting users and advertisers as in the countries where we currently conduct operations.

    We constantly seek to deliver the content, features and functionality desired by our target audience. If other Websites or networks, or Internet service providers, present more desirable content, features or functionality, our user traffic could be adversely affected. We cannot assure you that we can successfully identify new service opportunities and develop and bring new services and products to market in a cost-efficient and timely manner. Any failure to develop and introduce new services and service enhancements that are compatible with industry standards and satisfy customer requirements would have a material adverse effect on our company.

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WE MUST DEVELOP OUR BRAND AND GENERATE INCREASED ADVERTISING REVENUES IN ORDER
TO CREATE A VIABLE BUSINESS.

    We must continue to establish and develop our EL SITIO (in Brazil, O SITE) brand. Brand loyalty is critical to our ability to expand our user base and our advertising, connectivity services and e-commerce revenues. We believe that the importance of brand recognition will increase as the number of Spanish-and Portuguese-language Websites targeting Latin America and the U.S. Spanish-speaking market increases. We intend to devote considerable resources for marketing campaigns, both on-line and in traditional media, to promote our brand. However, unlike our on-line advertising, which gives us immediate feedback and allows us to adjust promptly our marketing messages, the effectiveness of advertising in traditional print and broadcast media is more difficult to assess. If our marketing efforts are unsuccessful, we may fail to establish EL SITIO and O SITE as leading brands in our markets. We cannot assure you that our brand building initiatives and expenditures for this purpose will prove effective.

    Our success in promoting and enhancing our brand will also depend on our ability to provide high quality content, features and functionality. If we fail to promote successfully our brand, if users of our Websites, or our connectivity services or if advertisers or e-commerce partners do not perceive our services to be of high quality, the value of our brand could be diminished, which would have a material adverse effect on our company.

OUR GROWTH AND EXPANSION MAY STRAIN OUR ABILITY TO MANAGE OUR OPERATIONS AND OUR FINANCIAL RESOURCES.

    We are undergoing rapid growth and plan to continue to grow rapidly, both in existing markets and by means of expansion into new geographic markets. Rapid growth places significant strains on our network infrastructure, our managerial, technical and editorial personnel, and our financial and other resources. To support growth, we must implement new or upgraded operating and financial systems, procedures and controls for our existing operations in Argentina, Brazil, Mexico, the United States and Uruguay, as well as in additional countries in which we may seek to develop our business. Any failure to expand and integrate these areas in an efficient manner could have a material adverse effect on our company.

    We have acquired the retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and are in the process of acquiring its retail dial-up access customers in Colombia. We expect to complete the Colombia acquisition by the end of 1999. Prior to these acquisitions, our company had no experience in operating a connectivity services business. In addition, any failure to integrate these acquisitions, or any other acquired business, could have an adverse effect on our company.

    The aggregate $21.5 million purchase price for the acquisitions of these retail dial-up access customers has been allocated principally to an intangible asset consisting of the newly acquired customer base. This intangible asset will be amortized over the next five years and, as such, will be reflected as an expense in our statement of operations in future periods. To the extent that we fail to retain this customer base during this period, this intangible asset could be deemed to be impaired, in which case an amount in excess of the anticipated amortization expense would be charged to our results of operations and could result in substantially increased losses or, in later years, reduced profits. As a result, our future financial performance could be materially and adversely affected if we are not successful in preserving and developing our newly acquired connectivity customer base.

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    Our ability to achieve and to manage planned growth will depend upon, among other factors, our success in:

    - hiring and retaining qualified management, technical and marketing personnel;

    - maintaining the high levels of customer service required to retain users while undertaking expansion; and

    - expanding our network infrastructure to service a growing user base.

If we fail to achieve and manage growth, our company, as well as the market price of our common shares, could be adversely affected.

WE MUST INCREASE OUR ADVERTISING AND OTHER REVENUES IN CASH IN ORDER TO EXPAND OUR BUSINESS.

    As a network of Websites, our business model is predicated upon our ability to increase significantly our advertising revenues. Although we will derive subscriber-based revenues from our acquisitions of the retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, our branded connectivity services are complementary to the development of communities of users. Our business model emphasizes growth in advertising revenues through country-specific and regional advertising agreements. Our growth of advertising revenues will depend, among other factors, on:

    - the level of acceptance that Internet advertising achieves in Latin America, and the growth of the aggregate amount spent on Internet advertising in our markets;

    - the market recognition and prestige of our brand and trademarks;

    - the attractiveness of our advertising pricing schedules;

    - the effectiveness of our advertising sales personnel in each of our markets; and

    - our ability to generate and continue to grow a large community of loyal users in our markets.

    Our five largest advertisers accounted for approximately 40.7% of our total revenues in the nine months ended September 30, 1999 and approximately 77% of our total revenues for the nine months ended 1998. Our largest advertiser alone accounted for approximately 12.8% and 20.4% of our total revenues in the first nine months of 1999 and 1998, respectively. The loss of any of our major existing advertisers, unless replaced by other advertisers, could have a material adverse effect on our company.

    We have received a significant portion of our historical net revenues from reciprocal services arrangements, pursuant to which we exchange advertising space on our network for advertising space on television and radio or for telecommunications services, in lieu of cash payments. In the nine months ended September 30, 1999, we derived advertising revenues valued at approximately $554,000, or 36% of our total net revenues for this period, from these non-cash reciprocal services arrangements. For the year ended December 31, 1998, we derived approximately $180,000, or 23% of our total net revenues, from these arrangements. We expect that non-cash revenues from reciprocal services arrangements will continue to account for a significant portion of our revenues in the foreseeable future.

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WE MUST MAINTAIN ACCESS TO QUALITY CONTENT PROVIDED BY THIRD PARTIES IN ORDER TO
DEVELOP OUR SUBSCRIBER BASE.

    Although we seek to produce or edit a substantial portion of the content for our Websites, we continue to rely upon third parties, such as Reuters, Agence France-Presse and CBS Sportsline, to provide global content to complement our own content and thus make our Websites more attractive to users and, by extension, advertisers. Most of our arrangements with third-party providers of content are not exclusive, are short-term and may be terminated at the discretion of the other party. Any termination of any of our arrangements with some of these providers of content could have an adverse effect on our company.

OUR BUSINESS DEPENDS UPON STABLE RELATIONSHIPS WITH KEY SUPPLIERS.

    We have no long-term contracts with our suppliers. We are dependent on third-party suppliers for our leased-line connections and bandwidth. Some of these suppliers are or may become competitors of our company, and they are not subject to any contractual restrictions upon their ability to compete with us. If these suppliers change their pricing structures, we may be adversely affected. Moreover, any failure or delay on the part of our network providers to deliver bandwidth to us or to provide operations, maintenance and other services with respect to such bandwidth in a timely or adequate fashion could adversely affect our company.

    In connection with our acquisitions of retail dial-up access customers from IMPSAT Corporation, we are not acquiring the telecommunications infrastructure to provide these services and will instead outsource that infrastructure from third-party providers--initially, under three-year services agreements with subsidiaries of IMPSAT Corporation. Our agreements with these subsidiaries of IMPSAT Corporation, pursuant to which they will provide telecommunications infrastructure for our dial-up access customers, do not restrict IMPSAT Corporation from competing directly with us or providing better rates to other dial-up access providers. These agreements, however, permit us to terminate the agreements without any penalties after one year if we receive an offer from a lower-price service provider and IMPSAT Corporation does not match that service provider's price. If IMPSAT Corporation competes directly with us, charges us above-market rates for telecommunications infrastructure or offers cut-rate telecommunications infrastructure to our competitors in the retail dial-up access business, our business could be adversely affected.

WE MUST FURTHER DEVELOP STRATEGIC RELATIONSHIPS TO STRENGTHEN OUR COMPETITIVE POSITION.

    In our initial stage of operations, we focused upon understanding our target markets and delivering high quality services and products designed for such markets. More recently, we have sought to establish strategic relationships with leading content providers, dial-up access providers, e-commerce partners, and technology and infrastructure providers. To date, our principal strategic relationships have been with our shareholders and their affiliates, such as Hicks, Muse, Tate & Furst Incorporated, the Cisneros Group of Companies, and IMPSAT Corporation. We may depend, in part, upon strategic relationships to help to develop our business. Our future growth will depend upon maintaining our existing strategic relationships as well as our ability to establish new relationships.

WE COULD EXPERIENCE CAPACITY CONSTRAINTS AND UNEXPECTED SYSTEM INTERRUPTIONS, WHICH COULD IMPEDE THE DEVELOPMENT OF OUR BUSINESS.

    The number of pages of information transmitted over our network, commonly referred to as "page views," has continued to increase over time. We are actively trying to increase our level of page views.

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As a result, our network must accommodate a high volume of traffic, often at unexpected times. We have, to date, experienced limited capacity constraints in terms of our ability to serve our increasing user volumes. We are in the process of improving our network infrastructure to ensure that we will be able to handle future increases in traffic. We are migrating our platform and our applications to a Unix platform using Sun Microsystems servers. We do not anticipate that this migration process, which is expected to be completed before the end of 1999, will affect the continuous operations of our network. However, any break in the continuous operations of our network could have a material adverse effect on our company.

    We make our Websites available using 17 Microsoft Windows NT servers and 3 Linux servers as our central production servers, which servers are currently located at the server farm facilities of Exodus Communications in New Jersey. We also have a redundant server located at the Miami, Florida server farm facilities of IMPSAT Corporation. Any failure by Exodus Communications or IMPSAT Corporation to protect our systems against damage from fire, weather, power loss, telecommunications failure, break-ins or other events could have a material adverse effect on our company.

    We may also, from time to time, experience interruptions due to hardware failures, unsolicited bulk e-mail and operating system failures. Because our revenues depend on the number of users of our network, we will be adversely affected if we experience frequent or long system delays or interruptions. If delays or interruptions continue to occur:

    - our users could perceive our network as being unreliable;

    - traffic on our Website could deteriorate; and

    - our brand could be adversely affected.

    Any failure on our part to minimize or prevent capacity constraints or system interruptions could have an adverse effect on our company.

WE MAY HAVE DIFFICULTY IN OBTAINING THE ADDITIONAL FINANCING REQUIRED TO DEVELOP OUR BUSINESS.


    As a company in an early stage of operations, and in order to develop and expand our business, we anticipate that we will require substantial additional equity and debt financing after this offering. Under our business plan, we expect to require up to approximately $50 million of additional financing during the period through 2003 to provide sufficient working capital until we become profitable, which is anticipated in the latter year. Obtaining additional financing will be subject to a number of factors, including, without limitation, the following:


    - the stage of operations of our company;

    - our actual or anticipated results of operations, financial condition and cash flow;

    - investor sentiment towards companies conducting business in Latin America; and

    - generally prevailing market conditions.

These factors may make the timing, amount, terms and conditions of additional financing unattractive for us.

    If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current shareholders will be reduced, and the new equity securities may have rights,

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preferences or privileges senior to those of the holders of our common shares.
If additional funds are raised through the issuance of debt securities, these securities would have some rights, preferences and privileges senior to those of the holders of our common shares, and the terms of this debt could impose restrictions on our operations and result in significant interest expense to us.

    In the event that we are unable to raise sufficient financing on satisfactory terms and conditions in the future, our company would be adversely affected.

WE MUST RETAIN KEY MANAGERS AND REQUIRE ADDITIONAL QUALIFIED PERSONNEL TO DEVELOP OUR BUSINESS IN AN INDUSTRY IN WHICH IT IS DIFFICULT TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

    Our future performance depends, in large part, on the continued service of our senior management. We rely, in particular, on the strategic guidance of Roberto Vivo-Chaneton, co-founder and chairman of our company, and on the services of Roberto Cibrian-Campoy, co-founder and chief executive officer of our company. The loss, for any reason, of the services of either of these individuals could have a material adverse effect on our company.

    Our strategy of emphasizing country-specific content and advertising also requires the hiring and retention of highly qualified personnel in each market. After they are employed, the knowledge, expertise and relationships of our personnel makes their retention important to our success. We expect to continue to enter into share option and non-competition agreements with key personnel. However, we cannot assure you that we will be able to retain our key personnel or that we will be able to attract and retain such additional highly qualified technical and managerial personnel in the future. Any inability to attract and retain the personnel necessary to support the growth of our business could have an adverse effect on our company.

WE WILL BE CONTROLLED AFTER THIS OFFERING BY A SMALL GROUP OF EXISTING SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS.

    Prior to this offering, our directors and officers and their respective affiliates beneficially owned, in the aggregate, a significant majority of our issued and outstanding share capital. We expect that these shareholders will continue to own a significant portion of our share capital after this offering. As a result, these shareholders will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and approval of mergers, acquisitions and other significant corporate transactions. You should understand that there may be circumstances in which interests of these shareholders may conflict with your interests.

    Commercial and other transactions between our company, on the one hand, and our directors, officers and controlling shareholders and their affiliates, on the other, create the potential for, or could result in, conflicting interests. For example, Roberto Vivo-Chaneton, Ricardo Verdaguer and Sofia Pescarmona, three of our directors, also serve as directors and senior officers of IMPSAT Corporation. These relationships may give rise to conflicts of interest from time to time relating to contracts, such as the telecommunications services agreements that we are entering into with IMPSAT Corporation, corporate opportunities and use of directors' time and expertise. We also have acquired IMPSAT Corporation's retail dial-up access customers in Argentina and Brazil and are in the process of acquiring its retail dial-up access customers in Colombia, which are transactions involving our company and this related party. Our board of directors is in the process of developing procedures with a view to minimizing such potential conflicts of interest and has adopted guidelines regarding related party transactions. We intend to enter into all related party transactions on an arm's length basis (measured against terms that would be offered by an unaffiliated third party). We cannot assure you, however, that all of these future transactions will be free of conflicting interests.

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WE MUST PRESERVE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH ARE ESSENTIAL TO THE
DEVELOPMENT OF OUR BUSINESS.

    We consider our EL SITIO, O SITE and medallion design trademarks and service marks to be important to our success. We are pursuing the registration of our trademarks and service marks in the United States and in key countries of Latin America as well as in Spain and Portugal. Although some of these countries have registered our marks, we cannot predict with certainty whether the trademark offices of the remaining countries will do the same. If we are unable to obtain a registration in a particular country, we would have trademark or service mark rights to the extent that we use the mark, but the rights would not be as strong as if they were registered. Some companies, including other participants in the Internet industry, use and/or may use trademarks or service marks in English or other languages which, when translated, are similar or identical to certain of our core marks. Usage of these marks by other parties could hinder our ability to build a unique brand identity and may possibly lead to trademark disputes, in that we may be sued for trademark infringement in court or we may have the validity of our applications and/or registrations challenged at government agencies. Although we do not believe that any proceedings against us ultimately would be meritorious, we cannot provide any assurances to you in this regard. A judgment against us in an intellectual property-based proceeding could result in the loss of our ability to use one or more of our marks, as well as the imposition of monetary damages. Should we lose the right to use a trademark or service mark, we may be forced to adopt a new mark, which would result in the loss of substantial resources and brand identity. In any event, whether successful or not, litigating a trademark dispute would result in the expenditure of monetary resources and the diversion of executives' time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on our company.

    We also depend upon technology licensed from third parties for chat, homepage, search and related Web services. Any dispute with a licensor of the technology may result in our inability to continue to use that particular technology. Additionally, there may be patents issued or pending that are held by third parties and that cover significant parts of the technology, products, business methods or services used to conduct our business. We cannot be certain that our technology, products, business methods or services do not or will not infringe valid patents or other intellectual property rights held by third parties. In the event that a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending our company against third-party infringement claims regardless of the merit of these claims. Successful infringement claims against us could result in substantial monetary liability and/or being prevented by a court from conducting all or a part of our business that falls within the scope of the asserted patent, leading to substantial expenditures to redesign and/or license technology.

OUR RESULTS OF OPERATIONS MAY FLUCTUATE DUE TO SEASONALITY.

    The level of use of our network may be seasonal in nature. Historically, telecommunications use in Latin America has been significantly lower during the first calendar quarter of the year because:

    - it includes the summer months in much of Latin America;

    - affluent segments of the population tend to take extended vacations during these months; and

    - schools and universities are generally closed.

Our advertising revenues may also be subject to seasonal fluctuations. Advertisers in traditional media have spent less in the first and second calendar quarters. We believe that these seasonal trends may affect our results of operations.

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THE MULTI-COUNTRY NATURE OF OUR BUSINESS EXPOSES US TO ADDITIONAL
INTERNATIONAL-BASED RISKS.

    We are subject to a broad range of risks inherent in businesses with operations in multiple countries, including, among others, the following:

    - unexpected changes in governmental laws and regulations;

    - difficulties and costs of staffing and managing international operations;

    - potentially adverse tax consequences;

    - uncertain protection for intellectual property rights;

    - trade barriers for goods which may be sold over our network;

    - difficulties in maintaining and upgrading our systems;

    - export restrictions and controls;

    - currency fluctuation and exchange risks; and

    - economic, political and other conditions in the countries in which we currently, or may seek to, conduct business.

    Any of these factors, many of which are outside our control, could have a material adverse effect on our company.

RISKS RELATED TO OUR INDUSTRY

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET AND FACE COMPETITION FROM MORE DEVELOPED COMPANIES WITH GREATER RESOURCES.

    Many companies already provide Website and on-line destinations targeted to Spanish- and Portuguese-speaking audiences in Latin America, the United States and elsewhere. Competition for users, advertisers and e-commerce partners is intense and is expected to increase significantly in the future, particularly because there are no substantial barriers to entry in our industry.

    We face competition on both country and regional levels. Our primary competitors include, among others, StarMedia and Terra Networks (in most of Latin America and the United States), Quepasa.com and Yupi (in the United States), Clarin Digital (in Argentina) and Universo Online (in Brazil). We also face competition from Spanish- and/or Portuguese-language versions of services, such as Yahoo!, America Online and Prodigy Communications. Our competitors may develop content that is better than ours or that achieves greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition and significantly greater financial, technical, and marketing resources than our company. Any significant loss of users to our competitors could have a material adverse effect on our company.

    As a result of our completed or pending acquisitions of the retail dial-up access customers in Argentina, Brazil and Colombia of IMPSAT Corporation, we will be entering the connectivity services market, which is extremely competitive and is characterized by rapidly changing technology and evolving standards. As a result of these acquisitions, we will be amortizing an intangible asset relating to our customer base in subsequent periods. To the extent that we fail to retain this customer base, this intangible asset could be deemed to be impaired, in which case we could sustain substantially increased losses or, in later years, reduced profits. We also do not own telecommunications assets and will, therefore, depend upon telecommunications providers to carry our Internet traffic. Increased competition could require us to lower our prices, increase our selling and marketing expenses, and raise subscriber acquisition costs. New technologies permitting faster connectivity may make our newly acquired retail dial-up access businesses obsolete. We may not be able to retain our subscribers or, if we do, we may not be able to offset the effect of increased costs through an increase in subscribers, subscriber revenues or revenues from other sources.

    If low-cost or free connectivity is offered in Latin America, our subscribers will have cost-effective alternatives to our service, and they may have more than one Internet account or may switch to another dial-up access provider in their country if they are unable to gain access to our service. As a result, usage of our services by subscribers may decrease; our customer turnover, which is known as "churn," could increase; and we may be compelled to reduce our prices further.

    Recently, various cable and telephone companies have made announcements regarding the planned deployment of broadband services for high-speed Internet access. These services would include new technologies, such as cable modems, wireless communications and digital subscriber line, commonly known as DSL. In addition, a number of free Internet access services have recently been introduced, particularly in non-U.S. markets, and some Internet access providers are now offering subsidized or free personal computers to their subscribers. These trends, if they materialize in Latin America or the U.S., could have a material adverse effect on our company.

WE WILL BE ADVERSELY AFFECTED IF THE INTERNET DOES NOT BECOME WIDELY ACCEPTED AS A MEDIUM FOR ADVERTISING AND E-COMMERCE.

    Advertising revenues will continue to be an important component of our total revenues. In order for us to generate these revenues, advertisers and advertising agencies must direct a portion of their advertising budgets to the Internet and, specifically, to our network. Many of our current or potential advertising and e-commerce partners have limited experience using the Internet to advertise or to sell their products and services and have not devoted a significant portion of their budgets to Internet-based advertising and commerce. The adoption of Internet advertising, particularly in Latin America, requires the acceptance of a new method of conducting business and exchanging information. Advertisers that have invested substantial resources in other media forms may be reluctant to adopt a new method that may limit or compete with their existing efforts. These businesses may find Internet advertising to be less effective for promoting and selling their products and services than is traditional print and broadcast media. We will be adversely affected if Internet advertising and e-commerce fail to develop or develop slowly in Latin America.

CHANGES IN THE LEGAL AND REGULATORY ENVIRONMENT FOR OUR INDUSTRY COULD INCREASE OUR COSTS AND LENGTHEN THE PERIOD FOR US TO BECOME PROFITABLE.

    Government regulation has not materially restricted use of the Internet in our markets to date. However, the legal and regulatory environment pertaining to the Internet remains relatively undeveloped and may change. New laws and regulations could be adopted, and existing laws and regulations could be applied to the Internet and, in particular, to e-commerce. New and existing laws and regulations could cover issues, including, among others, the following:

    - sales and other taxes;

    - user privacy;

    - pricing controls;

    - characteristics and quality of products and services;

    - consumer protection;

    - cross-border commerce;

    - libel and defamation;

    - copyright, trademark and patent infringement; and

    - other claims based on the nature and content of Internet materials.

Changes in government regulation in any of the countries in which we operate could increase our costs and prevent us from delivering our services and products over the Internet. It could also slow the growth of the Internet, which could, in turn, delay growth in demand for our network and adversely affect our company.

WE MAY BECOME SUBJECT TO LEGAL LIABILITY BASED ON THE CONTENT PROVIDED THROUGH, AND THE PRODUCTS SOLD OVER, OUR NETWORK.

    The laws in the United States and in Latin American countries relating to the liability of on-line service providers, such as our company, for activities of their users remains unsettled. Claims have been made against other on-line service providers for defamation, negligence, copyright or trademark infringement, obscenity or other grounds based on the nature and content of information that was posted on-line by these providers or their visitors. We could become subject to similar claims. It is also possible that, if information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Finally, we could face personal injury or other product liability claims arising from the use of products sold through our Website.

    We offer e-mail services, which expose us to potential liabilities or claims resulting from:

    - unsolicited e-mail;

    - lost or misdirected messages;

    - illegal or fraudulent use of e-mail; or

    - interruptions or delays in e-mail service.

Investigating and defending these claims may involve substantial expenses, even if they do not result in liability.

    Although we carry general liability insurance, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our company. In addition, the increased attention focused on liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

WE WILL BE ADVERSELY AFFECTED IF WE FAIL TO RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE.

    The Internet industry is characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements, and changing consumer demands. Our future success will depend on our ongoing ability to improve the performance, features and reliability of our Internet services and products in response to competitive product, feature and service offerings and the evolving demands of the marketplace. New services, products and technologies may be superior to the services and technologies that we use, and may render our services and technologies obsolete or require us to incur substantial expenditures to modify or adapt our services, products or technologies.

OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

    Internet usage could decline if any well-publicized compromise of security occurs. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. In August 1999, the Microsoft Windows NT operating system employed by our servers was subject to a disruption, which may have been caused by either unusually heavy traffic on our network or a hacking attack. This disruption, which occurred intermittently over a two-day period, caused a significant reduction in the speed at which our servers could transmit data, resulting in delays for our users in accessing our Websites and features on our Websites. To address this particular situation, we implemented a number of general security measures, including migrating our operating system to a Unix platform that we consider more stable and hiring an Internet security company. We cannot assure you that these measures will be effective. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

OUR COMPUTER SYSTEMS AND THOSE OF OUR BUSINESS PARTNERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS OF OPERATIONS.

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations which may cause disruptions to normal business activities.

    We have conducted an inventory, and developed testing procedures, for all software and other systems that we believe might be affected by Year 2000 issues. We have tested our computers, servers and other equipment. If we discover any Year 2000 issues with our equipment or the equipment acquired from IMPSAT, we expect to replace the necessary hardware and/or software with versions that will resolve the difficulties. Because third parties developed and currently support many of these systems that we use, a significant part of this effort is directed to ensuring that these third-party systems are Year 2000 compliant. We are unable to test certain systems, such as our telephone centers and routers. We are seeking certification from these third parties as to the Year 2000 compliance status of their products. We anticipate that we will have the certification of all relevant third parties in December 1999.

    The failure of any of our systems or systems maintained by third parties to be Year 2000 compliant could:

    - cause us to incur major expenses to remedy any problems;

    - affect the availability and performance of our network; or

    - otherwise significantly damage our operations.

    Year 2000-related disruptions to our network could cause our users, advertisers or e-commerce partners to become dissatisfied with our network or could impose an unmanageable burden on our technical support staff. Any failure by us to correct a major Year 2000 problem would have a material adverse effect on our company.

RISKS RELATED TO LATIN AMERICA

OUR FUTURE SUCCESS DEPENDS UPON SUBSTANTIAL GROWTH IN USE OF THE INTERNET IN LATIN AMERICA.

    The timing and the degree of our future success will depend on the continued growth of the market for on-line content, services and e-commerce in Latin America. The market in the region for our services has only recently begun to develop and is evolving. The commercial potential for the Internet in Latin America also remains uncertain. Major issues concerning the use of the Internet, such as security, intellectual property rights, reliability, cost, ease of deployment and administration, and quality of service, remain largely unresolved and may adversely affect our growth and market acceptance.

    Each country in Latin America has its own telephone rate tariff regime which, if too costly, may make consumers less likely to sign up for and access the Internet. As a result of broad privatization and deregulation of the telecommunications industry in Latin America and increased competition, tariffs have been reduced recently in some countries. However, we cannot assure you that this trend will continue. Unfavorable tariff developments could have a material adverse effect on our company.

E-COMMERCE TRANSACTIONS IN LATIN AMERICA CONTINUE TO BE IMPEDED BY THE LACK OF SECURE PAYMENT METHODS, HIGH CUSTOMS DUTIES AND UNRELIABLE PARCEL DELIVERY SYSTEMS.

    Unlike in the United States, consumers and merchants in Latin America can be held fully liable for credit card and other losses due to third-party fraud. As secure methods of payment for e-commerce transactions have not been widely adopted in Latin America, both consumers and merchants generally have a relatively low confidence level in the integrity of e-commerce transactions. In addition, many banks and other financial institutions have generally been reluctant to give merchants the right to process on-line transactions due to these concerns about credit card fraud. Unless consumer fraud laws in Latin American countries are modified to protect e-commerce merchants and consumers, and until secure, integrated on-line payment processing methods are fully implemented across the region, our ability to generate revenues from e-commerce may be limited, which could have a material adverse effect on our company.

    Heavy customs duties and taxes are imposed on deliveries of international parcels in many countries in Latin America. Many countries also do not have systems in place to ensure speedy and reliable delivery of parcels once they have cleared customs. These problems may deter many merchants and consumers from engaging in e-commerce transactions. For example, merchants who are familiar with these barriers to the development of e-commerce may not seek to advertise or sell their products and services until these problems are addressed. If governmental authorities in Latin American countries fail to deregulate customs duties, or if deregulation occurs slowly, our ability to generate meaningful revenues from e-commerce will be reduced, which could have a material adverse effect on our company.

ADVERSE LATIN AMERICAN POLITICAL AND ECONOMIC CONDITIONS COULD AFFECT OUR FINANCIAL PERFORMANCE.

    We currently operate in Argentina, Brazil, Mexico, the United States and Uruguay. We are planning to expand into Chile, Colombia and Venezuela in the near future, and we are also considering other markets in Latin America. Our financial performance and the market price for our common shares may be affected generally by inflation, exchange rates and controls, price controls, interest rates, changes in governmental economic policy, taxation and other political, economic or other developments in or affecting the Latin American countries in which we operate.

LOCAL CURRENCIES USED IN THE CONDUCT OF OUR BUSINESS ARE SUBJECT TO DEPRECIATION AND VOLATILITY.

    The currencies of many countries in Latin America have experienced substantial depreciation and volatility, particularly against the U.S. dollar, in recent years. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries which account or are expected to account for a significant portion of our revenues.

    Our reporting currency is the U.S. dollar. However, customers of our connectivity services and some advertisers in Latin America may be billed in local currencies. In Brazil, for example, commercial billing is required to be in REAIS, the local currency. Our accounts receivable from these subscribers and advertisers will decline in value if the local currencies depreciate relative to the U.S. dollar. Similarly, any decline in the value of local currencies relative to the U.S. dollar is likely to reduce the U.S. dollar prices that we will be able to charge our advertisers. In addition, we may be subject to exchange control regulations which might restrict our ability to convert local currencies into U.S. dollars. Any imposition of exchange controls could adversely affect our company.

RISKS RELATED TO OUR COMMON SHARES

MARKET PRICES OF, AND TRADING VOLUMES IN, OUR COMMON SHARES MAY BE VOLATILE.

    This offering constitutes the initial public offering of our common shares, and no public market for our common shares currently exists. We cannot assure you that an active trading market will develop or be sustained after the offering is completed. The initial public offering price will be determined through negotiations between us and the underwriters based on several factors and may not be indicative of the market price for the common shares after the offering.

    The market price of our common shares may be significantly affected by, among others, the following factors:

    - our actual or anticipated results of operations;

    - new services or products offered, or new contracts entered into, by our company or our competitors;

    - changes in, or our failure to meet, securities analysts' expectations;

    - legislative and regulatory developments affecting the Internet industry;

    - developments in the Internet industry and technological innovations;

    - investor perceptions of investments relating to Latin America; and

    - general market conditions and other factors beyond our control.

    U.S. and non-U.S. stock markets have periodically experienced significant price and volume fluctuations that have especially affected the market prices of common shares of Internet companies. These changes have often been unrelated to the financial performance of particular companies. These broad market developments may also adversely affect the market price of our common shares.

WE WILL RETAIN COMPLETE DISCRETION AS TO THE USE OF THE NET PROCEEDS OF THIS OFFERING.

    We intend to use the net proceeds from this offering for a broad range of corporate purposes to support and accelerate the development of our company. We will retain complete discretion in using the net proceeds, including uses with which shareholders may disagree. Any failure to apply the net proceeds of this offering in an effective manner could adversely affect our company.

OUR SHAREHOLDERS MAY FACE DIFFICULTIES IN PROTECTING THEIR INTERESTS BECAUSE WE ARE A BRITISH VIRGIN ISLANDS COMPANY.

    Corporate governance matters for our company are principally determined by our memorandum of association and articles of association and the International Business Companies Act, 1984 (Cap. 291) of the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of directors, officers and controlling shareholders under British Virgin Islands law have not been extensively developed, particularly when compared with statutes and judicial precedents of most states and other jurisdictions in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state or other jurisdiction in the United States.

YOU MAY EXPERIENCE DIFFICULTY IN ENFORCING CIVIL LIABILITIES AGAINST OUR
COMPANY.

    We are a British Virgin Islands company, and a substantial portion of our assets is located outside of the United States. In addition, most of our directors and executive officers, as well as other persons controlling our company, reside or are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts predicated solely upon the civil liability provisions of the U.S. federal or state securities laws. We have been advised by Conyers Dill & Pearman, our British Virgin Islands counsel, that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon the U.S. federal or state securities laws. There is also doubt as to enforceability of judgments of this nature in several of the jurisdictions in which we operate and our assets are located.

FUTURE SALES OF OUR COMMON SHARES COULD ADVERSELY AFFECT MARKET PRICES OF OUR COMMON SHARES.

    Upon the closing of this offering, we will have outstanding 38,574,460 common shares, or 39,804,460 common shares if the underwriters' over-allotment option is exercised in full. Of these shares, the common shares sold in this offering will be freely tradeable except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933. Of the remaining common shares held by our existing shareholders, 27,121,294 common shares will be subject to 180-day "lock-up" agreements with the underwriters and, in addition, will be eligible for sale only if registered or if they qualify for an exemption from registration under the Securities Act of 1933. After the 180-day lockup period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration and, in the case of shares held by affiliates, to compliance with applicable volume restrictions. Some of our shareholders are entitled, pursuant to contractual provisions providing for registration rights, to require our company to register our securities owned by them for public sale. Sales of a large number of shares could have an adverse effect on the market price of our common shares.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    Investors purchasing our common shares in this offering will suffer immediate and substantial dilution of their investment. The initial public offering price per share will significantly exceed the net tangible book value per share. You will, in other words, pay a higher price per share than the amount of our total tangible assets, minus our total liabilities, divided by the total number of outstanding shares. In addition, you and other investors participating in this offering will provide approximately 60.7% of the total equity contributions made to our company, but will own only approximately 21.3% of our total outstanding shares. If we issue additional common shares in the future for any reason, or if outstanding or future options or warrants to purchase our common shares are exercised, you could suffer further dilution.

DATA REGARDING USAGE OF, AND GROWTH PROSPECTS FOR, THE INTERNET MAY NOT BE ACCURATE.

    The general market and similar data in this prospectus relating to the Internet industry in Latin America and the United States, including with respect to projected increases in users of, and advertising and e-commerce on, the Internet, have been based upon information published by or obtained from independent market research firms, in each case, except as otherwise indicated. These research firms include International Data Corporation and Forrester Research. The market forecasts by these firms are based to a large extent upon assumptions, including assumptions about the growing acceptance of the Internet as a medium for commercial activity and continuing advances in computing and telecommunications technology. We cannot assure you that these assumptions will prove to be correct or, even if they do, that the forecasts will prove to be accurate.

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS MAY NOT BE REALIZED.

    This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, our business model, strategy, plans and timing for the introduction or enhancement of our services and products, plans for entering into strategic relationships and joint ventures, and other expectations, intentions and plans contained in this prospectus that are not historical fact.

    When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates" and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the Internet marketplace. In light of the many risks and uncertainties surrounding the Internet marketplace, you should understand that we cannot assure you that the forward-looking statements contained in this prospectus will be realized.

                                USE OF PROCEEDS

    The net proceeds from the sale of the common shares in this offering are estimated to be approximately $89.0 million (after deduction of underwriting discounts and estimated transaction expenses). This estimate is based on an assumed initial public offering price of $12.00 per share, which is the mid-point of the estimated range of offering prices presented on the cover page of this prospectus. The term "net proceeds" represents the amount that we will receive after payment of underwriting discounts and commissions and other transaction expenses related to this offering.

    We also received net proceeds (after payment of a private placement fee to the agent and transaction expenses) of $9.2 million from the private placement of our Class B convertible preferred shares in mid-November 1999.

    We intend to use the net proceeds from this offering and the private placement as follows:

       - approximately $48.0 million to fund our sales and marketing, and branding and advertising activities;

       - approximately $20.0 million to develop new services and products, and our network infrastructure;

       - approximately $1.3 million to pay dividends in respect of the Class A convertible preferred shares accrued as of the closing date of this offering; and

       - the balance for general corporate and working capital requirements, including strategic investments.

    We have not definitively allocated any portion of these net proceeds for the above specified purposes. Instead, we will retain complete discretion in applying the proceeds of this offering. Pending any use, we intend to invest the net proceeds in short-term money market and other market-rate instruments.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends on common shares in the foreseeable future.

    The declaration and payment of any dividends on our common shares, whether in cash or shares, will be subject to the discretion of our board of directors. We anticipate that any future dividends would be paid in U.S. dollars. Any future determination to pay dividends, will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors considered relevant by our board of directors.

                                 CAPITALIZATION

    The following table presents our capitalization:

    - at September 30, 1999;

    - at September 30, 1999 on a pro forma basis to give effect to:

        V our acquisitions from IMPSAT Corporation of its retail dial-up access customers in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia for an aggregate purchase price of $21.5 million and the related purchase by IMPSAT Corporation of 3,070,615 of our Class A convertible preferred shares for $21.5 million; and

        V the private placement in mid-November 1999 of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of $10.0 million; and

    - at September 30, 1999 on a pro forma basis as adjusted to give effect to:

        V the sale of 8,200,000 common shares in, and the receipt of the net proceeds from, this offering. We have assumed an initial public offering price of $12.00 per share, which is the mid-point of the estimated range of offering prices presented on the cover page of this prospectus; and

        V the conversion of all of our outstanding Class A convertible preferred shares into common shares. Each Class A convertible preferred share will convert automatically into two common shares upon completion of this offering.

                                                                   AT SEPTEMBER 30, 1999
                                                              --------------------------------
                                                                                     PRO FORMA
                                                                                        AS
                                                              ACTUAL     PRO FORMA   ADJUSTED
                                                              --------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 24,393   $ 34,493    $123,505
                                                              ========   ========    ========
Long-term debt, installment loan............................  $     22   $    472    $    472
                                                              ========   ========    ========
Class A convertible preferred shares--redeemable, $.01 par
  value, 40,000,000 shares authorized, 5,832,566 shares
  outstanding on an actual basis and 8,903,181 shares
  outstanding on a pro forma basis..........................    38,327     59,827          --
Class B convertible preferred shares--redeemable, $.01 par
  value, 1,888,889 shares authorized, no shares outstanding
  on an actual basis and 1,111,111 shares outstanding on a
  pro forma and pro forma as adjusted basis.................        --      9,200       9,200
Shareholders' equity (deficit):
Common shares, $.01 par value, 200,000,000 shares
  authorized, 12,568,098 outstanding on an actual and pro
  forma basis and 38,574,460 outstanding on a pro forma as
  adjusted basis............................................       126        126         386
Additional paid-in capital..................................    13,943     17,276     165,855
Deferred share-based compensation...........................    (7,286)    (7,286)     (7,286)
Accumulated other comprehensive income......................        95         95          95
Accumulated deficit.........................................   (18,434)   (18,434)    (18,434)
Discount on Class B convertible preferred shares............        --     (3,333)     (3,333)
                                                              --------   --------    --------
      Total shareholders' equity (deficit)..................  $(11,556)  $(11,556)   $137,283
                                                              --------   --------    --------
      Total capitalization (Class A convertible preferred
        shares, Class B convertible preferred shares plus
        shareholders' equity (deficit)).....................  $ 26,771   $ 57,471    $146,483
                                                              ========   ========    ========

    The deferred share-based compensation in the above table relates to share options that were granted in August and September 1999. This deferred compensation will be amortized for financial reporting purposes over the vesting periods for these options. See note 11 to our consolidated financial statements.

    Each Class B convertible preferred share will automatically convert, on the date six months after the closing date of this offering, into one common share. The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

    The above table assumes that none of the options outstanding at September 30, 1999 or proposed to be granted prior to the closing of this offering has been or will be exercisable prior to the closing of this offering. See "Management--1999 Share Option Plan."

    The above table should be read in conjunction with the financial statements and pro forma financial information included elsewhere in this prospectus.

                                    DILUTION

    Dilution is the amount by which the initial public offering price paid by the purchasers of common shares in this offering exceeds the net tangible book value per share after this offering. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of common shares deemed to be outstanding on the date as of which the book value is determined.

    The pro forma net tangible book value deficit at September 30, 1999 has been determined as follows (dollars in thousands):

Historical book value (deficit).............................  $(11,556)
Less: licenses and permits held by us.......................       (98)
                                                              --------
Historical net tangible book value (deficit)................  $(11,654)
Less: intangible assets acquired or to be acquired from
  IMPSAT Corporation........................................   (21,440)
                                                              --------
Pro forma net tangible book value (deficit).................  $(33,094)
                                                              ========

    Pro forma net tangible book value per share is determined by using 12,568,098 common shares outstanding on a pro forma basis and before giving effect to this offering and the conversion of our Class A convertible preferred shares into common shares. Pro forma as adjusted net tangible book value per share is determined by using 38,574,460 common shares outstanding, which is the sum of:

    - the common shares outstanding on a pro forma basis;

    - the 8,200,000 common shares to be sold in this offering; and

    - the 17,806,362 common shares issuable upon conversion of all of our outstanding Class A convertible preferred shares.

    The pro forma net tangible book value deficit of our shares at September 30, 1999 was approximately $2.63 per share. After giving effect to the receipt of the net proceeds of this offering based upon an initial public offering price of $12.00 per share (which is the mid-point of the estimated range of offering prices on the cover of this prospectus) and the conversion of the Class A convertible preferred shares into common shares, our pro forma as adjusted net tangible book value at September 30, 1999 would have been $115.7 million, or $3.00 per share. These transactions represent an immediate increase in net tangible book value of $5.63 per share to existing holders of common shares and an immediate dilution of $9.00 per share to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per common share......              $12.00
  Pro forma net tangible book value (deficit) per share at
    September 30, 1999......................................   $(2.63)
  Increase attributable to new public investors.............     5.63
                                                               ------
Pro forma as adjusted net tangible book value...............                3.00
                                                                          ------
Dilution to new public investors............................              $ 9.00
                                                                          ======

    If the underwriters' over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per common share after giving effect to this offering would be $3.25 per share. After deducting underwriting discounts and commissions and estimated transaction expenses, the increase in the net tangible book value per share to existing shareholders would be $5.88, and the dilution to new public investors would be $8.75 per share.

    After giving further effect to the conversion of all of our Class B convertible preferred shares into common shares (which will automatically occur on the date six months after the closing date of this offering), the pro forma as adjusted net tangible book value per common share would be $3.39 per share and the dilution to new investors would be $8.61 per share.

    The following table summarizes, on a pro forma as adjusted basis, at September 30, 1999, after giving effect to the sale of common shares in this offering, the number of common shares purchased from our company, the total consideration paid and the average price per share paid by the existing shareholders and new public investors:

                                                                                                AVERAGE
                                                SHARES PURCHASED        TOTAL CONSIDERATION      PRICE
                                              ---------------------   -----------------------     PER
                                                NUMBER     PERCENT       AMOUNT      PERCENT     SHARE
                                              ----------   --------   ------------   --------   --------
Existing shareholders.......................  30,374,460     78.7%    $ 63,654,000     39.3%     $ 2.10
New public investors........................   8,200,000     21.3%      98,400,000     60.7%     $12.00
                                              ----------    -----     ------------    -----
    Total...................................  38,574,460    100.0%    $162,054,000    100.0%
                                              ==========    =====     ============    =====

    After giving effect to the conversion of all of our Class B convertible preferred shares into common shares (which will automatically occur on the date six months after the closing date of this offering), the number of common shares purchased by existing shareholders, including the holders of the converted Class B convertible preferred shares, would increase to 31,485,572 shares, the total consideration paid by them would increase to $72,854,000 and the average price per share paid by them would increase to $2.31 per share.

    The above tables and calculations assume that none of the options outstanding at November 1, 1999 have been or will be exercised prior to completion of this offering and exclude common shares reserved for future issuance under our 1999 share option plan. At November 1, 1999, there were 2,268,600 options outstanding to purchase a total of common shares with a weighted average exercise price of $5.73 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

    The following financial data should be read in conjunction with the consolidated financial statements, the unaudited pro forma consolidated financial information, "Summary Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

    The selected balance sheet data at December 31, 1997 and 1998 and September 30, 1999 and the selected statement of operations data for the period from July 16, 1997 (date of inception) through December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999 have been derived from our audited consolidated balance sheets and statements of operations included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 1998 have been derived from our unaudited consolidated statement of operations included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary for the fair presentation of our consolidated financial condition and results of operations for those periods. Results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the entire year or for any future period.

    The selected pro forma balance sheet data and the pro forma statement of operations data at and for the nine months ended September 30, 1999 and at and for the year ended December 31, 1998 have been derived from the unaudited pro forma consolidated financial information included elsewhere in this prospectus. The pro forma financial information reflects:

    - our recent acquisitions of retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia from IMPSAT Corporation for an aggregate purchase price of $21.5 million and the related purchase by IMPSAT Corporation of 3,070,615 of our Class A convertible preferred shares for $21.5 million; and

    - the private placement in mid-November 1999 of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of $10.0 million.

    The selected pro forma as adjusted balance sheet data give effect to the sale of the common shares in, and the receipt of the net proceeds from, this offering. We have assumed an initial public offering price of $12.00 per share, which is the mid-point of the estimated range of offering prices presented on the cover page of this prospectus. The pro forma as adjusted data also assume that all of our outstanding Class A convertible preferred shares have been converted into our common shares. The conversion will automatically occur upon the closing of this offering.

    We prepare our financial statements and the pro forma financial statements in U.S. dollars in accordance with generally accepted accounting principles in the United States, which is commonly called "U.S. GAAP."

                                     YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED SEPTEMBER 30,
                               ------------------------------------   ------------------------------------
                                  1997               1998                1998               1999
                               ----------   -----------------------   ----------   -----------------------
                                 ACTUAL       ACTUAL     PRO FORMA      ACTUAL       ACTUAL     PRO FORMA
                               ----------   ----------   ----------   ----------   ----------   ----------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.................  $      267   $      780   $   17,287   $      609   $    1,524   $   11,541
Costs and expenses:
  Product, content and
    technology...............         221        1,556       10,988          848        3,181        9,608
  Marketing and sales........         142          674        2,815          320        7,157        8,614
  Corporate, general and
    administrative...........         727        1,940        4,574        1,144        3,736        4,786
  Depreciation and
    amortization.............          81          107        4,407           59          336        3,561
  Share-based compensation...          --           --           --           --          499          499
                               ----------   ----------   ----------   ----------   ----------   ----------
      Total costs and
        expenses.............       1,171        4,277       22,784        2,371       14,909       27,068
                               ----------   ----------   ----------   ----------   ----------   ----------
Operating income (loss)......        (904)      (3,497)      (5,497)      (1,762)     (13,385)     (15,527)
Total other income
  (expense)..................        (110)         (20)         (20)         (30)         266          266
Dividends on Class A and
  Class B convertible
  preferred shares (1).......          --           --       (5,853)          --         (784)      (6,007)
                               ----------   ----------   ----------   ----------   ----------   ----------
Net loss attributable to
  common shareholders........  $   (1,014)  $   (3,517)  $  (11,370)  $   (1,792)  $  (13,903)  $  (21,268)
                               ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss
  per common share...........  $   (10.14)  $    (1.15)  $    (3.73)  $     (.87)  $    (1.18)  $    (1.81)
Shares used in computing
  basic and diluted loss per
  common share...............     100,000    3,050,000    3,050,000    2,066,667   11,777,516   11,777,516

                                                 AT DECEMBER 31,           AT SEPTEMBER 30, 1999
                                               -------------------   ---------------------------------
                                                                                               PRO
                                                                                  PRO         FORMA
                                                 1997       1998      ACTUAL     FORMA     AS ADJUSTED
                                               --------   --------   --------   --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents....................  $    89     $  246    $ 24,393   $ 34,493     $123,505
Working capital (deficit)....................   (1,146)       (42)     20,257     29,851      118,863
Total assets.................................      396      1,481      33,120     64,776      153,788
Total liabilities............................    1,360        712       6,349      7,305        7,305
Class A convertible preferred shares.........       --         --      38,327     59,827           --
Class B convertible preferred shares (1).....       --         --          --      9,200        9,200
Total shareholder's equity (deficit).........     (964)       769     (11,556)   (11,556)     137,283

------------------------

(1) The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the six-month period after the closing of this offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with our consolidated financial statements, the unaudited pro forma financial information and the other information appearing elsewhere in this prospectus.

OVERVIEW

    We are an Internet network providing country-specific and regional content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. Recognizing that the countries in the Americas are diverse, we have designed our network to consist of country Websites as well as a global Website. We currently have country Websites for, and sales and content production offices in, Argentina, Brazil, Mexico, the United States and Uruguay. We plan to establish sales and content production offices in Colombia before the end of 1999, and sales and content production offices in Chile and Venezuela during 2000. By offering content and interactive resources designed to be responsive to our users' preferences, we seek to make our network their "home on the Internet" and, in so doing, to create communities of users, develop user loyalty and increase traffic on our Websites. The launch of each country Website represents a potential new community of users. By building substantial communities of users, we are developing a platform for generating revenues from advertising, branded retail dial-up Internet access, or "connectivity", service and, in the future, e-commerce. We recently began to offer connectivity services in Argentina and Brazil and expect to offer similar services in Colombia before the end of 1999. We are also beginning to develop e-commerce for Spanish- and Portuguese-speaking audiences in Latin America and the United States.

    We were incorporated in the British Virgin Islands, and commenced commercial operations in Argentina, in 1997. For the period from inception through October 1998, we focused our activities on developing our network of Websites and opening content production and sales offices in Brazil, Mexico, the United States and Uruguay.

    Prior to the commercial roll-out of our network of Websites in November 1998, we did not generate meaningful revenues, but achieved growth in terms of registered users and monthly page views by users. Since that time, we have focused on developing our network to incorporate new content channels and value-added and interactive resources, recruiting sales and marketing staff, raising capital, preparing our first mass media-based branding and advertising campaign and expanding our technological infrastructure. Our registered users (meaning users who have provided personal information such as name, e-mail address and address) grew from 54,132 persons in June 1998 to 291,567 persons in July 1999. From June 1998 to July 1999, the number of pages viewed by our users increased from 3.0 million to 21.0 million per month. On August 1, 1999, we launched our first mass media-based branding and advertising campaign in Argentina, Brazil, Mexico and Uruguay and, on September 9, 1999, in the United States. In the first three months of this campaign, our registered users increased by approximately 69% to 498,515 on October 31, 1999 and the number of pages viewed per month by our users increased by over 250% to 73.9 million pages in that month. In addition, we commenced measuring unique visitors in March 1999. The number of unique visitors has increased from 174,800 in March 1999 to approximately 1.6 million in October 1999. We attribute this recent growth principally to our media-based branding and advertising campaign and cannot predict whether such growth will continue.

    In July 1999, we completed a private placement of 6,334,004 Class A convertible preferred shares for a gross purchase price of $44.4 million in cash, consisting of 5,477,088 shares sold for $38.4 million in cash and an additional 856,916 shares to be issued on a quarterly basis through January 2001 in exchange for $6.0 million in non-cash advertising time credits. Strategic investors in the private placement included Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies (through IAMP (El Sitio) Investments Ltd.) and GC Companies Inc. (through GCC Investments, LLC).

Some of our founders purchased $6.5 million of our Class A convertible preferred shares in the private placement.

    In August 1999, we entered into a framework agreement with IMPSAT Corporation, a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America, to acquire its retail dial-up access customers in Argentina, Brazil and Colombia. Under this agreement, we have acquired or will acquire these customers for an aggregate of $21.5 million, which is based on a price of approximately $294 per subscriber. IMPSAT Corporation will be purchasing a total of 3,070,615 Class A convertible preferred shares for an aggregate purchase price of $21.5 million. The Argentine and Brazilian acquisitions were consummated in November and October 1999, respectively, and we expect to close the acquisition in Colombia before the end of 1999. We are not acquiring the telecommunications infrastructure required to provide connectivity services, which we intend to outsource from third-party telecommunications providers--initially, under services agreements with subsidiaries of IMPSAT Corporation under which they will provide us with telecommunications infrastructure for a three-year term for agreed-upon fees. Our connectivity customers subscribe to our dial-up operations by paying a monthly fee to us in exchange for connectivity to the Internet.

    In August 1999, we also entered into an arrangement with TV Azteca, S.A. de C.V., the second leading television network in Mexico, under which we issued to TV Azteca 355,478 shares of our Class A convertible preferred shares, then valued at approximately $2.5 million, in exchange for $3.5 million in advertising time on TV Azteca. This advertising time will be made available over a three-year period.

    In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. The Class B convertible preferred shares have an annual dividend rate of 8%. Each Class B convertible preferred share will automatically convert, on the date six months after the closing date of this offering, into one common share. The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

    We have a limited operating and financial history for you to use as a basis for evaluating an investment in our common shares. We are subject to the risks, uncertainties and problems frequently encountered by companies in early stages of development, particularly companies in new and rapidly developing markets, such as the Internet industry. Our historical results of operations are not necessarily indicative of the results of operations to be expected in the future.

INTRODUCTION TO RESULTS OF OPERATIONS

    NET REVENUES

    We expect to derive our future net revenues from three principal sources:

    - advertising on our network of Websites;

    - connectivity to the Internet; and

    - e-commerce.

    ADVERTISING. To date, we have derived substantially all of our net revenues from the sale of advertisements and sponsorships on our network. Advertising revenues are received principally from:

    - advertising arrangements under which we receive fixed fees for banners placed on our Websites for specified periods of time;

    - reciprocal services arrangements, under which we exchange advertising space on our network for advertising or services from other parties;

    - sponsorship arrangements which allow advertisers to sponsor an area on our network in exchange for a fixed payment; and

    - Web design and Web hosting services.

As the Latin American Internet market continues to develop, we believe that an increasing proportion of our advertising revenues will be derived from cost-per-thousand impression-based arrangements, under which advertisers will pay us a specified amount for every 1,000 times their advertisements are viewed on our network. We expect that our revenues derived from Web design or hosting activities for other companies will decline significantly beginning in the fourth quarter of 1999. In future periods, we expect to outsource these activities and, in any event, intend to offer these services only to customers purchasing at least $120,000 in yearly advertising on our Websites.

    Advertising revenues are recognized ratably in the period in which the advertisement is displayed, so long as no significant obligations remain and collection of the resulting receivable is probable. To the extent that minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. Payments received from advertisers prior to displaying their advertisements on our network are recorded as deferred revenues. Revenues from exclusive sponsorship arrangements are also recognized ratably. Our contracts with advertisers and advertising agencies range from one to twelve months in length.

    We have entered into reciprocal services arrangements with various media companies, such as MGM Networks Latin America, pursuant to which we exchange advertising on our network for advertising or other services from these media companies. We do not receive any cash payments pursuant to these arrangements. Revenues and expenses relating to these arrangements are recorded at the estimated fair value of the goods or services received or the estimated fair value of the advertisements given, whichever is more readily determinable. Expenses are recorded when services are received, which is typically in the same period as the advertisements are run on our network. These expenses are included in our marketing and sales expenses.

    CONNECTIVITY. We have recently taken steps to expand our revenue base through our acquisitions of the retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia. Under these acquisitions, we have a total of approximately 66,000 dial-up access customers in Argentina and Brazil and expect to acquire approximately 7,000 customers in Colombia. We expect to derive revenues from monthly access fees charged to our dial-up access subscribers. Approximately 70% of our dial-up access subscribers are expected to be billed on a monthly basis to subscribers' credit cards, which should result in automatic payment to us by the relevant credit card provider of the billed amounts.

    E-COMMERCE. We currently do not derive revenues from e-commerce. We are evaluating several joint venture opportunities with e-commerce merchants in the United States and Latin America to develop electronic retail operations in the flower, gifts, books, music and software and hardware businesses. We recently added a "shopping channel" to our Websites, through which a limited offering of books, flowers, music, gifts and technology products will be made available from local and U.S.-based e-merchants. Despite our pending e-commerce initiatives, we do not expect to derive meaningful revenues from e-commerce activities until at least 2001.

    OPERATING EXPENSES

    Our principal operating costs and expenses consist of:

    - product, content and technology expenses;

    - marketing and sales expenses;

    - corporate, general and administrative expenses; and

    - depreciation and amortization expenses.

    PRODUCT, CONTENT AND TECHNOLOGY EXPENSES. Product, content and technology expenses consist of personnel costs associated with the development, testing and upgrading of our network of Websites and systems, purchases of content and specific technology, particularly software, and telecommunications links and access charges. As a result of our recent acquisitions of the retail dial-up access customers in Argentina and Brazil from IMPSAT Corporation and our pending acquisition of its retail dial-up access customers in Colombia, we expect to incur, in the future, significant expenses relating to telecommunications. In connection with these acquisitions, we have entered into services agreements with subsidiaries of IMPSAT Corporation under which, in exchange for an access fee linked to a number of dial-up access customers and levels of usage, IMPSAT Corporation will provide the connections and the telecommunication infrastructure necessary for our users to connect to the Internet. We currently estimate that the aggregate fee payable to subsidiaries of IMPSAT Corporation for these services will be approximately $500,000 per month. Except for hardware (which is depreciated), we expense product, content and technology costs and telecommunications infrastructure costs as they are incurred. We believe that increased investment in new and enhanced features and technology is critical to attaining our strategic objectives and remaining competitive. Accordingly, we intend to continue recruiting and hiring experienced product, content and technology personnel and to make additional investments in product, content and technology development. We expect that product, content and technology expenses will continue to increase significantly in future periods.


    MARKETING AND SALES EXPENSES. Our marketing and sales expenses consist primarily of salaries and expenses of marketing and sales personnel, commissions, and sales force and other marketing-related expenses including, most significantly, our mass media-based branding and advertising activities. We expect these marketing and sales expenses to continue to increase significantly for the foreseeable future as a result of:

    - our mass media-based branding and advertising strategy; and

    - the expansion of our sales force and marketing personnel.

    CORPORATE, GENERAL AND ADMINISTRATIVE EXPENSES. Corporate, general and administrative expenses consist primarily of costs related to corporate personnel, occupancy costs, general operating costs and corporate professional fee expenses, such as legal and accounting fees. We expect that we will incur additional corporate, general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and, after this offering, our operation as a public company. Accordingly, we anticipate that these expenses will continue to increase significantly in future periods.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of depreciation of servers and other computer equipment, office furniture and leasehold improvements. Investments in property, plant and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

- computers, software and other equipment                     3 years

- leasehold improvements                                      5 years (lease term)

- furniture, fixtures and other fixed assets                  5 - 10 years

    As a result of our recent acquisitions of retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, we expect to incur significant amortization expense related to intangible assets, consisting primarily of the newly acquired customer base. The aggregate $21.5 million purchase price for the acquisitions of these retail dial-up access customers has been allocated principally to this intangible asset. This intangible asset will be amortized over the next five years on a straight-line basis and, as such, will be reflected as an expense in our statement of operations in future periods. To the extent that we fail to retain this customer base during this period, this intangible asset could be deemed to be impaired, in which case an amount in excess of the anticipated amortization expense would be charged to our results of operations and could result in substantially increased losses or, in later years, reduced profitability. As a result, our future financial performance could be materially and adversely affected if we are not successful in preserving and developing our newly acquired connectivity customer base.

    SHARE-BASED COMPENSATION. Our share-based compensation expense relates to share options granted in August and September 1999. These options were granted at an exercise price based on the purchase price paid by investors in our July 1999 private placement of Class A convertible preferred shares. Because this exercise price is well below the initial public offering price for this offering, we recorded total deferred share-based compensation expense of $7.8 million, which we will amortize over the respective three-year vesting periods for these options. See note 11 to our consolidated financial statements. The total deferred share-based compensation amount and the expense for future periods may increase depending upon the exercise prices and other terms for subsequent grants of options. See note 14 to our consolidated financial statements.

    OTHER INCOME (EXPENSE)

    Other income (expenses) consists primarily of interest expense, net of interest earned, foreign exchange losses, net of any gains, and other miscellaneous income and expense items. As a result of the net proceeds of the offering, we expect that for the foreseeable future our interest income will exceed our interest expense. Immediately after this offering most of our assets will be in cash or cash equivalents, which we expect to principally maintain in U.S. dollars. As our assets in each country of operation increase, so will our exposure to foreign exchange losses on the translation of assets into U.S. dollars.

    NET LOSSES

    We have incurred net losses and have experienced negative cash flow from operations in each quarterly and annual period since our inception. Our overall strategy is to develop our position as a full-service Internet network providing country-specific content, connectivity services and e-commerce targeting Spanish- and Portugese-speaking audiences in Latin America and the United States. This strategy contemplates that we will make significant expenditures for, among other things, marketing and sales, equipment, customer support and personnel. This strategy also envisions that we may make significant investments involving acquisitions, strategic relationships and joint ventures. Because of this strategy, we expect that our net losses and negative cash flows from operations on a quarterly and annual basis will increase significantly for at least the next several years.

HISTORICAL RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

    Our results of operations for the nine months ended September 30, 1999 were characterized by increased expenses that more than offset revenue growth during the period. We recorded a net loss of $13.9 million for the nine months ended September 30, 1999, compared to a net loss of $1.8 million for the corresponding period of 1998. During the first nine months of 1999, in addition to the continued development of quality, content and interactive resources, we expanded our operations and hired additional personnel to support the roll-out of offices and Websites in Brazil, Mexico and the United States and the launch of our first mass media-based branding and advertising campaign. We plan to establish new sales and content production offices in Chile and Venezuela during 2000. We have recently acquired a total of approximately 66,000 retail dial-up access customers from IMPSAT Corporation in Argentina and Brazil, and expect to acquire approximately 7,000 customers in Colombia by the end of 1999. We anticipate that these recent developments will contribute to an increase in our revenues in future periods.

    NET REVENUES

    Our net revenues increased by 146% to $1.5 million for the nine months ended September 30, 1999 from $609,000 for the corresponding period in 1998. Of our net revenues for the first nine months of 1999, approximately 78% was comprised of advertising and the balance to Web design or hosting services. We expect that our revenues derived from Web design or hosting activities for other companies will decline significantly in the fourth quarter of 1999. In future periods, we expect to outsource these activities and, in any event, will offer these services only to customers who agree to purchase at least $120,000 in yearly advertising on our Websites. Although most of our advertising revenues are currently derived from fixed banners and page sponsorships, we believe that an increasing portion of our advertising revenues will be derived from cost-per-thousand impression-based arrangements. Under these arrangements advertisers pay us a specified amount for every 1,000 times their advertisements are viewed on our network.


    We attribute the increase in advertising revenues principally to the growth of our network in terms of registered users and page views together with the expansion of our marketing and sales force. Of these revenues 47% was derived from Argentina, 22% from Mexico and 30% from Uruguay, as our operations in other countries were still in the early stages of operations. In the future, we also expect to derive significant revenues from Brazil, Mexico and the United States where we have launched commercial operations during 1999. In the nine months ended September 30, 1999, our largest client, TV Azteca, accounted for 13% of total net revenues. During this period, 36% of our total net revenues was derived from reciprocal services arrangements compared to 22% of total net revenues in the corresponding period in 1998. We do not receive any cash payments from these arrangements.


    COSTS AND EXPENSES

    PRODUCT, CONTENT AND TECHNOLOGY EXPENSES. Our product, content and technology expenses increased to $3.2 million for the nine months ended September 30, 1999 from $848,000 for the corresponding period in 1998. Our product, content and technology expenses as a percentage of revenues increased to 209% for the nine months ended September 30, 1999 from 139% in the corresponding period in 1998. The period-to-period increase was principally attributable to:

    - an increase in personnel costs relating to the development of content and technological support to $2.2 million in the nine months ended
      September 30, 1999 from $600,000 in the corresponding period in 1998;

    - an increase in expenses for telecommunications links to $385,000 in the nine months ended September 30, 1999 from $165,000 in the corresponding period in 1998; and

    - an increase of third-party content expenses to $130,000 in the nine months ended September 30, 1999 from no such expense in the corresponding period in 1998.

    We believe that continued development of, and increased investment in, new and enhanced features and technology is critical to attaining our strategic objectives and remaining competitive. Accordingly, we intend to continue recruiting and hiring experienced product, content and technology personnel and to make additional investments in product, content and technology development. We expect that product, content and technology expenses will continue to increase significantly in future periods.

    MARKETING AND SALES EXPENSES. Our marketing and sales expenses increased to $7.2 million for the nine months ended September 30, 1999 from $320,000 for the corresponding period in 1998. Our marketing and sales expenses as a percentage of net revenues increased to 470% for the nine months ended September 30, 1999 from 53% in the corresponding period in 1998. This increase was principally attributable to:

    - $5.9 million in costs of our initial mass media-based branding and advertising campaign; and

    - an increase in marketing and sales personnel costs to $784,000 in the nine months ended September 30, 1999 from $34,000 in the corresponding period in 1998, due mainly to opening or expanding offices in Mexico, Brazil and the United States.

    We expect these sales expenses to continue to increase significantly for the foreseeable future as a result of:

    - our mass media-based branding and advertising strategy; and

    - the expansion of our sales force and marketing personnel.

    CORPORATE, GENERAL AND ADMINISTRATIVE EXPENSES. Our corporate, general and administrative expenses increased to $3.7 million for the nine months ended September 30, 1999 from $1.1 million for the corresponding period in 1998. Our corporate, general and administrative expenses as a percentage of net revenues increased to 245% for the nine months ended September 30, 1999 from 188% in the corresponding period in 1998. This increase was principally attributable to:

    - an increase in corporate and administrative personnel costs to $1.3 million in the nine months ended September 30, 1999 from $320,000 in the corresponding period in 1998, which resulted primarily from the expansion of our network and financing activities; and

    - an increase in overhead costs to support the expansion of our business activities.

    We expect that we will incur additional corporate, general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business. Accordingly, we anticipate that these expenses will continue to increase significantly in future periods.

    DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expenses increased to $336,000 for the nine months ended September 30, 1999 from $59,000 for the corresponding period in 1998. Our depreciation and amortization expenses as a percentage of net revenues increased to 22% for the nine months ended September 30, 1999 from 9.7% in the corresponding period in 1998. This increase was principally attributable to an increase of $1.7 million in fixed assets (principally servers and personal computers).

    As a result of our acquisitions of retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, we expect to incur significant amortization expense related to intangible assets, consisting primarily of this newly acquired customer base.


    SHARE-BASED COMPENSATION. We incurred share-based compensation expense of $499,000 for the nine months ended September 30, 1999. This amount represents the amortization in this period of our total deferred share-based compensation relating to share options granted in August and September 1999. See notes 11 and 14 to our consolidated financial statements. We did not incur share-based compensation expense in the corresponding period in 1998.


    OTHER INCOME (EXPENSE)

    Other income (expense), which consists of net interest income (expense), foreign exchange gain or loss, and other income (expense), net, consisted of income of $266,000 for the nine months ended September 30, 1999 compared with a loss of $30,000 for the corresponding period in 1998. This change resulted primarily from interest income earned on the proceeds of the July 1999 private placement. We expect that for the foreseeable future our interest income will exceed our interest expense. As our assets in each country of operation increase, so will our exposure to foreign exchange losses on the translation of assets into U.S. dollars.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PARTIAL YEAR 1997 (FROM INCEPTION IN JULY 1997 THROUGH DECEMBER 31, 1997)

    Following our inception in July 1997 until the roll-out of our network of country Websites during 1998, we concentrated on the development of quality content and interactive resources in Spanish, and on market testing to understand users' preferences. As a result, our results of operations for 1998 were characterized by increasing expenses and mostly flat revenues on a quarter-to-quarter basis. We recorded a net loss of $3.5 million for 1998, compared to a net loss of $1.0 million for 1997. Our results of operations for 1997 reflect a partial year consisting of six months.

    NET REVENUES

    Our net revenues increased 192% to $780,000 for 1998 from $267,000 for partial year 1997. The increase in revenues resulted from the expansion of our marketing efforts and sales force, as well as the increase in the number of channels and services available on our network. For 1998, we had four customers, Arcor S.A., Compaq Corporation, IMPSAT S.A. and Antel (Uruguay), which each exceeded 10% of total revenues and in the aggregate represented 72% of total revenues. By contrast, for partial year 1997, we had five customers, Miniphone, Compaq Corporation, Arcor S.A., Telam S.A., and IMPSAT S.A., which each exceeded 10% of total revenues and in the aggregate represented 89% of total revenues. Non-cash reciprocal services arrangements accounted for approximately 23% of our total revenues in 1998 as compared with approximately 14% for partial year 1997.

    COST AND EXPENSES

    PRODUCT, CONTENT AND TECHNOLOGY EXPENSES. Our product, content and technology expenses increased to $1,556,000 for 1998 from $221,000 for partial year 1997. Our product, content and technology expenses as a percentage of net revenues increased to 200% for 1998 from 83% for partial year 1997. The year-to-year increase was principally attributable to:

    - an increase in personnel costs dedicated to the development of content and technological support to $1.1 million in 1998 from $167,000 in partial year 1997; and

    - an increase in expenses for telecommunications links for our network to $284,000 in 1998 from $30,000 in partial year 1997.

    MARKETING AND SALES EXPENSES. Our marketing and sales expenses increased to $674,000 for 1998 from $142,000 for partial year 1997. Our marketing and sales expenses as a percentage of revenues increased to 86% for 1998 from 53% for partial year 1997. The year-to-year increase was principally attributable to:

    - an increase in personnel costs dedicated to marketing and sales to $274,000 in 1998 from $7,000 in partial year 1997; and

    - an increase in advertising expenses and sales commissions to $209,000 in 1998 from $29,000 in partial year 1997.

    CORPORATE, GENERAL AND ADMINISTRATIVE EXPENSES. Our corporate, general and administrative expenses increased to $1.9 million for 1998 from $727,000 for partial year 1997. Our corporate, general and administrative expenses as a percentage of net revenues amounted to 249% for 1998 from 272% for partial year ended 1997. The year-to-year increase was principally attributable to:

    - an increase in personnel costs in corporate and administrative functions to $480,000 in 1998 from $61,000 in partial year 1997; and

    - increases to $627,000 from $362,000 in professional fees, to $373,000 from $104,000 in rent and utilities and to $215,000 from $40,000 in travel and entertainment expenses.

    DEPRECIATION AND AMORTIZATION. Our depreciation and amortization expenses increased to $107,000 for 1998 from $81,000 for partial year 1997. However, our depreciation and amortization expenses as a percentage of net revenues decreased to 14% for 1998 from 30% for partial year 1997. The absolute increase in these expenses was principally attributable to an increase of $508,000 in fixed assets (principally servers and personal computers). The relative decrease in depreciation and amortization expenses was attributable to a more substantial increase in net revenues when compared with the absolute increase in these expenses.

    OTHER INCOME (EXPENSE).

    Other expenses decreased to $20,000 for 1998 from $110,000 for partial year 1997. This decrease primarily reflected a decrease in interest expense in 1998 due to a decrease in the debt.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth unaudited consolidated statement of operations data for each of the seven quarters ended September 30, 1999. This data has been derived from unaudited interim consolidated financial statements prepared on the same basis as the audited consolidated financial statements contained in this prospectus. In the opinion of management, this data includes all adjustments, consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of this information when read in conjunction with the consolidated financial statements appearing elsewhere in this prospectus.


                                                                             QUARTER ENDED (UNAUDITED)
                                                  -------------------------------------------------------------------------------
                                                                      1998                                     1999
                                                  --------------------------------------------   --------------------------------
                                                   MARCH       JUNE     SEPTEMBER    DECEMBER     MARCH       JUNE     SEPTEMBER
                                                     31         30          30          31          31         30          30
                                                  --------   --------   ----------   ---------   --------   --------   ----------
                                                                          (IN THOUSANDS OF U.S. DOLLARS)
STATEMENT OF OPERATIONS:
Net revenues....................................   $ 196      $ 229      $   184      $   171    $   276    $   488     $   760
Costs and expenses:
  Product, content and technology...............     156        237          455          708        616      1,066       1,499
  Marketing and sales...........................      38         93          189          354        355        672       6,130
  Corporate, general and administrative.........     186        373          585          796        740      1,013       1,983
  Depreciation and amortization.................      16         19           24           48         66        101         169
  Share-based compensation......................      --         --           --           --         --         --         499
                                                   -----      -----      -------      -------    -------    -------     -------
Total costs and expenses........................     396        722        1,253        1,906      1,777      2,852      10,280
                                                   -----      -----      -------      -------    -------    -------     -------
Loss from operations............................    (200)      (493)      (1,069)      (1,735)    (1,501)    (2,364)     (9,520)
Total other income (expense) net................      (6)        (8)         (16)          10        (14)        56         224
                                                   -----      -----      -------      -------    -------    -------     -------
Net loss before dividends on Class A convertible
  preferred shares..............................   $(206)     $(501)     $(1,085)     $(1,725)   $(1,515)   $(2,308)    $(9,296)
                                                   =====      =====      =======      =======    =======    =======     =======


    The results of operations for any quarter are not necessarily indicative of the results of operations for any future period. In particular, because of our limited operating and financial history, we have limited meaningful financial data to estimate revenues and operating expenses.

OVERVIEW OF RESULTS OF OPERATIONS FOR NEWLY-ACQUIRED CONNECTIVITY OPERATIONS

    We have acquired IMPSAT Corporation's retail dial-up access customers in Argentina and Brazil and are in the process of acquiring its retail dial-up access customers in Colombia. The aggregate purchase price of these three acquisitions is $21.5 million. As a result of these acquisitions, we recently began to provide connectivity services in Argentina and Brazil and expect to provide connectivity services in Colombia by the end of 1999. In connection with these acquisitions, we have acquired approximately 66,000 retail dial-up access customers in Argentina and Brazil and expect to acquire an aggregate of approximately 7,000 dial-up customers in Colombia. We hired a total of 48 employees who previously worked for IMPSAT Corporation in Argentina and Brazil and expect to hire an additional five employees from IMPSAT Corporation in Colombia. These employees will perform tasks which they previously performed for IMPSAT Corporation and which are not currently performed by our employees. Because of the significance of these acquisitions relative to our company's current assets and results of operations, we have included the following brief discussion of the results of operations for these acquisitions for 1998 and for the nine months ended September 30, 1999.

    The stand-alone financial information for these businesses included in this prospectus was derived from IMPSAT Corporation's accounting records and based upon the estimates of IMPSAT Corporation's management. This discussion should be read in conjunction with the stand-alone audited financial information for the acquired businesses and the unaudited pro forma consolidated financial information included elsewhere in this prospectus. The historical results of operations of these businesses are not necessarily indicative of the results of operations to be expected in the future. However, in the brief period (since October 7, 1999) during which we have provided connectivity services to our retail dial-up access customers, we have generated net revenues and incurred costs and expenses which are consistent with those reflected in the audited financial information for the acquired dial-up access businesses included in this prospectus.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

    NET REVENUES.

    For the three dial-up access businesses of IMPSAT Corporation, total net revenues decreased to $10.0 million for the nine months ended September 30, 1999 from $12.1 million for the corresponding period in 1998.

    In Argentina, net revenues for the dial-up access business increased to $2.9 million for the nine months ended September 30, 1999 from $2.3 million for the corresponding period in 1998. This increase resulted from the following factors:

    - an increase in paying subscribers to 15,646 at September 30, 1999 from 13,223 at September 30, 1998; and

    - a partially offsetting decline in the average gross subscription fee per customer to $24.80 for the month of September 1999 from $33.29 for the month of September 1998.


The number of paying subscribers in Argentina increased by 9.2% during the course of the nine months ended September 30, 1999 (as measured from the beginning to the end of such nine-month period) as compared with a 13.3% increase during the course of the corresponding period of 1998.


    In Brazil, net revenues for the dial-up access business decreased to $5.8 million for the nine months ended September 30, 1999 from $8.0 million for the corresponding period in 1998. This decrease resulted from the following factors:

    - a decline in the average gross subscription fee per customer (in U.S. dollar terms) to $12.39 for the month of September 1999 from $22.19 for the month of September 1998, which decline was largely due to a 63% decline in the value of the Brazilian REAL to 1.94 REAIS per U.S. dollar at September 30, 1999 from 1.19 REAIS per U.S. dollar at September 30, 1998; and

    - a partially offsetting increase in paying subscribers to 55,449 at September 30, 1999 from 48,960 at September 30, 1998.

The number of paying subscribers in Brazil increased by 14% during the course of the nine months ended September 30, 1999 (as measured from the beginning to the end of such nine-month period) as compared with a 57% increase during the course of the corresponding period of 1998.

    In Colombia, net revenues for the dial-up access business decreased to $1.4 million for the nine months ended September 30, 1999 from $1.7 million for the corresponding period in 1998. This decrease resulted from the following factors:

    - a decline in the average gross subscription fee per customer (in U.S. dollar terms) to $19.95 for the month of September 1999 from $25.80 for the month of September 1998, partially due to a 29.3% decline in the value of the Colombian PESO to 2005 PESOS per U.S. dollar at September 30, 1999 from 1550 PESOS per U.S. dollar at September 30, 1998; and

    - a decrease in paying subscribers to 6,817 at September 30, 1999 from 6,899 at September 30, 1998.

    We anticipate that our connectivity services business will experience declining average subscription fees in the future. We cannot predict the rate of decline. However, we believe that our connectivity services business will benefit from our overall mass media-based branding and advertising campaigns. We also intend to dedicate significant resources to increasing our base of connectivity customers. Accordingly, we believe that the rate of growth in paying subscribers should increase within the next few months. We also anticipate that the cost of telecommunications infrastructure services provided by third parties should decrease in future periods. We believe that the retail dial-up access businesses were not core businesses of IMPSAT Corporation and, as a result, did not receive managerial focus during the months leading up to our acquisition of these businesses. We cannot predict the actual rate of increase in paying customers or whether any increase will occur or, if it occurs, will continue.

    DIRECT COSTS AND EXPENSES.

    The principal direct costs and expenses of our dial-up access businesses consist of product, content and technology costs and marketing and sales expenses. These costs and expenses together include costs of telecommunications infrastructure to provide the services, personnel costs, outsourced product support, such as a 24-hour help desk, and administrative costs. Direct costs and expenses for these businesses decreased to $8.9 million for the nine months ended September 30, 1999 from $10.3 million for the corresponding period in 1998. Direct costs and expenses as a percentage of total net revenues was 88% for the nine months ended September 30, 1999 and 85% for the corresponding period in 1998.

    EXCESS OF NET REVENUES OVER DIRECT COSTS AND EXPENSES.

    Excess of net revenues over direct costs and expenses decreased to $1.2 million for the nine months ended September 30, 1999 from $1.8 million for the corresponding period in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PARTIAL YEAR ENDED DECEMBER 31, 1997.

    NET REVENUES. Total net revenues for the three dial-up access businesses of IMPSAT Corporation increased to $16.5 million for 1998 from $11.5 million in partial year 1997. Total paying subscribers increased to 68,646 at December 31, 1998, representing a 40% increase from 48,909 at December 31, 1997.

    In Argentina, net revenues for the dial-up access business increased to $3.0 million in 1998 from $2.6 million for partial year 1997. This increase resulted from the following factors:


    - an increase in paying subscribers to 14,329 at December 31, 1998 from 11,668 at December 31, 1997; and



    - a partially offsetting decline in the average gross subscription fee per customer to $30.78 for December 1998 from $36.98 for December 1997.


    In Brazil, net revenues for the dial-up access business increased to $11.4 million for 1998 from $7.0 million for partial year 1997. This increase resulted from the following factors:

    - an increase in paying subscribers to 48,603 at December 31, 1998 from 31,119 at December 31, 1997;

    - a partially offsetting decline in the average gross subscription fee (in U.S. dollar terms) per customer to $23.31 for December 1998 from $27.79 for December 1997, partially due to a 8.0% decline in the value of the Brazilian REAL to 1.21 REAIS per U.S. dollar at December 31, 1998 from 1.12 REAIS per U.S. dollar at December 31, 1997.

    In Colombia, net revenues for the dial-up access business increased to $2.1 million for 1998 from $1.8 million for partial year 1997. This decrease was primarily attributable to the following factors:

    - a decline in the average gross subscription fee per customer to $25.80 for December 1998 from $32.43 for December 1997 partially due to a 20% decline in the value of the Colombian PESO to 1,550 PESOS per U.S. dollar at December 31, 1998 from 1,295 PESOS per U.S. dollar at December 31, 1997; and

    - a decrease in paying subscribers to 5,714 at December 31, 1998 from 6,122 at December 31, 1997.

    DIRECT COSTS AND EXPENSES. Direct costs and expenses for these businesses increased to $14.1 million for 1998 from $9.7 million for partial year 1997. Direct costs and expenses as a percentage of total net revenues was 86% for 1998 as compared to 84% in partial year 1997.

    EXCESS OF NET REVENUES OVER DIRECT COSTS AND EXPENSES. Due to the factors noted above, the excess of net revenues over direct costs and expenses was $2.4 million for 1998 as compared to $1.8 million for partial year 1997.

LIQUIDITY AND CAPITAL RESOURCES

    We continue to be a company in an early stage of operations. We have substantial liquidity and capital resource requirements, but limited sources of liquidity and capital resources. We have generated net losses and negative cash flows from our inception and anticipate that we will experience substantial and increasing net losses and negative cash flows for at least the next several years. As we implement our strategy and seek to take advantage of our market opportunity, we anticipate that our liquidity and capital resource requirements will increase significantly.

    From our inception to date, we have relied principally upon equity investments to support the development of our business. We expect to continue to rely mainly on further equity offerings to provide financing, including this offering which constitutes, by far, the major capital-raising initiative in our history.

    We received total capital contributions of approximately $1.2 million in 1997 and $4.1 million in 1998. In the nine months ended September 30, 1999 we received total capital contributions in cash of $36.8 million, which consisted primarily of the proceeds of a private placement of 6,334,004 Class A convertible preferred shares for a total purchase price of $44.4 million. This private placement consisted of 5,477,088 shares sold for $38.4 million in cash in July 1999 and 856,916 shares to be issued on a quarterly basis through January 2001 in exchange for $6.0 million in non-cash advertising time credits. In addition, in connection with our recent acquisitions of retail dial-up access customers from IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, IMPSAT Corporation will purchase approximately $21.5 million of our Class A convertible preferred shares. Furthermore, in connection with our arrangement with TV Azteca, S.A. de C.V., we issued to TV Azteca 355,478 Class A convertible preferred shares in exchange for approximately $3.5 million of advertising time, which will be made available over a three-year period beginning on July 1999.

    As part of the July 1999 private placement, we entered into an agreement with Washburn Enterprises, an affiliate of one of our shareholders, under which we also agreed to purchase at least $4.0 million of advertising time on the media networks owed by Washburn's affiliate Ibero-American Media Partners
II Ltd. and its affiliates, and Washburn agreed that it and its affiliates would purchase as least $2 million of advertising time on our network, all during the period through January 2001.

    In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. Each Class B convertible preferred share will automatically convert, on the date six months after the closing date of this offering, into one common share. The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

    Net cash used in operating activities was $11.2 million for the nine months ended September 30, 1999, $3.2 million for the year ended December 31, 1998 and $875,000 for the partial year ended December 31, 1997. We have experienced and expect to continue to experience significant negative cash flows from operating activities. Net cash used in operating activities resulted primarily from our net operating losses.

    Net cash used in investing activities was $1.5 million for the nine months ended September 30, 1999, $733,000 for the year ended December 1998 and $261,000 for the partial year ended December 31, 1997. Net cash used in investing activities resulted primarily from purchases of capital assets.

    Net cash provided by financing activities was $36.8 million for the nine months ended September 30, 1999, $4.1 million for the year ended December 31, 1998 and $1.2 million for the partial year ended December 31, 1997. Net cash provided by financing activities consisted primarily of the net proceeds from short-term borrowings and the sale of our common shares.

    We expect to make capital expenditures of approximately $3.0 million in 1999, including $1.5 million spent in the nine months ended September 30, 1999, and a total of approximately $5.0 million for 2000 and 2001. The capital expenditures in 1999 principally consist of purchases of, or investments in, technical equipment. We expect that our capital expenditures will increase significantly in the future as we make technological improvements to our network of Websites and technical infrastructure and enter into strategic joint ventures or acquisitions.

    We expense many of our expenditures related to improvements to our Websites such as new channels and interactive features. These expenditures are estimated to be approximately $4.0 million during 2000. We expect to spend a total of $1.0 million in 2001 on the development of content with respect to our country Websites for Chile, Colombia and Venezuela. We have not projected any expenditures related to business combinations other than content and marketing alliances, which are included in the product, content and technology expenses and the marketing and sales expenses.

    Our liquidity and capital resource requirements will depend on numerous factors, including:

    - market acceptance of our services and products;

    - the level of resources that we devote to investments in our network;

    - marketing and sales of our services and products; and

    - our branding and advertising activities.


    We believe that the net proceeds of this offering and of our mid-November 1999 private placement of our Class B convertible preferred shares, together with our current cash and cash equivalents balance of $24.4 million at September 30, 1999 (which includes the remaining unused net proceeds from our July 1999 private placement of our Class A convertible preferred shares) will be sufficient to meet our liquidity and capital resource requirements through early 2001. We expect to require up to approximately $50 million of additional financing during the period through 2003, when we expect to achieve profitability. If our cash resources prove to be insufficient to satisfy these requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and most likely would subject us to covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

YEAR 2000 COMPLIANCE

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations which may cause disruptions to normal business activities.

    We are in the process of conducting an internal review to ensure that our services and products are Year 2000 compliant. Year 2000 problems may originate within our own systems and products or within the systems of our third party suppliers or our customers. Some of our non-information technology systems, such as equipments or machinery, may also be affected by Year 2000 problems.

    Our internal verification process consists of:

    - component inventory and assessment, including vendor and third party evaluation;

    - component remediation;

    - component testing;

    - system testing; and

    - contingency planning.

    We have conducted an inventory, and developed testing procedures, for all software and other systems that we believe might be affected by Year 2000 issues. We have tested our computers, servers and other equipment. We have sought written confirmation from each of our third-party suppliers and service providers as to their respective readiness. We expect to complete upgrades and testing by the end of 1999. We also expect to receive confirmation as to Year 2000 compliance from all key vendors and suppliers in December 1999. In connection with our acquisitions of the retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, we are in the process of verifying Year 2000 compliance of these businesses.

    We have also identified and have begun assessing non-information technology embedded systems such as voice mail, office security, fire prevention and other systems. We generally believe that our non-information technology embedded systems do not present significant Year 2000 issues.

    To date, we have spent an immaterial amount on Year 2000 compliance issues, but may incur up to approximately $350,000 in connection with identifying and solving any Year 2000-related problems. We anticipate that most of our expenses will relate to personnel costs associated with time spent by employees in the assessment process and Year 2000 compliance matters.

    As discussed above, we are engaged in an ongoing Year 2000 assessment and have developed no contingency plans to address the worst-case scenario that might occur if the technologies we are dependent on actually are not Year 2000 compliant. The results of our Year 2000 simulation testing and the responses received from all third-party suppliers and service providers will be taken into account in determining the need for, and the nature and extent of, any contingency plans.

    To the extent that our assessment is finalized without identifying any additional material non-compliant information technology systems operated by us or by third parties, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond our control, such as a prolonged communications or electrical failure. Any failure of this type could prevent us from accessing our network, or change the behavior of advertising customers or persons accessing our network. We believe that the primary business risks, in the event of such failure, would include but not be limited to, lost advertising revenues, increased operating costs, loss of customers or persons accessing our network, and other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation or breach of contract.

MARKET RISKS

    We have not had meaningful interest rate exposure because we have maintained small debt balances to date. Our Class A convertible preferred shares, which carried an annual dividend rate of 8%, will be automatically converted into common shares upon completion of this offering. We will pay accumulated dividends in cash on or about the date of conversion. Our Class B convertible preferred shares will also carry an annual dividend rate of 8%. We should not, however, experience significant interest rate risks until such time as we have material balances of indebtedness or preferred shares.

    Our principal foreign currency exposure has related to our asset base, which has consisted principally of monetary assets and liabilities, in the countries in which we operate. Our company's asset base in countries with foreign currency exposures is summarized as follows:

                    AT SEPTEMBER 30, 1999
                    ---------------------
               (IN THOUSANDS OF U.S. DOLLARS)
Argentina..........................................  $ 2,906
Brazil.............................................   13,109
Mexico.............................................    4,956
Uruguay............................................      345
                                                     -------
                                                     $21,316
                                                     =======

    Our subsidiaries have generally used the U.S. dollar as their functional currency because the sale of advertising has historically been priced and billed in U.S. dollars. As a result, the financial statements of the subsidiaries have been remeasured, or translated into U.S. dollars. The effects of foreign currency transactions and of remeasuring our subsidiaries' financial condition and results of operations into U.S. dollars have been included as net gain or loss on foreign exchange. However, our Brazilian subsidiary uses the REAL as its functional currency and, as such, the effects of foreign currency transactions and remeasuring are included as an adjustment to shareholders' equity. The method of accounting for the effects of foreign currency transactions and of remeasuring for our subsidiaries' financial condition and results of operations will change in the event that the functional currencies for our subsidiaries change. For example, due to our recent acquisitions of IMPSAT Corporation's retail dial-up access customers in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, the principal source of revenues for several of our subsidiaries will be connectivity services which will generally be priced and billed in local currency.

    We do not currently hedge against currency exchange transaction risks, but could in the future engage in hedging activities against specific foreign currency transaction risks. Because of uncertainties involving exchange rate movements, we cannot quantify the effect of exchange rate movements on our future financial condition or results of operations.

    In June 1998, the Financial Accounting Standards Board, which is commonly called FASB, issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standard for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. In June 1999, FASB issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. We are currently evaluating the effect that adoption of SFAS No. 133 will have on our financial statements.

                                    BUSINESS

OVERVIEW

    We are an Internet network providing country-specific and regional content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. Recognizing that the countries in the Americas are diverse, we have designed our network to consist of country Websites as well as a global Website. We currently have country Websites for, and sales and content production offices in, Argentina, Brazil, Mexico, the United States and Uruguay. We plan to establish sales and content production offices in Colombia before the end of 1999, and sales and content production offices in Chile and Venezuela during 2000. By offering content and interactive resources designed to be responsive to our users' preferences, we seek to make our network their "home on the Internet" and, in so doing, to create communities of users, develop user loyalty and increase traffic on our Websites. The launch of each country Website represents a potential new community of users. By building substantial communities of users, we are developing a platform for generating revenues from advertising, branded retail dial-up Internet access, or "connectivity", service and, in the future, e-commerce. We recently began to offer connectivity services in Argentina and Brazil and expect to offer similar services in Colombia before the end of 1999. We are also beginning to develop e-commerce for Spanish- and Portuguese-speaking audiences in Latin America and the United States.

    Our founders believed that a scarcity of Spanish- and Portuguese-language content was the principal factor limiting the growth of Internet usage in Latin America. As a result, from our inception in mid-1997, we initially concentrated on the development of a pilot Website for Argentina with quality content and interactive resources in Spanish and, at the same time, carried out extensive market testing to understand users' preferences. We then began to roll-out our network of country Websites during 1998 and, most recently, launched our Website in the United States in September 1999. Our registered users (meaning users who have provided personal information such as name, e-mail address and address) grew from 54,132 persons in June 1998 to 291,567 persons in July 1999. From
June 1998 to July 1999, the number of pages viewed by our users increased from
3.0 million to 21.0 million per month. On August 1, 1999, we launched our first mass media-based branding and advertising campaign in Argentina, Brazil, Mexico and Uruguay and, in September 1999, in the United States. In the first three months of this campaign (through October 31, 1999), our registered users increased by approximately 69% to approximately 498,515 at October 31, 1999 and the number of pages viewed by our users increased by over 250% to approximately
73.9 million pages in that month. In March 1999, we also commenced measuring unique visitors. The number of unique visitors has increased from 174,800 in March 1999 to approximately 1.6 million in October 1999. We attribute this recent growth principally to our mass media-based branding and advertising campaign, and cannot predict whether such growth will continue.

OUR MARKET OPPORTUNITY

    The Spanish- and Portuguese-speaking audiences in Latin America and the United States together represent one of the fastest growing user groups on the Web today. While we do not expect to have country Websites or operations for every country in Latin America, our network is targeted to the entire Latin American region. In the United States, we are currently targeting the Spanish-speaking populations in Chicago, Houston, Los Angeles, Miami, New York, San Antonio and San Diego. We are primarily targeting individual users, although we anticipate that business and other entities will become important participants in our communities of users.

    We believe a large and growing market consisting of Spanish- and Portuguese-speaking audiences exists in Latin America and the United States for content, connectivity and e-commerce services, and that this market presents us with a significant opportunity. Latin America had a total population at the end of 1998 of 492.4 million people, of whom more than two thirds are under 35 years of age. The

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region had an aggregate gross domestic product in 1998 of $2.0 trillion, of which Brazil, Mexico and Argentina accounted for more than three-fourths. The wealthiest 20% of the Latin American population accounts for approximately two-thirds of the overall buying power in the region and constitutes our primary target market. As a result, we believe that the Latin American market has a highly desirable demographic profile for advertisers and businesses.

    Internet usage has only begun to penetrate Latin America, but its growth is expected to be dramatic. Internet users in Latin America have grown from approximately 2.3 million at year-end 1997 to 4.8 million at year-end 1998, and are projected to increase to 19.1 million by year-end 2003, representing an increase in Internet penetration of 0.6% to 3.7% (measured in relation to the total population of the region). According to industry reports, the Internet penetration rate in 1998 was 0.8% in Argentina, 1.1% in Brazil, 0.4% in Colombia, 0.6% in Mexico and 1.9% in Chile.

    The United States has a total Hispanic population of approximately
31.4 million people, which has grown at a compound annual rate of 3.7% from 1996 to 1999. By 2000, the U.S. Hispanic population is expected to constitute approximately 11% of the total U.S. population. Advertising targeting U.S. Hispanics was $1.7 billion in 1998. As of May 1999, the Internet penetration rate for U.S. Hispanics was approximately 19.0%.

    ADVERTISING. Latin America represents an attractive market for advertisers. Internet advertising in Latin America continues to grow as an advertising medium because the Internet is being increasingly used by a desirable segment of the Latin American population. Although Internet advertising is still in an incipient stage in Latin America, it is expected to account for an increasing share of total advertising expenditures in the region. Internet advertising in Latin America totaled $23.6 million in 1998 and is projected to grow to $948.9 million in 2003.

    CONNECTIVITY. Connectivity services permit customers to access the Internet through a local telephone call. At year-end 1998, there were approximately
3.0 million Internet subscriber accounts in Latin America, a number which is projected to grow to 14.8 million by year-end 2003.

    Dial-up access charges have been declining in Latin America and at year-end 1998 averaged $31.48 per month. In addition to dial-up access charges, Internet users are required to pay per minute telephone charges to connect to the Internet. While per minute charges have not declined as rapidly as monthly charges, we believe that they will trend downward as the effects of telecommunications deregulation spread. Nonetheless, the all-in cost of dial-up access remains significantly higher in Latin America than in the United States. We believe that this cost has been a factor in limiting Internet penetration in Latin America. However, the declining cost of dial-up access in Latin America is a contributor to the projected growth of Internet use in Latin America.

    E-COMMERCE. We believe that Latin America will, in the long-term, adopt e-commerce as an increasing number of businesses and consumers embrace the Internet as a viable method of selling and purchasing goods and services. On-line expenditures in Latin America totaled $166.8 million in 1998 and are expected to increase to $8.0 billion for 2003.

THE EL SITIO VISION

    Our founders envisioned an Internet network that would provide quality country-specific content to Spanish- and Portuguese-speaking audiences in the countries of Latin America, the United States and elsewhere. From our inception, our philosophy has been to "Think regional, be local." Consistent with this philosophy, we have opened offices in five countries in Latin America and in the United States and have, to date, launched country Websites in each of these countries. We believe that the combination of country Websites supported by in-country management, marketing, sales and content production personnel will enable us to implement the EL SITIO vision and to build the premier Internet network for

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Spanish- and Portuguese-speaking audiences in Latin America, the United States and, over the long-term, Spain and Portugal.

    We believe our network should provide access for our users to a broad range of Internet services as a means of further fostering our users' loyalty to our network. Accordingly, we recently acquired the retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil, and expect to acquire its retail dial-up access customers in Colombia by the end of 1999. We intend to utilize our Websites as gateways to the Internet for subscribers to our connectivity services. To further enhance the appeal of our network, we are also incorporating a Web search engine into our network so that our users can utilize our Websites as portals to search the Web.

    We believe our network provides a platform for generating revenues from the following principal sources:

    - advertising;

    - connectivity services; and

    - e-commerce.

    To implement the EL SITIO vision, we have assembled a management team experienced in building and operating pan-Latin American businesses. Our management team is comprised largely of Latin Americans who provide us with essential market knowledge and cultural insights. We believe that our local presence allows us to better understand the needs of local Internet users, advertisers and businesses, and to maintain strong relationships with them. Our management team is drawn from diverse fields and includes professionals with backgrounds in computer technology and design, sales, marketing and finance.

OUR STRATEGY

    Our goal is to become the leading Internet network for Spanish- and Portuguese-speaking audiences in Latin America and the United States. To achieve our goal, and to take advantage of our market opportunity, we continue to implement a strategy consisting of the following principal elements:

  -   BUILDING A MARKET-LEADING NETWORK

    Our strategy is driven by our views, first, that the countries in Latin America are diverse and, second, that the scarcity of Spanish- and Portuguese-language content has been the principal factor limiting the growth of Internet usage in Latin America. As a result, we seek to build a leading Internet network by:


        V FURTHER DEVELOPING COUNTRY-SPECIFIC AND REGIONAL CONTENT. From our inception, we have focused on developing quality country-specific and regional Spanish- and Portuguese-language content. At September 30, 1999, we had 67 employees dedicated to content development in the five countries in which we currently operate. During 2000, we expect to commence production of content for our planned country Websites for Chile, Colombia and Venezuela. We also provide content to our viewers under agreements with well-known content providers such as Agence France Presse, Reuters and The Weather Channel. In addition, the community features on our Websites are designed to encourage our users to contribute content to our network. By continuously expanding and enhancing our production of proprietary and user-generated content, and, by entering into arrangements with leading third-party content providers we intend to maintain our position as a market leader in Spanish- and Portuguese-language content.



        V INCORPORATING ADDITIONAL COMMUNITY-BUILDING FEATURES. Our experience indicates a strong preference on the part of Latin American users for community-building features, such as chat,


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          CUPIDO NET, an interactive meeting place for users, e-mail and other interactive resources. Consistent with our user-focused business philosophy, prior to the roll-out of our network, we launched a pilot Website and engaged in an extensive period of market testing to identify the preferences of Internet users in each of our target markets. In response to those preferences, we have developed and continuously seek to enhance our content channels and interactive resources in order to further build our community of users and foster their loyalty to our network. One recent example is the launch of CUPIDO NET, which at September 30, 1999, three months after its inception, had 43,924 members. We continue to seek to better understand the needs and preferences of our users through on-line surveys and analysis of traffic patterns and usage of services.


        V STRENGTHENING OUR BRAND IDENTITY. After first dedicating our resources to develop our content and network, we launched our first mass media-based branding and advertising campaign on August 1, 1999. We expect to spend approximately $15.5 million through December 31, 1999 and approximately $40.0 million in 2000 on this campaign. We seek to create the leading network brand among Spanish- and Portuguese-speaking Internet users and to expand our presence as a mass market Internet network by building strong brand awareness. We have positioned our image as user-friendly, informative and entertaining. We believe that the essence of our brand is summed up in our marketing campaign theme: EL SITIO: TU LUGAR EN INTERNET ("EL
          SITIO: Your Home on the Internet"). To build upon our brand, we plan to continue to advertise on the Internet to on-line users, and to allocate a significant portion of our resources to advertising, marketing and communications in traditional advertising media.

  -   GENERATING REVENUES FROM OUR NETWORK

    While our country-specific and regional content, community-building features and brand identity are the building blocks to our becoming the premier Internet network for Spanish- and Portuguese-speaking audiences, our revenue-generation strategy is the key to our long-term success. We intend to capitalize on our network to generate substantial revenues by:

        V FORGING ONE-ON-ONE RELATIONSHIPS WITH ADVERTISERS. The market for advertising on the Internet by Latin American companies is still in its infancy, with limited market awareness of the benefits of Internet advertising. As a result, an important part of our sales strategy is to forge one-on-one relationships with advertisers in which we educate companies regarding the full commercial advantages of the Internet as an advertising medium, emphasizing the attractive demographics of Latin American Internet users, and thereby attract advertisers to our network. With offices in each of our principal markets, at September 30, 1999, we had a total of 83 sales and marketing personnel dedicated to developing long-term relationships with potential advertisers and expanding our advertising revenues. Our structure permits us to develop relationships not only with multinationals purchasing advertising on all of our Websites, but also with country-specific advertisers interested in advertising targeted to users in their country. We are generating advertising revenue currently in Argentina, Brazil, Mexico, the United States and Uruguay.

        V INTEGRATING CONNECTIVITY INTO OUR NETWORK. In order to broaden the services that we offer and to foster user loyalty, we have acquired from IMPSAT Corporation its retail dial-up access customers in Argentina and Brazil and are in the process of acquiring its retail dial-up access customers Colombia. We believe that offering EL SITIO-branded connectivity services will increase user loyalty to our network. We intend to utilize our Websites as the gateways to the Internet for our subscribers. To further enhance the appeal of our network, we are incorporating a Web search engine into our network so that our users can utilize our Websites as portals to search the Web. By establishing a commercial relationship with our users, particularly through billing their monthly dial-up access fees to their credit cards, we expect

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          that resistance to commercial purchases on our network will decline.
          We are currently generating subscription fee-based revenue in Argentina and Brazil from the provision of connectivity services.


        V DEVELOPING OUR E-COMMERCE BUSINESS. We believe our e-commerce opportunities will, over the long term, expand as an increasing number of Latin American businesses and consumers embrace the Internet as a viable method of purchasing goods and services, and we intend to capitalize on these opportunities. We recently added an e-shopping channel to our network. We also concluded a non-exclusive letter of intent with From2.com, a Miami-based e-commerce logistics company, which will provide logistics and fulfillment services for international e-commerce transactions conducted on our network. We are pursuing several revenue-sharing relationships and joint venture opportunities with e-commerce merchants in the United States and Latin America to develop e-commerce retail operations in the flower, gifts, books, music and software and hardware areas. We do not expect to derive meaningful revenues from e-commerce activities until at least 2001.


  -   LEVERAGING STRATEGIC RELATIONSHIPS

    We intend to leverage our existing relationships with shareholders and enter into new strategic relationships to expand our network and enhance our content, marketing and sales. In the months following our July 1999 private placement, our key strategic shareholders, Hicks, Muse, Tate & Furst Incorporated, the Cisneros Group of Companies and GC Companies Inc., have facilitated a variety of new commercial relationships, including introduction to potential advertising customers and e-commerce partners.

OUR NETWORK

    We are an Internet network providing country and regional content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. Our network currently consists of a global Website and five country-specific Websites focused upon Argentina, Brazil, Mexico, the United States and Uruguay. We believe we are distinguished by our strong focus on country-specific and regional content. We have grown our network by opening local offices and hiring staff to develop content that is specific to the countries in which we operate.

    We commenced operations in Argentina in mid-1997 and shortly thereafter launched a pilot Website for that country. We opened our Montevideo office in November 1997 and our Mexico City office in May 1998. After extensive market testing and development of our content production capacity, we launched the ELSITIO.COM network in November 1998 in Argentina, Mexico and Uruguay. We currently have 148 employees in Buenos Aires, 58 in Mexico City and 16 in Montevideo. We opened our office in Brazil in September 1998, launched the Brazilian OSITE.COM.BR Website in the Portuguese language in July 1999 and now have 35 employees in Sao Paulo. We opened our office in Miami in May 1998, launched our U.S. Website in September 1999 and now have 28 employees in Miami. We believe our local presence allows us to better understand the needs of local advertisers and businesses. We plan to establish sales and content production offices in Colombia before the end of 1999 and sales and content production offices in Chile and Venezuela during 2000. We will hire a total of 53 employees who previously worked for IMPSAT Corporation or its subsidiaries in connection with our acquisitions of its retail dial-up access customers in Argentina, Brazil and Colombia.

    Our offices and country-specific content afford our users the dual advantages of, first, the size and resources of a regional network and, second, the country-specific content and community features most useful to them. Operationally, this structure permits us to maximize economies of scale to support efficiently multiple markets with differing content and features from a single global platform.

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    Our global content and design team, in consultation with our country offices, designs our homepage and community features, acquiring or developing software required to offer the features that our market research indicates will most appeal to our users. This global team also generates a large volume of global content, both proprietary and from third-party providers such as Reuters, Notimex and Infosic. Technological, financial and administrative functions are also carried out at the global level.


    The content and community features prepared by our global team provides the starting point from which our in-country production teams adapt our global Website to their local market preferences. Our local and regional production offices in Buenos Aires, Mexico City, Miami, Montevideo and Sao Paulo cultivate our users' preferences by adapting the content and community features on our channels to local preferences. Local managers and their staff have autonomy to select the stories and features that are headlined on our channels, to add country-specific proprietary or third-party content and to add channels or features with a local focus. For example, the editorial manager of EL SITIO Mexico might select news items specific to Mexico or enhance a story without a Mexican focus by including reactions in Mexico to the news item. Similarly, the editorial manager of O SITE in Brazil might provide reviews of local restaurants in Sao Paulo or Rio de Janeiro and might add, during February of each year, a channel on CARNAVAL.

PRODUCT DESCRIPTION

    We have developed a network of country Websites that provide original proprietary and third-party content and user-friendly interactive resources, including free e-mail, auctions, chat rooms, personal home pages, bulletin boards, contests and prizes, that bring our own style to our user base.

    Based on our market research activities, we believe there are four key areas of interest that attract our targeted users: interactive news; relationships; technology; and entertainment. These four areas of interest are reflected in our core channels in each country Website.

    We believe that our core channels define the personality and vision of our products. Our core channels currently are:

    - INTERACTIVE NEWS--Our staff transforms relevant daily news in each country into an interactive experience for our users. User interest is encouraged through presentation of the news in an entertaining style. News articles include debates, polls, forums and trivia, which allow our readers and editors to become part of the articles. In addition to our daily news, we have global and local third-party news coverage.

    - RELATIONSHIPS--We cover relationship topics that interest our users, such as love, family, friendship, society, sex, politics. We want our users to communicate and share important life experiences with our community of users. In addition to interactive responses that we generate from polls and forums, we typically receive over 500 narratives each day from our users from which we select some responses to display on our channels.

    - TECHNOLOGY--Our staff produces technology-related content with both the new and the experienced Internet user in mind. Tutorials, guides and news about technology and the Internet are provided to assist new users in learning how to navigate the Internet. We also cater to more experienced users through, among other things, sophisticated materials, software and application downloads and technology-related news. Our free technology newsletter, which now has over 100,000 subscribers, gives us an opportunity to interact with our users on a weekly basis.

    - ENTERTAINMENT--We provide our users with entertainment-related content in areas such as music, fashion, TV and movies. We also create an interactive environment for our users through interviews, polls and forums. For example, our users act as journalists and moderators during interviews with top models or TV stars. We also provide our users a variety of games, contests and prizes on a daily basis.

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    In addition to our four core channels, we recently began to provide an
e-shopping channel:

    - E-SHOPPING--We anticipate that e-shopping opportunities will originate from our core channels. Once in the e-shopping channel, our users will encounter a user-friendly environment that helps them shop, provides them with merchant and product comparisons, and gives them shopping ideas.

    We also provide a series of general and country-specific channels. Our general channels include:

    - NOTICIAS/NOTICIAS ("NEWS")--provides news sources by a variety of strategic partners. Third-party content is complemented by editorials, opinion articles and columns produced with local flavor by our journalists and staff members in Buenos Aires, Mexico City, Miami, Montevideo and Sao Paulo. Our strategic partners in News include Reuters, Agence France Presse, Notimex and Infosic.

    - COMUNIDAD/COMUNIDADE ("COMMUNITY")--encourages interaction of our users through a series of user-friendly resources that allow them to chat, voice their opinions and express their creativity through their own pages on the Internet.

    - SERVICIOS/SERVICOS ("SERVICES")--provides a local experience for our users through restaurant, hotel and movie recommendations, as well as local listings of theaters, museums and the arts in Buenos Aires, Mexico City, Miami, Montevideo and Sao Paulo. We expect to develop similar content for other major Latin American cities and our targeted cities in the United States that have large Spanish-speaking populations.

    - JUEGOS/JOGOS ("GAMES")--offers users a variety of multimedia, action, arcade and promotional games, in which users compete for prizes awarded by many of the companies advertising on our Websites. Our local writers contribute to the channel by providing editorials on Web games. Our users have the ability to download games directly from this channel.


    - DEPORTES/ESPORTES ("SPORTS")--provides up-to-date news, analysis, interviews and opinions on a broad range of sports. This year, users will able to watch live sports events utilizing our multimedia capabilities. Users will also be able to search a reference library with features, statistics and other information about sports personalities in Latin America.


    - NEGOCIOS/NEGOCIOS ("BUSINESS")--through a short-term agreement with Zona Financiera, a major Latin American producer of business and financial information, our users currently have access to the latest business news and services such as stock market quotations, exchange rates, interest rates, mortgage and car loan rates, and insurance rates. In addition to Zona Financiera, we have an agreement with Patagon.com, a leading business content site in the region, under which Patagon.com will pay us to be a non-exclusive provider of co-branded business content inside our Website after the Zona Financiera agreement ends in the first quarter of 2000.

    - EL TIEMPO/O TEMPO ("THE WEATHER")--offers our users comprehensive and up-to-the minute weather information, including weather conditions and forecasts for over 4,700 cities worldwide. The content is provided through an agreement with The Weather Channel.

    We also provide our users in each country with a list of country-specific channels that are available on some of our country Websites, including the following:

    - HOMETOWN (USA)--provides local news for each of our targeted cities with large Spanish-speaking populations in the United States. News articles are produced by our own writers for our targeted markets: Chicago; Houston; Los Angeles; Miami; New York; San Antonio; and San Diego.

    - BELEZA (BRAZIL)--is a channel devoted to men and women with interests in fashion and beauty topics. Users can find articles that deal with issues usually found in fashion magazines. This

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      channel is created with interactivity in mind so users can share their ideas and experiences on these topics.

    - GEOSFERA (BRAZIL)--is devoted to extreme sports, including hiking, skydiving, trekking, mountain climbing and other rigorous outdoor sports.


    - GASTRONOMIA (URUGUAY)--provides news and forums regarding local and international cuisine. Users can read and share experiences and recipes and also learn about the latest developments in the gastronomical world.



    - ASTROWEB (MEXICO)--is a channel on astrology topics. It includes studies and analysis on birth, early childhood, karma, horoscopes and compatibility.


    - VIDA (USA)--consists of a compilation of proprietary articles that deal with day-to-day issues and concerns of Hispanic populations in the United States. This channel covers topics such as race and identity, sex and politics, health, art, literature, second generation issues, food and nutrition, and others.

    Our user-friendly interactive resources include:

    - CHAT--provides entry to a "virtual community" in which our users interact in real-time group or one-on-one discussions. Users may voice their opinions on a variety of topics, such as sports, politics, relationships and current events. Our users create special interest chat rooms and can also participate in moderated chat rooms. On average, each chat user stays in our chat rooms for approximately 20 minutes.

    - CUPIDO NET--is an interactive meeting place on our network where users can search for new friends or special relationships. Users from different backgrounds and experiences share their interests through CUPIDO NET. As of September 30, 1999, three months after its launch, CUPIDO NET has generated approximately 43,924 members.

    - E-MAIL--permits users to sign up for free e-mail services in Spanish, Portuguese and English through our recently signed agreement with USA.Net, a leading provider of e-mail and messaging services. As part of this alliance, users will benefit from enhanced customization tools that will offer them control over their e-mail account, including customization of their e-mail interface. Since access to e-mail requires user registration, e-mail is expected to be a significant source of registered users and user data in the future. As of September 30, 1999, which is three months after its launch, we have generated approximately 46,790 EL SITIO e-mail accounts and 8,860 O SITE e-mail accounts.

    - AUCTIONS--enables sellers in Latin America and the United States to post their products inside our channel and take advantage of our expanding user base. Buyers and sellers give us their personal information in order to register as users of our auctions channel. We act as a meeting place for sellers and bidders, while final transactions are executed outside the El Sitio network. We closely monitor the information from our sellers. Our company does not receive any fee for transactions, but benefits from increased traffic to our network and from advertising revenues generated from the channel.

    - BUSCADOR/BUSCADOR ("SEARCH")--is an internal search engine which enables users to search our library of over 90,000 pages. To further improve the functionality and appeal of our network, we recently reached an agreement with Inktomi, a leader in search technology with a library of over 110 million sites, in which we use their search engine software and have access to their database. These search features will enable our users to utilize our network to surf the Web.

    - TU SITIO PERSONAL/SEU SITE PESSOAL ("PERSONAL HOME PAGE")--offers our users the ability to create their own content through their personalized home pages in Spanish and Portugese. We provide

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      the proprietary tools that help our users create their own ideas on the
      Web in order to share their content with others. We believe that affinity between us and our users increases as they share their own experiences through our network.

    - BULLETIN BOARDS--offer our users the ability to post their own views and opinions on a variety of topics to be read by other users on our Websites. In that way, our users promote dialogue on relevant issues, topics or events of interest to other users on our network.

    - PREMIOS/PREMIOS ("CONTESTS")--uses contests as a marketing tool to attract visitors to our network. A recent campaign with nearly 12,000 registered users participating is "SUBETE AL TREN DE EL SITIO" ("Climb Aboard the EL SITIO Train") in which e-mail users provide us with the e-mail addresses of their friends who ride with them in their "trains," thereby increasing their chances of winning a trip to one of many destinations in Latin America.

    Our network of Websites is designed to be the home of our users on the Internet. We are positioning ourselves as the friendly Internet network that informs and entertains. As a result, we are able to develop communities of interest, fostering user loyalty, increased usage and longer stays at our Websites. In addition, the interactive resources on our Websites help us to create communities of interest which are valuable to advertisers and e-commerce merchants seeking to attract customers with specific interests.

OUR COMMUNITY

    We are developing a substantial community of users, based in large part on the content and community features of our network.

    Users accessing our Websites are encouraged to register with us on either a full or partial basis. Full registration requires users to provide us with the user's name, e-mail address, home address, telephone number, occupation and other personal information. A partial registration requires a user to provide only a name and e-mail address. To encourage full registration, some of our network's most popular features require prior registration, such as private chat rooms, CUPIDO NET, our interactive meeting place, free e-mail and participation in games and other promotions. Once a user is registered with our network, we are able to communicate with the user by e-mail and otherwise seek to involve the user in our community. Although historically we have been unable to track the frequency with which a particular user accesses our Websites, we have recently implemented technology that will permit us to measure more precisely the activity levels of our registered users.

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    We track our user traffic principally on the following basis:

    - REGISTERED USERS--measures the cumulative number of users that have registered with our network by providing information such as name, e-mail address and address. Some of these registered users may no longer be active users. Most of our users have not yet registered with our network.

    - PAGE VIEWS--measures the number of pages opened by our users in a given period and is a useful indicator for advertisers.

    - VISITS--measures the number of visits to our Websites in a given period.

    - UNIQUE VISITORS--measures the number of individual visitors in a given period, such that an individual user that visits our Websites multiple times in the relevant period is only counted one time.


    We have generated statistics concerning our registered users. Our page view data is supplied by I/Pro Netline reports. Our unique visitor numbers are audited by I/Pro.


    The table below sets forth, on a monthly basis over the last thirteen months (September 1998 through October 1999) the evolution in our registered user base and page views on a monthly basis:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      MONTHLY PAGE VIEWS  REGISTERED USERS
Sept           3,071,700            86,173
Oct            3,317,900            95,515
Nov            2,558,400           100,360
Dec            3,125,500           107,118
Jan            8,656,800           234,030
Feb            9,316,300           242,975
Mar           12,896,100           251,343
Apr           18,057,500           261,113
May           17,634,900           269,797
Jun           18,273,400           281,255
Jul           21,011,200           294,363
Aug           42,500,000           379,812
Sept          69,000,000           440,000
Oct           73,900,000           498,000

    We increased our registered user base from approximately 54,132 persons in June 1998 to 291,567 in July 1999. From June 1998 to October 1999, the number of pages viewed by our users increased from 3.0 million to 73.9 million per month. We achieved a significant increase in registered users and user traffic in January and February 1999, in part as a result of our purchase for $223,000 in December 1998 from Mandic S.A. of its chat rooms in Brazil and their integration into our network. In August 1999, our number of registered users and our user traffic increased significantly. This latter increase was attributable, in part, to the launching on August 1, 1999 of our first mass media-based branding and advertising campaign. In the first three months of this campaign, our registered users increased by approximately 69% to 498,515 at October 31, 1999 and the number of pages viewed by our users increased by over 250% to 73.9 million in the month of October 1999. We commenced measuring unique visitors in March 1999. The number of unique visitors has increased from 174,800 in March 1999 to approximately 1.6 million in October 1999.

CONNECTIVITY

    In order to broaden the services that we offer and to foster user loyalty, we recently acquired the retail dial-up access subscribers of IMPSAT Corporation in Argentina and Brazil and are in the process of acquiring its retail dial-up access subscribers in Colombia. The total purchase price for these acquisitions will be $21.5 million. As a result of these acquisitions, we have acquired approximately 52,000 dial-up subscribers in Brazil and 14,000 dial-up subscribers in Argentina and expect to acquire approximately 7,000 dial-up subscribers in Colombia, for an aggregate total of approximately 73,000 subscribers.

    We believe our connectivity services will enable us to develop an additional source of revenue and to create closer ties with Internet users in Latin America. We also anticipate that our dial-up access service will enhance the content and e-commerce aspects of our business, because we should be able to attract our dial-up subscribers to our Websites. We believe that increased use of our Websites will increase advertisers' interest in placing advertisements and sponsorships on our network and will encourage e-commerce merchants to partner with us and drive our e-commerce revenues. For example, a substantial majority of the dial-up subscribers that we expect to acquire from IMPSAT Corporation currently are not registered users of our network. We intend to market to these subscribers by, among other things, having our homepage appear automatically when they connect to the Internet through our dial-up access service.

    We have begun an evaluation process to determine the most effective method of migrating the IMPSAT Corporation Websites, which are currently used as the homepages for some of these subscribers, to our Websites. We expect to continue using the existing IMPSAT Corporation Websites during a transition period of approximately nine months. During this transition, we anticipate that we will gradually integrate our brand name and features onto these Websites before migrating these subscribers entirely to our network of Websites.

    We are not acquiring the telecommunications infrastructure, such as points-of-presence, switches and backhaul capacity, required to provide retail Internet dial-up access. The acquisitions will be limited to the subscribers and staff required to provide retail dial-up access. We have entered into three-year services agreements with subsidiaries of IMPSAT Corporation under which it will provide to us the necessary telecommunications infrastructure for a fee per port or "channel" made available to our customers for the transmission of data.

    We plan initially to outsource help desk operations and technical support for our dial-up access businesses. This approach should enable us to minimize our fixed costs and respond more flexibly to changes in demand.

MARKETING

    We depend upon advertising to develop our brand and to attract users to our Websites and subscribers to our connectivity services. We believe that we have already achieved significant brand name recognition and market share principally due to positive word-of-mouth resulting from our country-specific content, without conducting an aggressive marketing campaign in mass media. From our inception in June 1997 until September 30, 1999, we spent an aggregate total of approximately $8.0 million on marketing, sales and advertising (including advertising received in barter transactions in exchange for advertising on our network). By contrast, we expect to spend $15.5 million in the five months from August 1, 1999 to year-end 1999. In the future, we expect our branding and advertising expenses to represent the largest single component of our expenses and have budgeted approximately $40 million for 2000.

    MARKETING EFFORTS UP TO AUGUST 1, 1999. During our first two years of operations, we focused our resources upon the development of quality content in Spanish and Portuguese and attractive interactive resources for our network. Our marketing was limited to low-budget initiatives, including:

    - targeted e-mail advertising;

    - banner advertising on the Web with hyperlinks to our Websites; and

    - special games and promotions on our Websites.

    Our advertising seeks to position us as the friendly Internet network that informs and entertains with quality content, ease of use and responsiveness to user preferences. Our marketing campaigns communicate these values using the advertising logo with the tag line underneath: EL SITIO: TU LUGAR EN INTERNET ("EL SITIO: Your Home on the Internet"). These brand values, together with our country-specific content and interactive resources, are designed to personalize the on-line experience of our users, so that they may develop a one-to-one relationship with us. We conduct direct marketing to our registered users through e-mail campaigns.

    MARKETING EFFORTS SINCE AUGUST 1, 1999. We launched our first mass media-based branding and advertising campaign on August 1, 1999. Principally as a result of this campaign, during the first three months of this campaign (through October 31, 1999), we experienced an approximately 69% increase in registered users and an over 250% increase in page views during those three months. This campaign seeks to build our brand by creating brand recognition in our target markets, attracting new users to our network and increasing our exposure and visibility to potential advertisers. To achieve these objectives, the campaign emphasizes the user friendly attributes of our network with the theme that EL SITIO SE ADAPTA A VOS ("EL SITIO adapts to you"). The spots and print media utilize humor to communicate the idea that EL SITIO is a network that is responsive to its users and provides information and resources useful to their daily lives.

    Our mass media-based branding and advertising campaign is under way in the five countries for which we have launched country-specific Websites: Argentina, Brazil, Mexico, Uruguay and the United States. Our campaign utilizes the following media:

    - broadcast media, including both television and radio;

    - print media, including general circulation magazines, computer industry advertising and business magazines and general circulation newspapers;

    - on-line banner advertising with hyperlinks to our Websites;

    - targeted e-mail;

    - advertising and computer industry trade shows;

    - billboard and other outdoor advertising; and

    - general public relations to generate favorable free news media coverage.

The content and implementation of our branding and advertising campaign is being coordinated by major advertising agencies in each of our markets under the umbrella of WPP Group PLC. This campaign is targeting both potential users and potential advertisers on our network.

    In September 1999, we entered into an agreement with Sammy Sosa, the renowned baseball player, and Player's Choice International L.L.C. under which we will have the exclusive right to utilize, modify, reproduce, distribute, display and transmit Sammy Sosa's name in electronic form for use on the Internet. Sammy Sosa has agreed to use his best efforts to increase awareness of our Internet portals by wearing clothing and accessories bearing our logo on at least four nationally televised events during the term of the agreement and by attending three of our promotional events per year. Sammy Sosa has also agreed to make himself available for at least one television show, one radio show and one still photo advertisement, and for at least three chat sessions per year. As consideration for entering into the agreement, Sammy Sosa will receive a total of $1.0 million and 25,000 common shares of our company, with an option to purchase on or before January 31, 2001 an additional 25,000 common shares at a 25% discount from the closing trading price of the common shares on January 29, 2001. Additionally, Sammy Sosa and Player's Choice International L.L.C. will receive a percentage of the advertising revenues generated and actually received as a result of the agreement. The initial amount of the discount will be remeasured, on a quarterly basis, based on the fair value of the common shares at the time they are issued.

    Our marketing strategy seeks, among other things, to build advertising relationships and generate revenues. Our sales force is focused on major advertisers and advertising agencies. We believe that relationships with Latin American advertising agencies are important because they influence advertising buying decisions by companies in the region.


    In October 1999, we entered into a letter of intent to establish an arrangement with J. Walter Thompson Argentina S.A., under which it will purchase advertising from us on each of our country-specific Websites and on our global Website. We will advertise J. Walter Thompson's products and services, using banners, sponsorships and other techniques. J. Walter Thompson has agreed to place $3 million of advertising by its clients on El Sitio's network of Websites, with a commission of $1 million to J. Walter Thompson. The revenues recognized by El Sitio under this arrangement will be recognized net of this commission. In addition, we have agreed to obtain approximately $20 million of the advertising that we intend to purchase during 2000 in Argentina, Brazil, Chile, Colombia, Mexico, the United States and Venezuela, using J. Walter Thompson as our advertising agency.


SALES

    We expect to generate sales from three different sources:

    - advertising;

    - connectivity; and

    - e-commerce.

    The following table sets forth, for the periods indicated, our net revenues by country of operation (in thousands):

                                                 EL SITIO    EL SITIO   EL SITIO   EL SITIO   EL SITIO   CONSOLIDATED
PERIOD OR YEAR                                   ARGENTINA   URUGUAY     MEXICO     BRAZIL      USA         TOTAL
--------------                                   ---------   --------   --------   --------   --------   ------------
1997 (partial year)............................    $267        $ --       $ --       $ --       $ --        $  267
1998...........................................    $657        $106       $ 17       $ --       $ --        $  780
Nine months ended September 30, 1999...........    $715        $455       $339       $ 12       $  3        $1,524


    ADVERTISING. At September 30, 1999, we had an internal sales organization of 30 professionals, who are based at our offices in Buenos Aires (10 persons), Sao Paulo (6), Mexico City (6), Miami (6) and Montevideo (2). We plan to open additional offices in Colombia during the fourth quarter of 1999 and in Chile and Venezuela in 2000. A significant portion of our sales personnel's income is commission-based. All of our sales personnel sell advertising exclusively for us. We are also seeking representation agreements with advertising agencies for the sale of advertisements on our Websites. Our sales personnel focus on both selling advertisements on the Websites and developing long-term strategic relationships with clients.


    We seek to attract corporate advertisers by educating and communicating with them regarding the benefits of the Internet as a business tool. Advertising on the Internet by Latin American companies is still in an early stage of development. Many Latin American companies have not developed a Website or an Internet strategy and need advice on how to implement such a strategy. We help companies to develop and implement Internet strategies.

    Our relationship with Arcor S.A., the world's largest hard sweets producer, exemplifies our approach with advertisers. In May 1997, we approached Arcor regarding an advertising program on the Internet. The plan evolved into a complete on-line campaign consisting of a tri-lingual Website, Web pages for its products, games, promotions, and interactive press management and maintenance. We have produced over 1,400 Web pages for Arcor and have an advertising contract with Arcor for all of Latin America. Arcor advertisements have appeared on our Websites in Argentina, Brazil and Mexico.

    We offer an assortment of advertising options to our clients, including the following:

    - banner advertising;

    - sweepstakes and promotions;

    - button advertising and sponsorships;

    - content development;

    - contextual links to merchandise;

    - opt-in direct marketing/lead generation;

    - e-mail sponsorship programs;

    - pre- and post-campaign market research; and

    - celebrity event sponsorships.

    We offer our advertisers the option to display their advertisements on one or more of our country Websites, or on a regional basis. Our advertisers also have the flexibility to specify the channels on our network and the Website pages on which they wish their messages to appear.

    Some of our advertising clients include:

    - MGM Networks Latin America;

    - Nortel Networks;

    - Lucent Technologies;

    - Wall Street Journal Interactive;

    - Arcor S.A.;

    - Intel Corporation;

    - Supermercados Norte;

    - Sun Microsystems; and

    - Banco de Galicia y Buenos Aires.


    We have derived a substantial majority of our revenues to date from the sale of advertisements and sponsorships. In the nine months ended September 30, 1999, we had 116 advertisers, representing an increase from 18 advertisers in the corresponding period of 1998. In the nine months ended September 30, 1999, three of our customers, Gastardelli, Perez y Gaudio Publicidad, an Argentine publicity company, IMPSAT S.A. and Gramatur accounted for 7.8%, 7.9% and 6.3%, respectively, of total revenues. In 1998, each of four advertisers, IMPSAT S.A., Arcor, S.A., Compaq Corporation and Antel (Uruguay), accounted for more than 10% of our revenues. Gastardelli, Perez y Gaudio Publicidad acquired a large block of advertising to resell to its advertising customers. We intend to pursue similar relationships with other advertising agencies and brokers.


    Prior to November 1998, we sold advertising primarily at a fixed price per month for a fixed banner. Currently, our markets are evolving and appear to be developing along the lines of the U.S. Internet industry model, in which advertising is sold on a cost-per-thousand impressions, or "CPM," basis. The cost of our advertising products varies according to the product. For example, a banner with "click-through" or "hyper-link" capabilities is more costly than a simple textual banner. Similarly, sponsorship of a channel or page is more costly than acquiring a fixed number of CPMs. Our contracts with advertisers and advertising agencies range from one to twelve months. Our advertisers have tended to receive a guaranteed number of impressions for a fixed fee. In the future, we expect that an increasing portion of our advertising contracts will be long-term CPM-based contracts.

    We provide our advertisers with statistics related to the traffic on our network provided by ABC Interactive. Receipt of audited statistics enables our advertisers to assess more accurately the market penetration of their advertising message. We believe our provision of audited statistics to advertisers gives us a competitive advantage over networks which do not provide such statistics to advertisers.

    CONNECTIVITY. In light of our acquisitions of IMPSAT Corporation's retail dial-up access customers in Argentina and Brazil and our pending acquisition of its retail dial-up access customers in Colombia, we are integrating the sales personnel in each country into our network's existing sales team. We expect to gain economies of scale as we eliminate overlapping functions and integrate sales strategies and resources. We are currently assessing our sales strategy and personnel to determine the best way to integrate our connectivity services into our mass media-based branding and advertising campaign. By initially focusing on the connectivity services market in Argentina, Brazil and Colombia more effectively than IMPSAT Corporation had done before, we hope to increase our subscriber base. To that end, we expect to expand our sales activities beyond telemarketing and word-of-mouth advertising to increase our visibility.

    We expect to price our connectivity services in response to market conditions. We are also likely to launch new pricing initiatives in an effort to increase the loyalty of subscribers to our network. Initially, we anticipate maintaining the current sales and pricing strategies for our dial-up access subscribers. Although we will vary pricing and sales strategies by country, the connectivity businesses that we are acquiring offer a range of plans ranging from unlimited access with e-mail accounts to e-mail access only plans. The following illustrates the principal products, each of which includes an e-mail account, offered at August 31, 1999 in Argentina and Brazil, our two principal markets for connectivity services:

Argentina                                        Brazil
---------                                        ------
- unlimited access (with three e-mail            - unlimited access;
  accounts);
- unlimited access;                              - 20 hours per month;
- 15 hours per month;                            - ten hours per month;
- six hours per month; and                       - one hour per month; and
- e-mail access only.                            - e-mail access only.


For Internet use above the pre-paid access levels, subscribers are charged per-minute rates. In Argentina, at September 30, 1999, the prices for connectivity services ranged from $45.00 per month (plus VAT) for unlimited access with three e-mail accounts to $5.00 per month (plus VAT) for e-mail access only. In Brazil, at September 30, 1999, the prices for connectivity services ranged from approximately R$34.90 per month for unlimited access to approximately R$4.95 per month for e-mail access only. In Colombia, at September 30, 1999, the prices for connectivity services ranged from approximately 40,000 Colombian pesos per month for unlimited access to 29,800 Colombian pesos per month for limited access. The average monthly subscription fee in Argentina in September 1999 was $24.80 per month, in Brazil was R$12.41 per month and in Colombia was $19.95 per month. The weighted average subscription fee in September 1999 for the subscribers to be transferred in Argentina, Brazil and Colombia was $15.74.



    E-COMMERCE. We recently added an e-shopping channel to our network. This channel provides links to other Websites for on-line sale by local and U.S.-based e-merchants of books, flowers, music, gifts and technology products.

CORPORATE ALLIANCES AND CONTENT AND APPLICATIONS PROVIDERS

    In order to increase traffic at our Websites, expand our on-line community and build our brand, we continue to pursue strategic relationships with business partners that offer quality content, technology and distribution capabilities as well as marketing and cross-promotional opportunities.


    CONTENT. We have entered into agreements with leading content producers such as Reuters, Notimex and Infosic, among others, under which such companies provide content to us for publication on our network in return for a fixed fee or revenue-sharing arrangement based on minimum page views.


    CONNECTIVITY. In connection with our acquisitions of retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil, and our pending acquisition of its retail dial-up access customers in Colombia, we have not acquired, and will not acquire, the telecommunications infrastructure to provide these services. Instead, we will outsource that infrastructure from third-party providers, initially, from IMPSAT Corporation. We have entered into three-year services agreements with subsidiaries of IMPSAT Corporation in Argentina and Brazil, according to which, in exchange for a fee per port or "channel" made available to our customers for the transmission of data, IMPSAT will provide us with the telecommunications infrastructure and equipment installation and maintenance services to provide Internet dial-up access to our subscribers on a 24-hour, 365-day basis using equipment owned by subsidiaries of IMPSAT Corporation. We currently estimate that the aggregate fee payable by us for these services will be approximately $500,000 per month. The terms of the service agreements will be automatically extended for another period of three years unless prior notice is given by either party to the contrary. The service agreements do not restrict IMPSAT Corporation from providing better rates to other dial-up access providers. However, each service agreement provides for a price adjustment if after the first year of the agreement, we receive an offer from a third party on more favorable terms. If the subsidiary of IMPSAT Corporation is unable to match or exceed the offer we receive from such third-party competitor, we have the right to terminate the agreement, with no penalties for early termination. Each service agreement also contains quality standards provisions. We plan to enter into a substantially similar agreement in Colombia by the end of the fourth quarter 1999.


    APPLICATIONS. We have recently entered into several important agreements relating to the provision of a variety of third-party licenses and other applications. For example, we have entered into an agreement with Inktomi, a leading Internet company, under which we will acquire the search engine software and access to the database of Inktomi, a leader in search technology with a library of over 110 million sites. We also recently concluded a non-binding letter of intent with From2.com, a Miami-based e-commerce logistics company, for it to provide logistics and fulfillment services for international e-commerce transactions conducted on our network. Finally, through our recently signed agreement with USA.Net, a leading provider of e-mail and messaging services, our users will have access to free e-mail services in Spanish, Portuguese and English.



    E-COMMERCE. We are pursuing several revenue-sharing relationships and joint venture opportunities with e-commerce merchants in the United States and Latin America to develop electronic retail operations in the flower, gifts, books, music and hardware and software areas. We currently offer limited e-commerce services by way of the links on our e-shopping channel to the websites of various e-merchants. Our agreement with From2.com, once finalized, would allow our users to calculate the actual cost of Internet purchases from locations outside of their own country by calculating shipping, handling, taxes and customs costs required to deliver the product.


    RECENT STRATEGIC INVESTORS. On July 7, 1999, we completed a private placement of our Class A convertible preferred shares to strategic investors, including Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies (through their jointly owned IAMP (El Sitio) Investments, Ltd.), and GCC Investments, LLC, an indirect subsidiary of GC Companies, Inc., which owns and operates

General Cinemas Theatres. In connection with our acquisitions of retail dial-up customers from IMPSAT Corporation, IMPSAT Corporation will purchase approximately $21.5 million of our Class A convertible preferred shares. On August 31, 1999, we entered into an agreement with TV Azteca, S.A. de C.V., pursuant to which we will receive $3.5 million of advertising time on TV Azteca's television network in return for approximately $2.5 million of Class A convertible preferred shares.

    In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. Each Class B convertible preferred share will automatically convert, on the date six months after the closing date of this offering, into one common share. The difference between the initial public offering price per common share and $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

    We believe these strategic investors present us with opportunities to build strategic relationships, expand brand awareness and grow our network. For example, our relationship with Hicks, Muse Tate & Furst Incorporated and the Cisneros Group of Companies is expected to give us access to media in Latin America in which these shareholders have significant interests, and on which we can promote our Websites and build brand awareness, including six radio stations and one television station in Chile, and a number of pan-Latin American cable television programming networks including Much Music and the Playboy Channel. The Cisneros Group of Companies also controls Venevision, the number one television network in Venezuela, and has an interest in Univision, a leading Spanish-language television network in the United States. In Argentina, Hicks, Muse also has interests in Canal 11 and Canal Azul, two television channels; in Cablevision; and in numerous magazines and various sports programming networks. GCC Investments, LLC is expected to assist us, among other things, in our marketing efforts by contributing its extensive retail expertise to help us develop our e-commerce opportunities. In addition, TV Azteca is the number two television network in Mexico. We intend to work closely with our strategic investors in order to take advantage of the synergies created by our relationships. For example, we have commenced discussions with a number of potential clients or joint venture partners as a result of contacts established through our strategic investors.

TECHNOLOGY

    NETWORK OF WEBSITES. We make our Websites available using 17 Microsoft Windows NT servers and three Linux servers as our central production servers, which are currently located at the server farm facilities of Exodus Communications in New Jersey. We also have a back-up production server at IMPSAT Corporation's server farm facilities in Miami, Florida. In each of Argentina, Brazil, Mexico, Uruguay and the United States, we maintain a data center for development and staging.

    We have implemented an environment in which each server can function separately. Key components of our server architecture are served by multiple redundant machines. As part of the Exodus server farm facilities, we have up to 100Mbps of bandwidth access over our Internet connections, which are fully redundant so that if a failure in the network or equipment of one service provider occurs, traffic is automatically routed through one of several other providers. Each of Exodus Communications and IMPSAT Corporation provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, 7 days per week. All facilities are protected by multiple power supplies. Our operations will depend on the ability of IMPSAT Corporation and Exodus Communications to provide adequate space, air-conditioning, telecommunication connectivity and protection of their systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins or other events.

    We employ in-house and third-party monitoring software for our servers, processes and network connectivity. Reporting and tracking systems generate daily traffic, demographic and advertising reports. All of our production systems are copied to backup tapes each night and regularly stored in a storage facility on Exodus's premises as well as in a storage facility at our offices in Buenos Aires. We have implemented these various redundancies and backup systems in order to minimize the risk associated with damage from fire, power, loss, telecommunications failure, break-ins, computer viruses and other events beyond our control.

    Our network of Websites must accommodate a high volume of traffic and deliver frequently updated information. Components or features of our network have in the past suffered outages or experienced slower response times because of equipment or software downtime. We are in the process of migrating our platform and our applications to a Unix platform using Sun Microsystems servers, which we believe will increase the reliability, availability and serviceability of our network. We anticipate that this migration process, which we believe will not affect the continuous operation of our network, will be completed by the end of 1999.

    CONNECTIVITY. In connection with our acquisitions of retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil, and our pending acquisition of its retail dial-up access customers in Colombia, we have not acquired and will not acquire the telecommunications infrastructure, such as telecommunications bandwidth, points-of-presence, switches and backhaul capacity, to provide these services. Instead, we will outsource that infrastructure from third-party providers-- initially, from subsidiaries of IMPSAT Corporation. We have entered into three-year services agreements with subsidiaries of IMPSAT Corporation in Argentina and Brazil, according to which, in exchange for a fee per port or "channel" made available to our customers for the transmission of data, IMPSAT Corporation will provide us with the telecommunications infrastructure and equipment installation and maintenance services to provide connectivity services to our subscribers on a 24-hour, 365-day basis using equipment owned by subsidiaries of IMPSAT Corporation. We currently estimate that the aggregate fee payable by us for these services will be approximately $500,000 per month.

    IMPSAT Corporation uses routers with average connectivity speed of 33Kbps, with a majority of subscribers migrating to a speed of 56Kbps. IMPSAT S.A. (Argentina) subscribers are able to connect to the Internet through special Internet dedicated phone lines at rates significantly cheaper than connecting through conventional phone lines.

COMPETITION

    Many companies provide Websites, connectivity services and e-commerce targeted to Spanish- and Portuguese-speaking audiences. All of these companies compete with us for user traffic, advertising dollars and e-commerce opportunities. The market for Internet content companies in Latin America is new and rapidly evolving. Competition for users, advertisers and e-commerce opportunities is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our markets.

    We compete with providers of content and services over the Internet, including Web directories, portals, search engines, content sites, Internet service providers and sites maintained by government and educational institutions.

    We face competition on both a country-specific and regional level. Our primary competitors include, among others, StarMedia and Terra Networks (in most of Latin America, the United States and the Iberian peninsula), Quepasa.com and Yupi (in the United States), Clarin Digital (in Argentina) and Universo Online (in Brazil). We also face competition from Spanish-and/or Portuguese-language versions of U.S. services, such as Yahoo!, America Online and Prodigy Communications. Our competitors may develop content that is better than ours or that achieves greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Some of our established competitors and potential new competitors may have better brand recognition and significantly greater financial, technical and marketing resources than our company.

    As a result of our completed and pending acquisitions of the retail dial-up access customers in Argentina, Brazil and Colombia of IMPSAT Corporation, we recently entered the dial-up access services market, which is extremely competitive and is characterized by rapidly changing technology and evolving standards. We do not own telecommunications infrastructure and, therefore, will depend upon telecommunications providers to carry our Internet traffic. Increased competition could require us to lower our prices, increase our selling and marketing expenses, and raise subscriber acquisition costs. New technologies permitting faster dial-up may make our connectivity services business obsolete. We may not be able to retain our users or, if we do, to offset the effect of increased costs through an increase in users, user revenues or revenues from other sources.

    We expect to experience increased competition from the traditional telecommunications carriers. We believe that there is a move toward horizontal integration by these carriers through acquisitions of, joint ventures with, or the wholesale purchase of connectivity from Internet service providers in order to meet the Internet connectivity requirements of their business customers.

    We also compete with traditional forms of media, such as newspapers, magazines, radio and televison, for advertisers and advertising revenue. If advertisers perceive the Internet or our network to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our network.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    We consider our EL SITIO, O SITE and medallion design trademarks and service marks to be important to our success. We are pursuing the registration of our trademarks and service marks in the United States and in key countries of Latin America as well as Spain and Portugal. Although some of the countries have registered our marks, we cannot predict with certainty whether the trademarks office of the remaining countries will do the same. If we are unable to obtain a registration in a particular country, we would have trademark or service mark rights to the extent that we use the mark, but the rights would not be as strong as if they were registered. Some companies, including other participants in the Internet industry, use and/or may use trademarks or service marks in English or other languages which, when translated, are similar to certain of our core marks. This usage may hinder our ability to build a unique brand identity and may possibly lead to trademark disputes, in that we may be sued for trademark infringement in court or we may have the validity of our applications and/or registrations challenged at government agencies. Although we do not believe that such proceedings against us ultimately would be meritorious, we cannot predict that with certainty. Should we lose the right to use a trademark or service mark, we may be forced to adopt a new mark which would result in the loss of substantial resources and brand identity. In any event, whether successful or not, litigating a trademark dispute would result in the expenditure of monetary resources and the diversion of executives' time. Any inability to protect, enforce or use our trademarks, service marks or other intellectual property may have a material adverse effect on our company.

    We also depend upon technology licensed from third parties for chat, homepage, search and related Web services. Any dispute with a licensor of the technology may result in our inability to continue to use that particular technology. Additionally, there may be patents issued or pending that are held by third parties and that cover significant parts of the technology, products, business methods or services used to conduct our business. We cannot be certain that our technology, products, business methods or services do not or will not infringe valid patents or other intellectual property rights held by third parties. In the event that a third party alleges infringement, we may be forced to take a license, which we may not be able to obtain on commercially reasonable terms. We may also incur substantial expenses in defending our company against third party infringement claims, regardless of the merit of these claims. Successful infringement claims against us could result in substantial monetary liability and/or being prevented by a court from conducting all or a part of our business that falls within the scope of the asserted patent, leading to substantial expenditures to redesign and/or license technology.

GOVERNMENT REGULATION

    There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing use of the Internet, a number of legislative and regulatory proposals are under consideration by various governments and governmental agencies or bodies.

    The following is a brief summary of the current regulatory framework for the Internet industry in the countries in which we have or plan to have operations:


    - ARGENTINA. There are no specific laws or regulations governing on-line content providers in Argentina, but dial-up access providers must hold a correspondent license from the national telecommunications authority. We have applied for that license and expect to receive it in due course. The timing for completion of this application process is unclear, particularly given recent regulatory changes in Argentina. In the interim period prior to our receipt of the required license we plan to operate the acquired business pursuant to a management and reseller agreement. Dial-up access providers are also required to include a legend on their invoices to clients, stating that the national government does not control or regulate the information on the Internet and to provide contact information for help with blocking undesirable content.


    - BRAZIL. There are no laws or regulations governing on-line content providers or dial-up access providers in Brazil.


    - COLOMBIA. There are no laws or regulations governing on-line content providers. Telecommunications services are public services for which a value-added license must be obtained from the Colombian government. We are in the process of applying for that license and expect to receive it in due course. In the interim period prior to our receipt of the required license we plan to operate the acquired business pursuant to a management and reseller agreement. A dial-up access provider must be incorporated as a Colombian company, file an application with the national communications authority and meet specific technical and economic criteria. Finally, a dial-up access provider is required to pay a royalty for the license of 3% of the net annual income.



    - MEXICO. In Mexico, the federal telecommunications law requires that each provider of any value-added services (which includes Internet access services) register with the telecommunications registry of its national telecommunications authority. This registration requires, among other things, disclosure of foreign investments, a list of transmission equipment and a technical description of the services provided. The registration of El Sitio Mexico was declared effective by the Mexican Federal Telecommunications Commission in early November 1999.


    - URUGUAY. There are no laws or regulations governing on-line content providers or dial-up access providers in Uruguay.

    - UNITED STATES. There are currently few U.S. laws or regulations which specifically regulate communications or commerce over the Internet. On-line content providers may be subject to lawsuits for information that they disseminate, such as lawsuits claiming defamation and infringement of copyrighted materials.

    It is possible that laws or regulations may be adopted or applied with respect to the Internet relating to issues such as the following:

    - sales and other taxes;

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
    - user privacy;

    - pricing controls;

    - characteristics and quality of services and products;

    - consumer protection;

    - cross-border e-commerce;

    - libel and defamation;

    - copyright, trademark and patent infringement; and

    - other claims based on the nature and content of Internet materials.

    The adoption or application of any of these laws or regulations may negatively affect the growth in the use of the Internet, which could, in turn, decrease the demand for our services and products, increase our costs of doing business, or otherwise have a material adverse effect on our company.

EMPLOYEES

    At September 30, 1999, we had 285 full-time employees, including 79 in production and development, 83 in sales and marketing, 30 in technology and 93 in finance and administration. We believe that we have attracted an experienced management team and a highly professional staff.

    We have hired 48 employees, who previously worked for IMPSAT Corporation or its subsidiaries, following our acquisition of its retail dial-up access customers in Argentina and Brazil. We expect to hire five additional employees who previously worked for IMPSAT Corporation or its subsidiaries after completion of our pending acquisition of IMPSAT's retail dial-up access customers in Colombia.

FACILITIES

    Our headquarters are located in Buenos Aires, where we currently lease approximately 1,300 square meters. We also are leasing additional premises for our new corporate headquarters in that city, to which we anticipate moving in before the end of 1999.

    We lease approximately 240 square meters in Sao Paulo, 265 square meters in Mexico City, 80 square meters in Montevideo and 230 square meters in Miami.

LEGAL PROCEEDINGS

    There are no material legal proceedings pending or, to our knowledge, threatened against us.

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
                                   MANAGEMENT

DIRECTORS


    Our articles of association provide for a minimum of nine directors. There is currently one vacancy on our board of directors.



    The following table presents the names and ages of each current member of our board of directors:



NAME                                          AGE      POSITION
----                                        --------   --------
Roberto Vivo-Chaneton.....................     46      Co-founder and Chairman of the Board
Roberto Cibrian-Campoy....................     40      Co-founder and Director
Carlos Cisneros...........................     34      Director
Michael Greeley...........................     36      Director
Michael Levitt............................     40      Director
Guillermo Liberman........................     31      Director
Sofia Pescarmona..........................     26      Director
Ricardo Verdaguer.........................     49      Director



EXECUTIVE OFFICERS


    The following table sets forth the names, ages and positions of each of our executive officers. Executive officers are appointed by, and serve at the discretion of, our board of directors.


NAME                                          AGE      POSITION
----                                        --------   --------
Roberto Cibrian-Campoy....................     40      Co-founder, President and Chief Executive Officer
Walter Forwood............................     36      Chief Operating Officer
Daniel Rotsztain..........................     37      Executive Vice President, Business Development and
                                                         Strategic Planning
Horacio Milberg...........................     52      Chief Financial Officer and Secretary
Alfredo Jimenez de Arechaga...............     46      Chief Administrative Officer, Controller and
                                                       Treasurer
Eduardo Weber.............................     38      Chief Technology Officer
Lucia Suarez..............................     50      Vice President--Product Development


    ROBERTO VIVO-CHANETON is our co-founder and has served as Chairman of our board of directors since our inception. Mr. Vivo was one of the founders of, and since 1988 has served as a Director and Deputy Chief Executive Officer, of IMPSAT Corporation, a provider of private networks of integrated data and voice communications systems in a number of countries in Latin America. Mr. Vivo holds LICENCIATURAS in Business Administration from Universidad Argentina de la Empresa and Macroeconomics from Instituto Torcuato di Tella, both in Buenos Aires.

    ROBERTO CIBRIAN-CAMPOY is our co-founder and has served as the Chief Executive Officer, President and a Director since our inception. In 1992,
Mr. Cibrian founded and served as President of Cibrian-Campoy Creativos, S.A., a producer of computer animation and developer of multimedia projects. From 1989 to 1992, Mr. Cibrian served as Advisor to the Minister of Culture and Education of Argentina. From 1982 to 1989, Mr. Cibrian practiced architecture at his own firm and as a designer with a leading Buenos Aires architecture firm.
Mr. Cibrian holds a degree in Architecture from the Universidad de Belgrano, Buenos Aires.

    CARLOS CISNEROS has served as a Director since June 1999. In October 1996, Mr. Cisneros founded and became Chief Executive Officer of the Cisneros Television Group, a member of Ibero-American Media Partners, II, Ltd. In January 1998, Mr. Cisneros was named Vice-Chairman of Ibero-American Media Partners, II, Ltd., an investment fund jointly owned by the Cisneros Group of Companies and

Hicks, Muse, Tate & Furst Incorporated. From June 1993 to October 1996,
Mr. Cisneros was Vice-President of New Business Development at Venevision International. Mr. Cisneros holds a Bachelor of Arts degree in Political Science from American University in Washington, D.C.

    MICHAEL GREELEY has served as a Director since July 1999. Since 1994,
Mr. Greeley has been a Senior Vice President of GCC Investments, Inc., the private equity investment group of GC Companies, Inc., which owns and operates General Cinema Theatres. Prior to 1994, Mr. Greeley was a Vice President at Wasserstein Perella & Co., Inc., an international investment bank. Mr. Greeley also currently serves as a director of American Capital Access Holdings, LLC, Fuelman, Inc. and MotherNature.com, Inc. Mr. Greeley was previously a director of Global TeleSystems Group, Inc. Mr. Greeley graduated from Williams College with honors and has a Master of Business Administration degree from Harvard Business School.

    MICHAEL J. LEVITT has served as a Director since July 1999. Mr. Levitt has been a partner of Hicks, Muse, Tate & Furst Incorporated since 1996. Mr. Levitt serves as a director of Capstar Broadcasting Corporation, AMFM, Corp, Grupo MVS, S.A. de C.V., International Home Foods, Inc., LIN Television Corp., Regal Cinemas, Inc., STC Broadcasting, Inc., RCN Corporation, and Ibero American Media Partners, L.P. Mr. Levitt received his undergraduate and Juris Doctor degrees from the University of Michigan.

    GUILLERMO LIBERMAN has served as a Director since July 1997. Mr. Liberman is also a Director of Sociedad Latinoamericana de Inversiones, the parent company of Grupo Liberman. Grupo Liberman is involved in agribusiness, fisheries, telecommunications and hotel development. He holds a Bachelor of Science degree in Business Administration from Babson College in Massachusetts and a Masters of Business Administration degree from the University of Miami in Florida.


    SOFIA PESCARMONA has served as a Director since October 10, 1999.
Ms. Pescarmona is Assistant to the Chief Executive Officer of IMPSAT Corporation, and has also been a Director of IMPSAT since February 1996. From 1994 to January 1998, Ms. Pescarmona held various positions within IMPSAT Corporation. Ms. Pescarmona holds a Bachelor of Arts degree from Tufts University and a Masters of Business Administration degree from IAE University in Argentina.


    RICARDO VERDAGUER has served as a Director since July 1997. Mr. Verdaguer has served as the President and Chief Executive Officer of IMPSAT Corporation since 1988. In 1988, as a senior executive of Corporacion IMPSA, S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommications, Mr. Verdaguer was involved in the founding of IMPSAT Corporation. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds an Engineering degree from the Universidad Juan Agustin Mazza, Mendoza, Argentina.

    WALTER FORWOOD has served as our Chief Operating Officer since November 1999. From July 1998 to October 1999, Mr. Forwood served as Managing Director and Chief Financial Officer of Ibero-American Media Partners, II, Ltd., an investment fund jointly owned by the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated. During the same period, Mr. Forwood also served as Chief Financial Officer of Cisneros Television Group, a member of Ibero-American Media Partners, II, Ltd. From September 1997 to October 1999, Mr. Forwood was the Chief Financial Officer of Imagen Satelital, a programming company owned by Cisneros Television Group. Mr. Forwood previously served as Chief Financial Officer of Corporacion IMPSA S.A. in 1996 and 1997. Prior to that time, beginning in 1993, he held various financial responsibility positions with Industrias Metalurgicas Pescarmona S.A.I.C. y F., a subsidiary of Corporacion IMPSA S.A., beginning in 1993. Mr. Forwood was an associate director of Continental Bank in Buenos Aires, Argentina from 1988 through 1992. Mr. Forwood holds a Bachelor of Science degree in Economics from the Universidad Argentina de la Empresa and a Masters of Science in Finance from Florida International University.

    DANIEL ROTSZTAIN has served as our Executive Vice President, Business Development and Strategic Planning since October 1999. He served as our Chief Operating Officer from September 1998 to October 1999. From September 1998 to July 1999, Mr. Rotsztain also served as our Country Manager for Argentina. From 1995 to 1998, Mr. Rotsztain served as the South America Regional Director and Country Manager-Argentina of GTECH Foreign Holdings Corporation, a company specialized in software and data processing services for the gaming industry. From 1994 to 1995, Mr. Rotsztain served as a strategic marketing executive for IMPSAT Corporation. Mr. Rotsztain was founder, and from 1992 to 1994 served as manager of, Nexus Urbanos S.R.L., a consulting and information services company for Argentine municipalities. From June 1990 to September 1993, Mr. Rotsztain served as Executive Director of World Trade Center S.A. (Argentina-Chile-Paraguay), an international commerce services and real estate company. Mr. Rotsztain holds a Bachelor of Science degree in Computer Science from Escuela Tecnica ORT, Buenos Aires, Argentina and a Master in Computer Science degree from Universidad de Belgrano, Buenos Aires.

    HORACIO MILBERG has served as our Chief Financial Officer since July 1999 and served as a financial advisor to our board of directors from September 1998 to July 1999. From April 1993 to July 1999, Mr. Milberg served as an independent financial advisor and investment manager. Mr. Milberg previously served as: senior finance officer of Corporacion IMPSA, S.A.; Vice President, Investment Banking, Latin America for CS First Boston Corporation, New York; and Vice President and Director for Latin America for The Chase Manhattan Bank, N.A., New York and London. Mr. Milberg holds an undergraduate degree from Universidad de Buenos Aires and a Master of Business Administration degree with honors from the
J. L. Kellogg Graduate School of Management, Northwestern University, where
Mr. Milberg was a Fulbright Scholar.


    ALFREDO JIMENEZ DE ARECHAGA has served as our Chief Administrative Officer since July 1999 and also served as our Chief Financial Officer from November 1998 to July 1999. From 1995 until November 1998, Mr. Jimenez served in the Corporate Treasury of Corporacion IMPSA, S.A. From 1994 to 1998,
Mr. Jimenez served as the Administration Manager for both Resis Ingenieria, S.A., and International Satellite Communication Holding Ltd. (Switzerland), each a subsidiary of IMPSAT Corporation. From 1992 to 1994, Mr. Jimenez served as a Financial Manager for Puentes and Construcciones Ltda. in Uruguay. Mr. Jimenez holds an agricultural engineering degree from Universidad Republica Oriental del Uruguay, a Masters degree in Project Evaluation and Economics, and a Master in Business Administration degree from O.R.T. University in Uruguay.


    EDUARDO WEBER has served as our Chief Technology Officer since August 1999. From October 1997 to February 1999, Mr. Weber served as vice-president of T/Subcero S.A., a consulting company and developer of digital media projects. From August 1995 to August 1997, Mr. Weber served as Technical Manager of Clarin Internet, the Website for a leading Argentine daily newspaper. From
January 1991 to August 1995, Mr. Weber was General Manager of Weber Terro s.r.l., a multimedia company. Mr. Weber holds an engineering degree from Universidad de Buenos Aires.


    LUCIA SUAREZ has served as our Vice President--Product Development since October 1999. From 1999 until the present, Ms. Suarez has served as president of Suarez/Kirzner S.A., an independent production company which creates television programs for Argentina and abroad. From 1996 to 1998, Ms. Suarez served as a Program Director for America TV-Canal Dos. During this period, Ms. Suarez was responsible for artistic direction, the supervision of internal and external production, design, creation of program formats and direction of production teams. From 1995 to 1996, Ms. Suarez served as News Director for Libertad-Canal 9 where she was responsible for managing the news department and general production of daily news programs. From 1992 to 1995, Ms. Suarez was a Producer and Director for Telefe-Canal 11 where she was the creator and producer of the investigative news program Edicion Plus, for which she won a Martin Fierro award. In addition to receiving six Emmy Awards, the Associated Press International Award and the International Film Festival Award, Ms. Suarez is a member of the Directors Guild of America, Women in Communications and the American Society of Composers and Publishers.


COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors has standing audit and compensation committees.

    The audit committee consists of Messrs. Verdaguer, Levitt and Greeley. Among other functions, the audit committee:

    - makes recommendations to the board of directors regarding the selection of independent auditors;

    - reviews the results and scope of the audit and other services provided by our independent auditors;

    - reviews our financial statements; and

    - reviews and evaluates our internal control functions.

    The compensation committee consists of Messrs. Vivo, Cisneros and Greeley. The compensation committee makes recommendations to the board of directors regarding the following matters:

    - executive compensation;

    - salaries and incentive compensation for our employees and consultants; and

    - the administration of our share option plans.

DIRECTOR COMPENSATION

    Directors currently do not receive stated compensation from our company for their service as members of our board of directors. However, by resolution of the board of directors, directors may receive a fixed amount and reimbursement for expenses in connection with the attendance at board of directors and committee meetings.

    Our directors did not receive any payments in connection with their services as such in the year ended December 31, 1998.

    Under a shareholders' agreement entered into in connection with the July 1999 private placement of our Class A convertible preferred shares, monitoring and directors' fees of $700,000 per year, in the aggregate, are payable to IAMP (El Sitio) Investments Ltd., GCC Investments, LLC, Tower Plus International, SLI.com Inc., Militello Limited and IMPSAT Corporation.

    From time to time, some of our directors may be granted options to purchase shares of common shares.

EXECUTIVE OFFICER COMPENSATION

    The aggregate amount of compensation paid by us to our executive officers was $131,637 for the year ended December 31, 1998.

    We operate in an industry that is highly competitive in terms of compensation to talented executive and technical staff. We believe that we have been able to attract a group of experienced executives with proven track records in their areas of expertise for our key management positions.

    Some of our executive officers have employment agreements with our company for three-year terms. Each of these agreements provides for a specified monthly salary, a minimum annual bonus and share options.

1999 SHARE OPTION PLAN

    We view share options as a key financial incentive to attract, motivate and retain our talented employees. Accordingly, we have adopted our 1999 share option plan which, as amended, provides for the issuance of up to 1,240,000 common shares. An additional 2,000,000 common shares were reserved on October 28, 1999. Our 1999 share option plan allows for the grant of incentive share options qualified within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and non-qualified share options, which do not so qualify. Each option granted under the plan shall be evidenced by an agreement that specifies the terms and conditions of the grant. The plan also provides for the issuance of share appreciation rights.

    Our 1999 share option plan is administered by the compensation committee of our board of directors. Subject to the limitations in our 1999 share option plan, the compensation committee has authority to determine to whom options may be granted and the terms of such options, including the exercise price, the number of shares subject to each option, the conditions for vesting, the expiration date and the form of consideration payable upon exercise of options. All of our directors, employees and bona-fide consultants and advisors are eligible for non-qualified share option grants; however, incentive share options may only be granted to our employees. No individual may be granted options totaling more than 15% of the total number of options issuable under the plan.

    The exercise price of an incentive share option cannot be less than 100% of the fair market value of a common share on the grant date, provided that no person who owns, directly or indirectly, more than 10% of the total combined voting power of all classes of our shares, referred to below as a "Ten-Percent Shareholder," may receive incentive stock options unless the exercise price is at least 110% of the fair market value of a common share on the grant date. Options granted under the 1999 share option plan are not transferable by the optionee, other than by will or by the laws of descent and distribution. All options issued under the 1999 share option plan will have a term no longer than 10 years from the grant date, except that in the case of incentive stock options granted to a Ten-Percent Shareholder, the term shall not exceed five years. The 1999 share option plan terminates on December 1, 2008 but such termination will not affect the validity of any outstanding option.


    At September 30, 1999, options to purchase 1,238,400 common shares were outstanding under the 1999 share option plan and 1,600 shares remained available for future option grants. The weighted average exercise price for these outstanding options is $3.01 per share. Most of these outstanding options become exercisable either (i) in tranches (as to 30% of the options on the first anniversary of the grant date, as to 30% of the options on the second anniversary of the grant date and as to the remaining 40% of the options, on the third anniversary of the grant date) or (ii) on the third anniversary of the grant date. These options terminate upon the earliest to occur of the following: termination of an optionee's employment for good cause, 30 days after an optionee's resignation, 180 days after an optionee's employment is terminated for any other reason, including retirement, disability or death, and eight years after the grant date. Notwithstanding the foregoing, upon a change of control (for example, a merger or similar transaction or the removal of a majority of the members of our current board of directors) of our company that occurs on or after the first anniversary of the grant date, all unvested portions of options then outstanding will vest in full on that date.


    Our board of directors may amend, alter, suspend, or terminate the 1999 share option plan at any time, provided however, that the board must first seek the approval of stockholders, if required by law or regulation, and that of each affected optionee if such amendment, alteration, suspension or termination would adversely affect his or her obligations under any option granted prior to that date.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY

    Under British Virgin Islands law, every director and officer of our company, in performing his or her functions, is required to act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in our memorandum or articles of association or in any agreement entered into by us relieves a director or officer from the duty to act in accordance with our memorandum and articles of association or from any personal liability arising from his or her management of the business and affairs of our company.

    We may indemnify any director or officer against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director or officer if the director or officer acted honestly and in good faith with the view to the best interests of our company and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of the board of directors as to whether the director or officer acted honestly and in good faith with a view to the best interests of our company and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of NO PLEA does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to the best interests of our company or that the director or officer had reasonable cause to believe that his or her conduct was unlawful. If a director or officer to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

    We may purchase and maintain insurance in relation to any director or officer against any liability asserted against the director or officer and incurred by the director or officer in that capacity, whether or not we have or would have had the power to indemnify the director or officer against the liability as provided in our articles of association.

                             PRINCIPAL SHAREHOLDERS

    The following table presents, as of November 15, 1999, the beneficial ownership of our common shares by:

    - each person or entity which, to our knowledge, owns beneficially more than 5% of the outstanding common shares;

    - each of our directors and executive officers; and

    - all of our directors and executive officers as a group.

    Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their common shares, except to the extent applicable law gives spouses shared authority.

    The table assumes that all of our outstanding Class A convertible preferred shares have been converted into our common shares, which will automatically occur upon the closing of this offering.

                                                                              PERCENTAGE OF
                                                                            COMMON SHARES(1)
                                                                           -------------------
                                                                NUMBER      BEFORE     AFTER
BENEFICIAL OWNER                                              OF SHARES    OFFERING   OFFERING
----------------                                              ----------   --------   --------
PRINCIPAL SHAREHOLDERS
IAMP (El Sitio) Investments, Ltd............................   6,284,050     20.7%      16.3%
SLI.com Inc.................................................   4,894,176     16.1%      12.7%
Militello Limited...........................................   4,607,010     15.2%      11.9%
IMPSAT Corporation(2).......................................   6,141,230     20.2%      15.9%
Tower Plus International....................................   2,309,674      7.6%       6.0%

DIRECTORS AND EXECUTIVE OFFICERS
Roberto A. Vivo-Chaneton(3).................................  10,748,240     35.4%      27.9%
Ricardo Verdaguer(4)........................................   8,450,904     27.8%      21.9%
Sofia Pescarmona(5).........................................   6,141,230     20.2%      15.9%
Carlos Cisneros(6)..........................................   6,284,050     20.7%      16.3%
Michael Levitt(7)...........................................   6,284,050     20.7%      16.3%
Guillermo J. Liberman(8)....................................   4,894,176     16.1%      12.7%
Michael Greeley(9)..........................................   1,456,756      4.8%       3.8%
Roberto Cibrian-Campoy (10).................................     792,360      2.6%       2.0%
Daniel Rotsztain(11)........................................      42,846        *          *
Walter Forwood(12)..........................................           *        *          *
Horacio Milberg(13).........................................      31,000        *          *
Alfredo Jimenez de Arechaga(14).............................      14,282        *          *
Eduardo Weber(15)...........................................           *        *          *
Lucia Suarez(16)............................................           *        *          *
All directors and executive officers as a group (14
  persons)..................................................  26,573,384     87.5%      68.9%

------------------------

*   indicates less than 1%.

(1) Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges such person, but not deemed outstanding for the purpose of calculating the percentage

                                        (FOOTNOTES CONTINUED ON FOLLOWING PAGES)
    owned by any other person listed. As of September 30, 1999, we had 12,568,098 common shares outstanding.

(2) Includes 5,284,314 shares issued in connection with the acquisition of IMPSAT Corporation's retail dial-up customers in Argentina and Brazil.

(3) Includes 4,607,010 common shares owned by Militello Limited in respect of which Mr. Vivo has a controlling interest. Also includes 6,141,230 shares owned by IMPSAT Corporation attributable to Mr. Vivo as a result of his affiliation with IMPSAT Corporation. Mr. Vivo disclaims beneficial ownership of all shares owned by IMPSAT Corporation. Excludes 400,000 options to purchase common shares granted to Mr. Vivo under our 1999 share option plan.

(4) Includes beneficial ownership of 2,309,674 common shares attributable to Mr. Verdaguer as a result of his controlling interest in Tower Plus International. Also includes 6,141,230 shares owned by IMPSAT Corporation attributable to Mr. Verdaguer as a result of his affiliation with IMPSAT Corporation. Mr. Verdaguer disclaims beneficial ownership of all shares owned by IMPSAT Corporation.

(5) Includes 6,141,230 shares owned by IMPSAT Corporation attributable to Ms. Pescarmona as a result of her position as a director in IMPSAT Corporation. Ms. Pescarmona disclaims beneficial ownership of all shares owned by IMPSAT Corporation.

(6) Includes 6,284,050 common shares owned by IAMP (El Sitio)
    Investments, Ltd., which are included as a result of Mr. Cisneros' affiliation with the Cisneros Group of Companies, which has an indirect joint ownership interest in IAMP (El Sitio) Investments, Ltd. Mr. Cisneros disclaims beneficial ownership of all shares owned by IAMP (El Sitio) Investments, Ltd.

(7) Includes 6,284,050 common shares owned by IAMP (El Sitio)
    Investments, Ltd., which are included as a result of Mr. Levitt's affiliation with Hicks Muse, Tate & Furst Incorporated, which has an indirect joint ownership interest in IAMP (El Sitio) Investments, Ltd. Mr. Levitt disclaims beneficial ownership of all shares owned by IAMP (El Sitio) Investments, Ltd.

(8) Includes beneficial ownership of 4,894,176 common shares attributable to Mr. Liberman as a result of his controlling interest in SLI.com Inc.

(9) Includes 1,456,756 common shares owned by GCC Investments, LLC, which are included as a result of Mr. Greeley's affiliation with GCC
    Investments, LLC. Mr. Greeley disclaims beneficial ownership of all shares owned by GCC Investments, LLC.

(10) Excludes options granted by Banco Nominees, Ltd. to Mr. Cibrian-Campoy in respect of 114,254 common shares and options to purchase 210,000 common shares granted to Mr. Cibrian-Campoy under our 1999 share option plan.

(11) Excludes options to purchase 334,000 common shares granted to Mr. Rotsztain under our 1999 share option plan.

(12) Excludes options to purchase 90,000 common shares granted to Mr. Forwood under our 1999 share option plan.

(13) Includes 31,000 common shares attributable to Mr. Milberg as a result of their ownership by Summit Investment Management, of which Mr. Milberg is a director. Mr. Milberg disclaims beneficial ownership of these shares. Excludes options to purchase 210,000 common shares granted to Mr. Milberg under our 1999 share option plan.

(14) Excludes options to purchase 40,000 common shares granted to Mr. Jimenez under our 1999 share option plan.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

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
(15) Excludes options to purchase 50,000 common shares granted to Mr. Weber under our 1999 share option plan.

(16) Excludes options to purchase 20,000 common shares granted to Ms. Suarez under our 1999 share option plan.

    The above table does not include the following transactions or arrangements with respect to our common shares:

    - 2,268,600 common shares reserved for issuance upon exercise of options granted under our 1999 share option plan at a weighted average exercise price of $5.73 per share;

    - 971,400 common shares reserved for issuance upon the exercise of options that we may grant under our 1999 share option plan;

    - 1,713,832 common shares issuable upon conversion of our Class A convertible preferred shares issuable on a quarterly basis through January 2001 in exchange for $6 million of non-cash advertising time credits;

    - 239,936 common shares issuable upon exercise of a warrant issued to Bear, Stearns & Co. Inc. as part of its fee in connection with our July 1999 private placement of our Class A convertible preferred shares; and

    - 1,111,111 common shares issuable upon conversion of our Class B convertible preferred shares for an aggregate purchase price of $10.0 million in cash, which were sold in a mid-November 1999 private placement.

                           RELATED PARTY TRANSACTIONS

    IMPSAT Corporation is controlled largely by the Pescarmona group, of which Sofia Pescarmona, one of our directors, is a member. The Pescarmona group indirectly owns approximately 75% of the capital stock of IMPSAT Corporation. Roberto Vivo-Chaneton, our co-founder and chairman, is a director and deputy chief executive officer of IMPSAT Corporation. Mr. Vivo beneficially owns approximately 6% of the capital stock of IMPSAT Corporation. Ricardo Verdaguer, another of our directors, is the president and chief executive officer of IMPSAT Corporation. Mr. Verdaguer owns approximately 3.5% of the capital stock of IMPSAT Corporation. We have acquired the retail dial-up access customers of IMPSAT Corporation in Argentina and Brazil and are in the process of acquiring its retail dial-up access customers in Colombia. We will acquire a portfolio of approximately 73,000 customers of these businesses in the three countries. In connection with the acquisitions, IMPSAT Corporation will purchase a total of 3,070,615 Class A convertible preferred shares for approximately $21.5 million, and we will enter into agreements with subsidiaries of IMPSAT Corporation, under which they will provide us with the telecommunications infrastructure to provide connectivity services to the acquired customers for approximately $500,000 per month. Under services agreements with subsidiaries of IMPSAT Corporation, IMPSAT Corporation provides us with links to the Internet in exchange for advertising on our network. This arrangement accounted for $38,000, $165,000 and $123,000 of our net revenues and corresponding amounts of our operating expenses in partial year 1997, 1998 and the nine months ended September 30, 1999, respectively.

    Guillermo Liberman is a director of Sociedad Latinoamericana de Inversiones, the holding company of Grupo Liberman, which is involved in agribusiness, fisheries, telecommunications and hotel development. An affiliate of Grupo Liberman, Video Cable Comunicacion, or VCC, is a cable television system operator which was sold to Tele-Communications, Inc. in 1997 in a series of transactions for over $1 billion. Prior to the sale of VCC to Tele-Communications, Inc., we entered into a reciprocal advertising agreement with VCC pursuant to which each company provided the other with advertising time. We previously leased offices from Grupo Liberman in Miami. Mr. Liberman also is affiliated with one of our advertisers, TeleLatina, a start-up regional telecommunications company in Latin America. TeleLatina accounted for approximately $68,000 of our advertising revenues for the nine months ended September 30, 1999.


    In July 1998, we acquired 85% of the Class A shares and 100% of the Class B shares of Cibrian-Campoy Creativos, S.A., in Argentina, from its shareholders, who included the following directors and executive officers: Roberto Cibrian-Campoy; Guillermo Liberman and Roberto Vivo-Chaneton. We paid $50,000 for 85% of the common shares, and issued 3,432,094 of our common shares for 100% of the Class B shares, of Cibrian-Campoy Creativos, S.A. In October 1997, we purchased, for an aggregate purchase price of $1,700, the majority of the shares of Aalefranger, S.A., in Uruguay, from its shareholders, who included Roberto Vivo-Chaneton and Roberto Cibrian-Campoy. These two companies are the predecessors of our operating subsidiaries in Argentina and Uruguay.


    Some of our directors have from time to time guaranteed short-term indebtedness or other liabilities of our company. Mr. Vivo and Mr. Verdaguer personally guaranteed payment of the monthly rent for our current headquarters in Buenos Aires ($84,000 per year), as well as the rental of our new headquarters at Azopardo in Buenos Aires ($228,000 per year).

    On July 7, 1999, we completed a private placement of 5,447,088 Class A convertible preferred shares for a gross purchase price of $38.4 million in cash. Strategic investors included Hicks, Muse, Tate & Furst Incorporated and the Cisneros Group of Companies (through IAMP (El Sitio) Investments Ltd.) and GC Companies, Inc. (through GCC Investments, LLC). As a part of the private placement, we entered into an agreement with Washburn Enterprises, an affiliate of the Cisneros Television Group, under which we also agreed to purchase at least $4.0 million of advertising time on the media networks owed by Washburn's affiliate Ibero-American Media Partners II Ltd. and its

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
affiliates, and Washburn agreed that it and its affiliates would purchase at least $2 million of advertising time on our network, all during the period through January 2001.


    Under a shareholders' agreement entered into in conjunction with the July 1999 private placement and our articles of association, we pay monitoring fees and director fees of $700,000 per year, in the aggregate, to IAMP (El Sitio) Investments Ltd., GCC Investments, LLC, Tower Plus International, SLI.com, Inc., Militello Limited and IMPSAT Corporation. These monitoring fees and director fees will continue to be payable after this offering and conversion of the Class A convertible preferred shares into common shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of our common shares in the public market could adversely affect market prices for our common shares. Because no shares will be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, sales of substantial numbers of our common shares after these restrictions lapse could adversely affect market prices and our ability to raise equity capital in the future.

    Immediately upon completion of this offering, we will have outstanding an aggregate of 38,574,460 common shares, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such common shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Of the remaining common shares, approximately 19,000,000 shares held by existing shareholders or issuable upon conversion of our Class B convertible preferred shares will be "restricted securities", as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

LOCK-UP AGREEMENTS

    All of our directors and executive officers, some of our employees, and some of our existing shareholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any common shares, subject to limited exceptions, or any securities convertible into or exercisable or exchangeable for common shares, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made prior to the end of that 180-day period with the prior written consent of Credit Suisse First Boston Corporation or in other limited circumstances. Subject to the provisions of Rules 144, 144(k) and 701, a significant portion of the restricted shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with certain volume restrictions, shortly after the end of that 180-day period.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned common shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of common shares then outstanding, which will equal approximately 385,745 shares immediately after this offering; or

    - the average weekly trading volume of the common shares on the NASDAQ National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

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
RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased common shares from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares 90 days after the closing of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

REGULATION S

    Under Regulation S, holders of our common shares may be able to sell their shares outside the United States without registration under the Securities Act. Non-U.S. purchasers of those common shares who are not affiliates of our company should, subject to compliance with Regulation S, be able to resell those shares in the public market in the United States without restriction.

REGISTRATION RIGHTS

    Upon completion of this offering, the holders of approximately 19,000,000 common shares, or their transferees, will be entitled to exercise rights to cause us to register those shares for resale under the Securities Act of 1933. These holders have these registration rights under the provisions of a registration rights agreement that was entered into in connection with the private placement of our Class A convertible preferred shares in July 1999.

1999 SHARE OPTION PLAN

    Immediately after this offering, we intend to file a registration statement under the Securities Act covering 3,240,000 common shares reserved for issuance under our 1999 share option plan. This registration statement is expected to be filed as soon as practicable after the closing of this offering.

    At September 30, 1999, options to purchase 1,238,400 shares were issued and outstanding under our 1999 option plan. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some of the options, the expiration of lock-up agreements.

                          DESCRIPTION OF SHARE CAPITAL

GENERAL

    Our authorized capital consists of 200,000,000 common shares and 100,000,000 preferred shares, with 40,000,000 preferred shares designated as Class A convertible preferred shares and 1,888,889 preferred shares designated as Class B convertible preferred shares.

COMMON SHARES

    As of September 30, 1999, we had 12,568,098 common shares issued and outstanding. All outstanding shares of common shares are fully paid and non-assessable.

    The holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Cumulative voting is not permitted.

    Subject to the prior rights of any series of shares that may be issued in the future, holders of common shares are entitled to receive, ratably, such dividends as may be declared by our board of directors from funds legally available therefor and are entitled to share, ratably, in all our assets available for distribution to holders of common shares upon the liquidation, dissolution or winding up of our affairs.

PREFERRED SHARES

    Authorized preferred shares may be issued from time to time by our board of directors, in one or more series. Subject to the provisions of our articles of association and the limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue the authorized preferred shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the preferred shares of any class or series, in each case without any further action or vote by the shareholders.

    One of the effects of undesignated preferred shares may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect continuity of our management. The issuance of preferred shares may adversely affect the rights of the holders of common shares. For example, our preferred shares may rank prior to the common shares as to dividend rights, liquidation preference or both, may have full or limited voting, rights and may be convertible into common shares. Accordingly, the issuance of preferred shares may discourage bids for the common shares at a premium or may otherwise adversely affect the market price of the common shares.

CLASS A CONVERTIBLE PREFERRED SHARES

    GENERAL. As of September 30, 1999, we had 5,832,566 Class A convertible preferred shares outstanding. Upon the closing of this offering, each outstanding Class A convertible preferred share will be automatically converted into two common shares.

    DIVIDENDS. The holders of the Class A convertible preferred shares are entitled to receive cumulative preferential dividends at an annual rate equal to 8% of the liquidation preference per Class A convertible preferred share, payable quarterly, in arrears.

    CONVERSION. The holders of Class A convertible preferred shares may, at their option, convert these shares into common shares at any time in whole or in part. These Class A convertible preferred shares will be automatically converted into common shares upon the closing of this offering.

    REDEMPTION. The Class A convertible preferred shares are subject to redemption at the option of the holders, beginning in July 2004, at a price equal to 100% of the liquidation preference thereof, plus any and all accrued and unpaid cumulative dividends thereon.



    VOTING. The holders of the Class A convertible preferred shares have the right to vote, together with the holders of all the issued and outstanding common shares and not by classes, except as otherwise required by British Virgin Islands law, on all matters on which holders of common shares are entitled to vote. Each holder of the Class A convertible preferred shares has the right to cast one vote for each whole common share which would be issued to such holder upon conversion of such holder's shares of Class A convertible preferred shares, assuming that such conversion were to occur on the date immediately prior to the record date for the determination of shareholders entitled to vote.



    In addition, we may not take certain corporate actions without the affirmative vote or consent of the holders of a majority of the Class A convertible preferred shares, including amending our memorandum of association in a manner adverse to the holders of the Class A convertible preferred shares, issuing additional preferred shares and declaring and paying dividends on our common shares.



    Shareholder meetings may be convened by our board of directors or upon the request of holders holding at least 50% of the outstanding voting shares of the Company. Shareholder resolutions may be approved without a meeting by written consent of a majority of the votes of the shares entitled to vote thereon.


    LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation, dissolution or winding up of our company, holders of Class A convertible preferred shares are entitled to be paid an amount equal to the liquidation preference per preferred share out of our assets before any distribution is made to any holders of common or other junior shares.

    REGISTRATION RIGHTS. In connection with the private placement in July 1999 of Class A convertible preferred shares, we entered into a registration rights agreement with some of our shareholders. Under the registration rights agreement, these shareholders have specified rights after a qualified offering to cause us to register their holdings of common shares of $15.0 million or more under the Securities Act of 1933. We have requested, and expect, that these shareholders will waive their registration rights in connection with this offering. We will also seek a waiver from these shareholders of the minimum dollar per share feature of the qualified offering definition contained in the registration rights agreement. We are required to bear all registration expenses other than underwriting discounts and commissions and fees related to any exercise of these registration rights. In addition, we have agreed to indemnify the registration rights recipients against, and provide contribution with respect to, liabilities under the Securities Act of 1933 in connection with registrations.

CLASS B CONVERTIBLE PREFERRED SHARES

    GENERAL. As of the date of this prospectus, we have 1,111,111 Class B convertible preferred shares outstanding.

    DIVIDENDS. The holders of the Class B convertible preferred shares are entitled to receive cumulative preferential dividends at an annual rate equal to 8% of the liquidation preference per Class B convertible preferred share, payable quarterly, in arrears.

    CONVERSION. Each Class B convertible preferred share will automatically convert, on the date six months following the closing date of this offering into one common share, subject to specified anti-dilution adjustments. If this offering is not consummated, the holders of Class B convertible preferred shares may, after a period of six months, at their option, convert these shares into common shares at any time in whole or in part.

    REDEMPTION. The Class B convertible preferred shares are subject to redemption at the option of the holders, beginning in July 2004, at a price equal to 100% of the liquidation preference thereof, plus any and all accrued and unpaid cumulative dividends thereon.


    VOTING. The holders of the Class B convertible preferred shares have the right to vote, together with the holders of all the issued and outstanding common shares and not by classes, except as otherwise required by British Virgin Islands law, on all matters on which holders of common shares are entitled to vote.

    Each holder of the Class B convertible preferred shares has the right to cast one vote for each whole common share which would be issued to such holder upon conversion of such holder's shares of Class B convertible preferred shares, assuming that such conversion were to occur on the date immediately prior to the record date for the determination of shareholders entitled to vote.

    LIQUIDATION, DISSOLUTION OR WINDING UP. Upon any liquidation, dissolution or winding up of our company, holders of Class B convertible preferred shares are entitled to be paid an amount equal to the liquidation preference per preferred share out of our assets before any distribution is made to any holders of common or other junior shares.

    REGISTRATION RIGHTS. In connection with the private placement of Class B convertible preferred shares, we entered into a registration rights agreement with those investors. Under the registration rights agreement, the investors have specified rights after this offering to cause us to register their holdings of common shares of $5.0 million or more under the Securities Act of 1933. Each Class B convertible preferred share will be convertible into one common share, subject to specified anti-dilution adjustments. We will be required to bear all registration expenses other than underwriting discounts and commissions and fees related to any exercise of these registration rights. In addition, we have agreed to indemnify the registration rights recipients against, and provide contribution with respect to, liabilities under the Securities Act of 1933 in connection with registrations.

LISTING

    We have applied to list our common shares on the Nasdaq National Market under the trading symbol "LCTO."

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for our common shares is The Bank of New York. Its address is The Bank of New York, Shareholder Relations, P.O. Box 11258, New York, New York 10286-1258, and its telephone number is
(800) 432-0140.

                                    TAXATION

BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

    We are exempt from all provisions of the Income Tax Act of the British Virgin Islands with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by our company to persons who are not persons resident in the British Virgin Islands. Persons who are not persons resident in the British Virgin Islands are also exempt from any capital gains realized with respect to any shares, debt obligations or other securities, including the common shares, of our company. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the British Virgin Islands with respect to any shares, debt obligations or other securities, including the common shares, of our company. There is no reciprocal tax treaty in force between the British Virgin Islands and the United States.

U.S. FEDERAL INCOME TAXATION CONSIDERATIONS

    The following discussion describes the material U.S. federal income tax considerations that may be relevant to a prospective purchaser of shares to a U.S. Holder (as defined below) of the receipt of distributions on, and the disposition of, our common shares. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all as of the date hereof. We cannot assure you that future legislation, administrative rulings or court decisions will not modify the conclusions set forth in this summary, possibly with retroactive effect. The discussion is of a general nature only and prospective purchasers of our common shares are advised to consult their own tax advisors with respect to U.S. federal, state and local tax consequences and tax consequences in other jurisdictions, of the ownership of shares applicable in their particular situation. Except as specifically set forth herein, this discussion deals only with common shares held by a U.S. Holder as capital assets within the meaning of
Section 1221 of the Code, and does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes or persons that have a "functional currency" (as defined in Section 985 of the Code) other than the U.S. dollar.

    As used herein, a "U.S. person" is:

    - a United States citizen or resident;

    - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

    - an estate the income of which is subject to United States federal income taxation regardless of its source; or

    - a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in section 7701(a)(30) of the Code or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

A "U.S. Holder" is a beneficial owner of common shares that is a U.S. person. A "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder.

    U.S. HOLDERS

    DIVIDENDS. To the extent that a distribution on our common shares is paid to a U.S. Holder out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), that distribution will be included in the U.S. Holder's gross income as foreign source dividend income in an amount equal to the U.S. dollar value of the distribution (without reduction for any applicable foreign withholding tax). Therefore, in the event that any foreign tax is withheld from a distribution on the common shares, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received (although, as discussed below, that U.S. Holder may be eligible to claim a deduction or a foreign tax credit in respect of such foreign tax). To the extent that the amount of any distribution on the common shares exceeds our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), a U.S. Holder's pro rata share of the excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder's tax basis in its common shares (but not below zero), and then as capital gain. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any British Virgin Islands or other foreign withholding tax imposed on those distributions unless, subject to applicable limitations, the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes. We believe that we do not have current or accumulated earnings and profits for U.S. federal income tax purposes. However, we cannot predict whether we will have any such earnings and profits for future taxable years.

    Subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the foreign income taxes, if any, withheld from a distribution to a U.S. Holder on the common shares may generally be claimed as a credit against the U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may generally claim a deduction for such amount of foreign income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on common shares generally will constitute "passive income" or, in the case of some U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. Special rules apply to some individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

    The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of our common shares should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

    The U.S. dollar value of any distribution to a U.S. Holder on shares that is paid in a foreign currency will be calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder. If a U.S. Holder that receives foreign currency from a distribution and does not convert the foreign currency into U.S. dollars upon receipt, the U.S. Holder will generally have foreign exchange gain or loss based on any appreciation or depreciation of the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

    A corporate U.S. Holder will not be entitled to a dividends-received deduction with respect to distributions on our common shares.

    SALE OR EXCHANGE OF COMMON SHARES. A U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of a common share in an amount equal to the difference between the amount realized for that common share and the U.S. Holder's adjusted tax basis in that share. The gain or loss should be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for foreign tax credit purposes. As a result of certain limitations under the foreign tax credit provisions of the Code, a U.S. Holder may be unable to claim a foreign tax credit for British Virgin Islands withholding taxes, if any, imposed on the proceeds received upon the sale, exchange, repurchase by us or other disposition of common shares.


    PASSIVE FOREIGN INVESTMENT COMPANY PROVISIONS. A foreign corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes if 75% or more of its gross income for the taxable year is passive income or on average for the taxable year, 50% or more of its assets, by value (or, if it so elects, by adjusted basis), produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If a foreign corporation is classified as a PFIC, in any year with respect to which a U.S. Holder owns common shares, it generally will continue to be treated as a PFIC, with respect to such shareholder in all succeeding years. We will notify U.S. Holders by letter and provide them with the information as may be required to make a "qualified electing fund" election effective.


    Based upon our current and projected income, assets and activities, we do not expect that our common shares will be considered shares of a PFIC for our current fiscal year or for future years. This conclusion is a factual determination made annually and thus is subject to change. In reaching the conclusion that we do not believe that our company is a PFIC, we have valued our company's assets based on the price per share of the common shares. For purposes of applying the PFIC rules to our company, this valuation method results in substantial value being given to intangible assets, including goodwill, that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The U.S. Internal Revenue Service (the "IRS") has neither approved or disapproved of this valuation method, although we believe that it constitutes a reasonable method of valuing our company's non-passive assets. In addition, we believe that our passive income, as defined under Section 1297 of the Code, does not, and should not, equal or exceed 75% of our gross income. We will notify U.S. Holders if our company becomes a PFIC in any taxable year. We will notify U.S. Holders by letter and provide them with the information required to make a "QEF election," as described below.

    If our company were treated as a PFIC, unless U.S. Holders make a "QEF election" or a "mark-to-market election," each as described below:

    - distributions made by our company during a taxable year with respect to the common shares that are "excess distributions" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or your holding period before the taxable year) must be allocated ratably to each day of your holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which our company was classified as a PFIC will be included as ordinary income in gross income for that year. The amount allocated to each other prior taxable year will be taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes; and

    - the entire amount of any gain realized upon the sale or other disposition of common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

    These special PFIC tax rules will not apply if the U.S. Holder elects to have our company treated as a "qualified electing fund" (a "QEF election") and our company provides certain information required for the QEF election. If our company is treated as a PFIC, we intend to notify U.S. Holders and provide them with that information as may be required to make the QEF election effective.

    If a U.S. Holder makes a QEF election, the U.S. Holder will be currently taxable on its pro rata share of our company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of our company, regardless of whether or not distributions were received. The U.S. Holder's basis in the common shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction in basis in the common shares and will not be taxed again as a distribution.

    Alternatively, if the common shares are treated as "marketable stock," a U.S. Holder may make a mark-to-market election. If this election is made, the U.S. Holder will not be subject to the PFIC rules described above. Instead, the U.S. Holder generally will include in each year as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over the U.S. Holder's adjusted basis in the shares and will be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted basis in the common shares over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Basis in the shares would be adjusted to reflect any such income of loss amounts. The mark-to-market election is only available with respect to stock traded on certain U.S. exchanges and other exchanges designated by the U.S. Treasury. It is anticipated that such election would be available to U.S. Holders.

    U.S. Holders that own common shares during any year that our company is a PFIC, must file IRS Form 8621. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF HOLDING SHARES OF OUR COMPANY IF IT IS CONSIDERED A PFIC.

    CONTROLLED FOREIGN CORPORATIONS. If United States Shareholders in the aggregate own more than 50% of the voting power or value of the shares of a foreign corporation, it will be classified as a "controlled foreign corporation" ("CFC"). A "United States Shareholder" is any United States person that owns (directly or through certain deemed ownership rules) at least 10% of the total combined voting power of all classes of shares of a foreign corporation.

    If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during the taxable year, the United States Shareholders of the CFC will generally be subject to current U.S. tax on certain types of income of the foreign corporation ("Subpart F income," which includes dividends, interest, certain rents and royalties, gain from the sale of property producing such income and certain income from sales and services) and, in certain circumstances, on earnings of the CFC that are invested in U.S. property, whether or not cash is distributed by the CFC. In addition, gain on the sale of the CFC's shares by a United States Shareholder (during the period that the corporation is a CFC and thereafter for a five-year period) will be ordinary income in whole or in part.

    If we are treated as a CFC, any U.S. Holder that acquires (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of our shares will be required to include certain amounts with respect to its investment in income currently. Our status as a CFC should have no adverse effect on any U.S. Holder that is not a United States Shareholder.

    FOREIGN PERSONAL HOLDING COMPANIES. If five or fewer U.S. individuals own, or are treated as owning under certain attribution rules, in the aggregate more than 50% of the voting power or value of the shares of a foreign corporation, and at least 60% (50% in certain circumstances) of the "gross income" of such foreign corporation is made up of certain passive type income (for example, dividends, interest, certain rents and royalties and gain from the sale of stock or securities) for a taxable year, then such corporation will be a "foreign personal holding company" ("FPHC"). If a foreign corporation is a FPHC, U.S. persons that own shares in the FPHC (regardless of the size of their shareholding and regardless of whether they are individuals) will generally be subject to current U.S. tax on a pro-rata portion of the FPHC's undistributed foreign personal holding company income ("FPHCI") for the taxable year or part thereof, although tax-exempt U.S. investors will not be subject to tax on amounts attributable to FPHCI. In addition, U.S. persons that are required under these rules to include undistributed taxable income for a taxable year and that own at least 5% of the value of the FPHC's shares are required to comply with certain reporting requirements under Code. In addition, if our company became a FPHC, U.S. persons who acquire their shares from decedents would not receive a "stepped-up" basis in such shares. Instead, such U.S. persons would have a tax basis equal to the lower of fair market value or the decedent's basis.

    Based upon our current and projected income, assets and activities, we do not expect the common shares to be considered shares of FPHC for our current year or for future years. We will notify U.S. Holders if we become a FPHC in any taxable year.

NON-U.S. HOLDERS

    A non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to the common shares unless such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

    A non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of the common shares unless that gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States, or, in the case of gains recognized by individual non-U.S. Holders, the individual is present in the United States for 183 days or more and certain other conditions are met.

    Effectively connected dividends and gains of a non-U.S. Holder generally will be subject to tax in the same manner as a U.S. Holder. These dividends and gains realized by a corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, information reporting requirements will apply to dividends in respect of the common shares or the proceeds received on the sale, exchange or redemption of common shares paid within the U.S. (and in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability.

    Non-U.S. Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification and identification requirements in order to prove their exemption.

    The rules for information reporting and backup withholding requirements have been altered in certain respects with respect to payments after December 31, 2000. It is possible that we and other withholding agents may request a new withholding certificate in order to qualify for continued exemption from backup withholding under Treasury regulations when they become effective. Holders of the common shares should consult their tax advisers concerning the possible application of these alterations to any payments made with respect to the common shares.

                                  UNDERWRITING


    Subject to the terms and conditions set forth in an underwriting agreement, dated December , 1999, each of the underwriters named below, for which Credit Suisse First Boston Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Wit Capital Corporation are acting as representatives, have severally agreed to purchase from us the aggregate number of common shares set forth opposite its name below:



                                                               NUMBER
                                                              OF COMMON
NAME                                                           SHARES
----                                                          ---------
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Salomon Smith Barney Inc....................................
Wit Capital Corporation.....................................
                                                              ---------

    Total...................................................  8,200,000
                                                              =========


    The underwriting agreement provides that, the underwriters are obligated to purchase and pay for all of the above common shares if any are purchased, other than those common shares covered by the over-allotment option described below. The underwriting agreement provides that, if an underwriter defaults, the purchase commitments on non-defaulting underwriters may, in some circumstances, be increased or the offering of common shares may be terminated.

    The underwriters propose to offer the common shares initially at the public offering price set forth on the cover page of this prospectus and at this price
less a concession not in excess of $    per common share to other dealers who
are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and dealers may reallow, concessions not in excess of
$ per common share to other dealers. After the offering, the offering price, concessions and other selling terms may be changed by the underwriters.

    We have granted an over-allotment option to the underwriters to purchase an amount, up to an aggregate of 1,230,000 additional common shares, exercisable at the initial public offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to customary conditions, to purchase approximately the same percentage of these additional common shares as is approximately the percentage of common shares that it is obligated to purchase of the total number of common shares under the underwriting agreement as shown in the table set forth above.

    The following table summarizes the underwriting discount and estimated expenses that we will pay:

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                OPTION           OPTION           OPTION           OPTION
                                            --------------   --------------   --------------   --------------
Underwriting discount paid by us..........     $       %        $       %        $                $
Expenses payable by us in connection with
  this offering...........................     $       %        $       %        $                $

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common shares being offered.

    The underwriting agreement provides that we will indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in respect thereof.

    Our directors and executive officers and some of our existing shareholders who collectively hold a total of 27,121,294 shares have agreed under lock-up agreements not to sell or offer to sell or otherwise dispose of any common shares, subject to limited exceptions, for a period 180 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation.

    Prior to the offering, there has been no public market for our common shares. Consequently, the initial offering price for the common shares offered hereby was determined by negotiations between us and the representative of the underwriters. Among the factors considered in these negotiations were our results of operations in recent periods, estimates of our prospects and the industry in which we compete, an assessment of our management, the general state of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. We will apply to list our common shares on the Nasdaq National Market under the symbol "LCTO." We cannot assure you, however, that an active or orderly trading market will develop for the common shares or that our common shares will trade in the public markets subsequent to the offering at or above the initial offering price.

    In order to facilitate the offering, persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common shares for their own account by selling more common shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing common shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if common shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common shares to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of these activities.


    The underwriters have reserved for sale, at the initial public offering price, up to 820,000 common shares for directors, officers, employees and other persons associated with us who have expressed an interest in purchasing common shares in the offering. The number of common shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved common shares. Any reserved common shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other common shares offered in this offering. Some of the employees and other persons who will be offered reserved common shares will be required to agree not to sell or offer to sell or otherwise dispose of any common shares, subject to limited exceptions, for a period of 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation and Lehman Brothers Inc.



    A prospectus in electronic format is being made available on an Internet Website maintained by Wit Capital Corporation, which is one of the underwriters in this offering. In addition, all dealers purchasing common shares from Wit Capital Corporation in this offering have agreed to make a prospectus in electronic format available on a Website maintained by each of them. Other than the prospectus in electronic format, the information on the Website and any information contained on any other Website maintained by Wit Capital Corporation or any dealer purchasing common shares from it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied on by prospective investors.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each provinces where trades of common shares are effected. Accordingly, any resale of the common shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemptions granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common shares in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The common shares being offered are those of a foreign Issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and with respect to the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the common shares and certain other matters of British Virgin Islands law in connection with this offering will be passed upon for us by Conyers Dill & Pearman, our British Virgin Islands counsel.

    Certain matters relating to this offering will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, our U.S. counsel, and for the underwriters by Simpson Thacher & Bartlett, U.S. counsel to the underwriters.

    Some partners and associates of Paul, Hastings, Janofsky & Walker LLP will be purchasing up to 18,750 common shares in the offering.

                                    EXPERTS

    The consolidated financial statements of our company as of December 31, 1997, December 31, 1998 and September 30, 1999 and for the period from July 16, 1997 (date of inception) through December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

    The statement of historical net assets to be sold by IMPSAT Corporation as of September 30, 1999 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of that firm given upon their authority, as experts in accounting and auditing.

    The statements of net revenues and direct costs and expenses of IMPSAT S.A.'s retail dial-up access business in Argentina for the years ended
December 31, 1997 and December 31, 1998 and the nine months ended September 30, 1999 included in this prospectus have been audited by Deloitte & Touche, Argentina, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

    The statements of net revenues and direct costs and expenses of MANDIC INTERNET LTDA.'s retail dial-up access business in Brazil for the years ended December 31, 1997 and December 31, 1998 and the nine months ended September 30, 1999 included in this prospectus have been audited by Deloitte Touche Tohmatsu, Brazil, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

    The statements of net revenues and direct costs and expenses of IMPSAT S.A.'s, retail dial-up access business in Colombia for the years ended
December 31, 1997 and December 31, 1998 and the nine months ended September 30, 1999 included in this prospectus have been audited by Deloitte & Touche, Colombia, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form F-1, including exhibits, under the Securities Act of 1933 with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are a part of the registration statement. For further information with respect to us and the common shares, reference is made to the registration statement and the exhibits.

    You may read and copy all or any portion of the registration statement or other information in our files in the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13(th) Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. EL SITIO'S COMMISSION FILINGS, INCLUDING THE REGISTRATION STATEMENT, WILL ALSO BE AVAILABLE TO YOU ON THE COMMISSION'S INTERNET SITE (HTTP://WWW.SEC.GOV).

    Please note that as a foreign private issuer, we are not subject to the same disclosure requirements as a domestic registrant under the Securities Exchange Act of 1934. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We intend to file quarterly financial information with the SEC within two months of the end of the first three quarters of our fiscal year, and we will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the end of our fiscal year on December 31.

                      [This Page Intentionally Left Blank]

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

EL SITIO, INC. AND SUBSIDIARIES
    Independent Auditors' Report............................  F-2
    Consolidated Balance Sheets at December 31, 1997 and
    1998 and September 30, 1999.............................  F-3
    Consolidated Statements of Operations and Comprehensive
    Loss for the period from July 16, 1997 (date of
    inception) through December 31, 1997, the year ended
    December 31, 1998 and the nine months ended
    September 30, 1998 (unaudited) and 1999.................  F-4
    Consolidated Statements of Shareholders' Equity
    (Deficit) for the period from July 16, 1997 (date of
    inception) through December 31, 1997, the year ended
    December 31, 1998 and the nine months ended
    September 30, 1999......................................  F-5
    Consolidated Statements of Cash Flows for the period
    from July 16, 1997 (date of inception) through
    December 31,1997, the year ended December 31, 1998 and
    the nine months ended September 30, 1998 (unaudited) and
    1999....................................................  F-6
    Notes to Consolidated Financial Statements..............  F-7
IMPSAT CORPORATION
    Independent Auditors' Report............................  F-18
    Statement of Historical Net Assets to be Sold by IMPSAT
    Corporation as of September 30, 1999....................  F-19
    Notes to Statement of Historical Net Assets to be sold
    by IMPSAT Corporation...................................  F-20
IMPSAT S.A. (RETAIL DIAL-UP ACCESS BUSINESS IN ARGENTINA)
    Independent Auditors' Report............................  F-21
    Statements of Net Revenues and Direct Costs and Expenses
    for the years ended December 31, 1997 and 1998 and the
    nine months ended September 30, 1998 (unaudited) and
    1999....................................................  F-22
    Notes to Statements of Net Revenues and Direct Costs and
    Expenses................................................  F-23
MANDIC INTERNET LTDA. (FORMERLY MANDIC.COM LTDA) (RETAIL
DIAL-UP ACCESS BUSINESS IN BRAZIL)
    Independent Auditors' Report............................  F-26
    Statements of Net Revenues and Direct Costs and Expenses
    for the years ended December 31, 1997 and 1998 and the
    nine months ended September 30, 1998 (unaudited) and
    1999....................................................  F-27
    Notes to Statements of Net Revenues and Direct Costs and
    Expenses................................................  F-28
IMPSAT S.A. (RETAIL DIAL-UP ACCESS BUSINESS IN COLOMBIA)
    Independent Auditors' Report............................  F-31
    Statements of Net Revenues and Direct Costs and Expenses
    for the years ended December 31, 1997 and 1998 and the
    nine months ended September 30, 1998 (unaudited) and
    1999....................................................  F-32
    Notes to Statements of Net Revenues and Direct Costs and
    Expenses................................................  F-33

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION......  F-36
    Pro Forma Statement of Operations for the nine months
    ended September 30, 1999 and the year ended December 31,
    1998....................................................  F-37
    Pro Forma Balance Sheet at September 30, 1999...........  F-39
    Adjustments to Pro Forma Financial Information..........  F-40

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of El Sitio, Inc.:

    We have audited the accompanying consolidated balance sheets of El
Sitio, Inc. and its subsidiaries (the "Company") as of December 31, 1997, December 31, 1998 and September 30, 1999, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficit) and cash flows for the period from July 16, 1997 (date of inception) through December 31, 1997, the year ended December 31, 1998, and the nine months ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997, December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the period from July 16, 1997 (date of inception) through December 31, 1997, the year ended December 31, 1998, and the nine months ended September 30, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida
October 22, 1999 (October 28, 1999 as to the effects of the share split described in Note 3 and November 5, 1999 as to the last sentence in the second paragraph in Note 14)

\

                        EL SITIO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998         1999
                                                              --------   --------   -------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $    89    $   246       $24,393
  Trade accounts receivable, net............................       48        105           976
  Other receivables.........................................       72        307         1,078
  Prepaid expenses..........................................        5         12           137
                                                              -------    -------       -------
      Total current assets..................................      214        670        26,584
PROPERTY AND EQUIPMENT, NET.................................      180        581         1,878
LICENSES AND PERMITS, NET...................................       --        223            98
OTHER ASSETS................................................        2          7         4,560
                                                              -------    -------       -------
TOTAL ASSETS................................................  $   396    $ 1,481       $33,120
                                                              =======    =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable--trade...................................  $    63    $   336       $ 2,287
  Accrued and other liabilities, including due to
    shareholders............................................    1,297        376         3,405
  Current portion of installment loan.......................       --         --             7
  Unearned revenues.........................................       --         --           628
                                                              -------    -------       -------
      Total current liabilities.............................    1,360        712         6,327
                                                              -------    -------       -------

INSTALLMENT LOAN............................................       --         --            22

COMMITMENTS AND CONTINGENCIES (Note 13)

CLASS A CONVERTIBLE PREFERRED SHARES
  Redeemable, $.01 par value, 8% cumulative dividend,
    40,000,000 shares authorized, 5,832,566 shares issued
    and outstanding, liquidation preference $7.00186 per
    share...................................................       --         --        38,327
                                                              -------    -------       -------

SHAREHOLDERS' EQUITY (DEFICIT):
  Common shares, $.01 par value; 200,000,000 shares
    authorized; 100,000 and 6,000,000 shares issued and
    outstanding at December 31, 1997 and 1998, respectively,
    and 12,568,098 shares issued and outstanding at
    September 30, 1999......................................        1         60           126
  Additional paid-in capital................................       49      2,940        13,943
  Irrevocable capital contribution..........................       --      2,302            --
  Deferred share-based compensation.........................       --         --        (7,286)
  Accumulated other comprehensive (loss) income.............       --         (2)           95
  Accumulated deficit.......................................   (1,014)    (4,531)      (18,434)
                                                              -------    -------       -------
  Total shareholders' equity (deficit)......................     (964)       769       (11,556)
                                                              -------    -------       -------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
        (DEFICIT)...........................................  $   396    $ 1,481       $33,120
                                                              =======    =======       =======

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                 PERIOD FROM JULY 16, 1997 (DATE OF INCEPTION)
          THROUGH DECEMBER 31, 1997, THE YEAR ENDED DECEMBER 31, 1998
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                  PERIOD                           NINE MONTHS
                                                  ENDED        YEAR ENDED      ENDED SEPTEMBER 30,
                                               DECEMBER 31,   DECEMBER 31,   -----------------------
                                                   1997           1998          1998         1999
                                               ------------   ------------   ----------   ----------
                                                                                   (UNAUDITED)
NET REVENUES:
  Advertising................................   $      181     $      527    $      380   $    1,195
  Web design and hosting.....................           86            253           229          329
                                                ----------     ----------    ----------   ----------
      Total..................................          267            780           609        1,524
                                                ----------     ----------    ----------   ----------
COSTS AND EXPENSES:
  Product, content and technology............          221          1,556           848        3,181
  Marketing and sales........................          142            674           320        7,157
  Corporate, general and administrative......          727          1,940         1,144        3,736
  Depreciation and amortization..............           81            107            59          336
  Share-based compensation...................           --             --            --          499
                                                ----------     ----------    ----------   ----------
      Total costs and expenses...............        1,171          4,277         2,371       14,909
                                                ----------     ----------    ----------   ----------
  Operating loss.............................         (904)        (3,497)       (1,762)     (13,385)
                                                ----------     ----------    ----------   ----------
OTHER INCOME (EXPENSES):
  Interest income (expense), net.............          (75)           (42)          (53)         264
  Foreign exchange loss......................           (3)           (44)          (32)           5
  Other income (expense), net................          (32)            66            55           (3)
                                                ----------     ----------    ----------   ----------
      Total other (expenses) income, net.....         (110)           (20)          (30)         266
                                                ----------     ----------    ----------   ----------
NET LOSS BEFORE DIVIDENDS ON CLASS A
  CONVERTIBLE PREFERRED SHARES...............       (1,014)        (3,517)       (1,792)     (13,119)
DIVIDENDS ON CLASS A CONVERTIBLE PREFERRED
  SHARES.....................................           --             --            --         (784)
                                                ----------     ----------    ----------   ----------
NET LOSS ATTRIBUTABLE TO COMMON
  SHAREHOLDERS...............................       (1,014)        (3,517)       (1,792)     (13,903)
OTHER COMPREHENSIVE LOSS,
NET OF TAX:
  Foreign currency translation adjustment....           --             (2)           --           97
                                                ----------     ----------    ----------   ----------
COMPREHENSIVE LOSS...........................   $   (1,014)    $   (3,519)   $   (1,792)  $  (13,806)
                                                ==========     ==========    ==========   ==========
NET LOSS PER COMMON SHARE:
  Basic......................................   $   (10.14)    $    (1.15)   $     (.87)  $    (1.18)
                                                ==========     ==========    ==========   ==========
  Diluted....................................   $   (10.14)    $    (1.15)   $     (.87)  $    (1.18)
                                                ==========     ==========    ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  Basic......................................      100,000      3,050,000     2,066,667   11,777,516
                                                ==========     ==========    ==========   ==========
  Diluted....................................      100,000      3,050,000     2,066,667   11,777,516
                                                ==========     ==========    ==========   ==========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                 PERIOD FROM JULY 16, 1997 (DATE OF INCEPTION)
          THROUGH DECEMBER 31, 1997, THE YEAR ENDED DECEMBER 31, 1998
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                   ACCUMULATED
                                                                                                      OTHER
                                                      ADDITIONAL   IRREVOCABLE      DEFERRED      COMPREHENSIVE
                                COMMON                 PAID-IN       CAPITAL       SHARE-BASED        (LOSS)       ACCUMULATED
                                SHARES      AMOUNT     CAPITAL     CONTRIBUTION   COMPENSATION        INCOME         DEFICIT
                              ----------   --------   ----------   ------------   -------------   --------------   ------------
Initial capitalization......     100,000    $    1     $    49            --              --            --                 --
Net loss for the period.....          --        --          --            --              --            --           $ (1,014)
                              ----------    ------     -------       -------         -------           ---           --------
BALANCE,
  DECEMBER 31, 1997.........     100,000         1          49            --              --            --             (1,014)

Issuance of common shares in
  exchange for Class B
  shares of El Sitio
  Argentina.................   3,432,094        34       1,682            --              --            --                 --
Issuance of common shares...   2,467,906        25       1,209            --              --            --                 --
Irrevocable capital
  contribution..............          --        --          --       $ 2,302              --            --                 --
Foreign currency translation
  adjustment................          --        --          --            --              --           $(2)                --
Net loss for the year.......          --        --          --            --              --            --             (3,517)
                              ----------    ------     -------       -------         -------           ---           --------
BALANCE,
  DECEMBER 31, 1998.........   6,000,000        60       2,940         2,302              --            (2)            (4,531)

Issuance of common shares...     168,098         2          82            --              --            --                 --
Irrevocable capital
  contribution..............          --        --          --           898              --            --                 --
Capitalization of
  irrevocable capital
  contribution..............   6,400,000        64       3,136        (3,200)             --            --                 --
Deferred compensation
  related to share
  options...................          --        --       7,785            --         $(7,785)           --                 --
Amortization of deferred
  share-based
  compensation..............          --        --          --            --             499            --                 --
Foreign currency translation
  adjustment................          --        --          --            --              --            97                 --
Net loss for the nine months
  ended.....................          --        --          --            --              --            --            (13,903)
                              ----------    ------     -------       -------         -------           ---           --------
BALANCE,
  SEPTEMBER 30, 1999........  12,568,098    $  126     $13,943       $    --         $(7,286)          $95           $(18,434)
                              ==========    ======     =======       =======         =======           ===           ========


                               TOTAL
                              --------
Initial capitalization......  $     50
Net loss for the period.....    (1,014)
                              --------
BALANCE,
  DECEMBER 31, 1997.........      (964)
Issuance of common shares in
  exchange for Class B
  shares of El Sitio
  Argentina.................     1,716
Issuance of common shares...     1,234
Irrevocable capital
  contribution..............     2,302
Foreign currency translation
  adjustment................        (2)
Net loss for the year.......    (3,517)
                              --------
BALANCE,
  DECEMBER 31, 1998.........       769
Issuance of common shares...        84
Irrevocable capital
  contribution..............       898
Capitalization of
  irrevocable capital
  contribution..............        --
Deferred compensation
  related to share
  options...................        --
Amortization of deferred
  share-based
  compensation..............       499
Foreign currency translation
  adjustment................        97
Net loss for the nine months
  ended.....................   (13,903)
                              --------
BALANCE,
  SEPTEMBER 30, 1999........  $(11,556)
                              ========


                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 PERIOD FROM JULY 16, 1997 (DATE OF INCEPTION)
          THROUGH DECEMBER 31, 1997, THE YEAR ENDED DECEMBER 31, 1998
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                           PERIOD ENDED    YEAR ENDED          NINE MONTHS
                                                           DECEMBER 31,   DECEMBER 31,     ENDED SEPTEMBER 30,
                                                           ------------   ------------   ------------------------
                                                               1997           1998          1998          1999
                                                           ------------   ------------   -----------   ----------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.................................................    $(1,014)       $(3,517)       $(1,792)     $(13,903)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Amortization and depreciation..........................         81            107             59           336
  Amortization of deferred share-based compensation......         --             --             --           499
  Changes in assets and liabilities: Increase in trade
    accounts receivable, net.............................        (48)           (57)           (43)         (871)
    Increase in prepaid expenses.........................         (5)            (7)           (33)         (125)
    Increase in other receivables and other non-current
      assets.............................................        (74)          (240)          (293)       (2,768)
    Increase in accounts payable--trade..................         63            273             25         1,951
    Increase in accrued and other liabilities............        122            221             77         3,029
    Increase in unearned revenues........................         --             --             --           628
                                                             -------        -------        -------      --------
      Net cash used in operating activities..............       (875)        (3,220)        (2,000)      (11,224)
                                                             -------        -------        -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment....................       (261)          (510)          (367)       (1,545)
  Purchases of licenses and permits......................         --           (223)            --            --
                                                             -------        -------        -------      --------
      Net cash used in investing activities..............       (261)          (733)          (367)       (1,545)
                                                             -------        -------        -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings....................         --             --             --         3,875
  Repayments of short-term borrowings....................         --             --             --        (3,875)
  Shareholder loans to subsidiaries......................      1,175             --             --            --
  Capital contribution...................................         50          1,808          1,808            84
  Irrevocable capital contribution.......................         --          2,302            900           898
  Net proceeds from issuance of Class A convertible
    preferred shares.....................................         --             --             --        35,837
                                                             -------        -------        -------      --------
      Net cash provided by financing activities..........      1,225          4,110          2,708        36,819
                                                             -------        -------        -------      --------
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS.....         --             --             --            97
                                                             -------        -------        -------      --------
NET INCREASE IN CASH AND CASH EQUIVALENTS................         89            157            341        24,147
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.........         --             89             89           246
                                                             -------        -------        -------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............    $    89        $   246        $   430      $ 24,393
                                                             =======        =======        =======      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid..........................................                                               $     21
                                                                                                        ========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Capitalization of shareholder loans to subsidiaries....                   $ 1,142
                                                                            =======
  Capitalization of irrevocable capital contributions....                                               $  3,200
                                                                                                        ========
  Motor vehicle acquired through an installment loan.....                                                     29
                                                                                                        ========
  Advertising time acquired from TV Azteca, S.A. de C.V.
    through the issuance of 355,478 Class A
    convertible preferred shares.........................                                                  2,489
                                                                                                        ========

                See notes to consolidated financial statements.

                        EL SITIO, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

1. BACKGROUND AND EVOLUTION

    El Sitio, Inc., a British Virgin Islands holding company (the "Company"), is an Internet network providing country-specific and regional content, for Spanish- and Portuguese-speaking audiences in Latin America and the United States. The Company recently began to offer connectivity services in Argentina and Brazil and expects to offer similar services in Colombia before the end of 1999. The Company intends to provide e-commerce services for Spanish- and Portuguese- speaking audiences in Latin America and the United States.

    The Company was formed in July 1997 under the name Blasin International Corporation. In October 1997 and July 1998, the Company acquired ownership of interests in subsidiaries located in Uruguay and Argentina, respectively, which were under common ownership. These acquired entities had been established in Argentina and Uruguay on December 30, 1996 and February 24, 1997, respectively, under the names of Cibrian Campoy Creativos S.A. ("El Sitio Argentina") and Aalefranger S.A., an inactive entity ("El Sitio Uruguay"). During 1998, operating subsidiaries have been established in Mexico ("El Sitio Mexico"), the United States ("El Sitio USA") and Brazil ("El Sitio Brazil"). At September 30, 1999, the Company's operating subsidiaries were as follows:


                                                                          OWNERSHIP
COUNTRY                              OPERATING SUBSIDIARIES              PERCENTAGE
-------                   ---------------------------------------------  -----------
Argentina...............  El Sitio Argentina                                 100%
Uruguay.................  El Sitio Uruguay                                   100%
United States...........  El Sitio USA                                       100%
Brazil..................  El Sitio Brazil                                    100%
Mexico..................  El Sitio Mexico                                    100%


    The Company's successful completion of its development program and, ultimately, the attainment of profitable operations is dependent on future events, including maintaining adequate financing to fulfill its development activities and achieving a level of income adequate to support the Company's cost structure. With the proceeds of the private placement in July 1999 and from anticipated future offerings, the Company will fund its sales and marketing, and branding and advertising activities, expand its sales force, improve its network infrastructure, develop new services and products, make strategic investments or acquisitions and fund other corporate purposes.

2. MERGERS AND ACQUISITIONS

    In October 1997, the Company acquired 75% of the common shares of El Sitio Uruguay, an inactive entity, for $1.7 in cash. This acquisition was accounted for under the purchase method of accounting.

    In July 1998, the Company acquired 85% of the Class A shares of El Sitio Argentina for $50 and 100% of the Class B shares of El Sitio Argentina in exchange for the issuance of 3,432,094 common shares of the Company. This acquisition, as is generally the case for transactions among companies under common control, has been accounted for in a manner similar to the pooling of interests method of accounting, whereby all assets and liabilities have been recorded at their historical carrying amounts.

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

2. MERGERS AND ACQUISITIONS (CONTINUED)

    During the nine months ended September 30, 1999, the Company acquired the remaining minority interest in El Sitio Argentina and El Sitio Uruguay. These acquisitions were accounted for under the purchase method of accounting.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The financial statements are presented on a consolidated basis and include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

    INTERIM FINANCIAL INFORMATION--The unaudited consolidated statements for the nine months ended September 30, 1998 have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. The results of operations for the nine month periods ended September 30, 1998 and 1999 are not necessarily indicative of the results of operations to be expected for the full fiscal year or for any future period.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--Cash and cash equivalents are highly liquid investments, including short-term investments and time deposits with maturities of three months or less at the time of purchase. Cash equivalents and short-term investments are stated at cost, which approximates market value.

    REVENUE RECOGNITION--The Company's revenues are derived principally from the sale of advertisements. The Company sells advertising primarily at a fixed price per month. Revenues on these contracts are recognized ratably over the period of time in which the advertisement is displayed. The Company also sells advertising on a cost-per-thousand impressions, or "CPM" basis under which such advertisers and advertising agencies receive a guaranteed number of "impressions,"or number of times that an advertisement appears in pages viewed by users of the Company's online properties, for a fixed fee. The Company's contracts with advertisers and advertising agencies for these types of contracts cover periods ranging from one month to one year. Advertising revenues are recognized ratably based on the number of impressions displayed, provided that the Company has no obligations remaining at the end of a period and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of impressions. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. Payments received from advertisers prior to displaying their advertisements on the Company's network are recorded as deferred revenues. Revenues from exclusive sponsorship arrangements are recognized ratably. Additional revenue is generated from Website design and Web hosting. Website design revenues are recognized once the related activities are

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

performed and the customer's website is complete and operational. Web hosting revenues are recognized ratably over the term of the contracts.

    For the period ended December 31, 1997 and the year ended December 31, 1998, the Company had five customers which each exceeded 10% of total revenue and collectively represented 89% of revenues, and four customers which each exceeded 10% of total revenue and collectively represented 72% of revenues, respectively. Three of the customers are common in both years. For the nine months ended September 30, 1999, the Company had one customer which exceeded 10% of total revenue and represented 13% of revenues.

    The Company in the ordinary course of business enters into reciprocal services arrangements whereby the Company provides advertising service to third parties in exchange for telecommunications services and advertising services in other media. Revenues and expenses from these agreements are recorded at the fair value of services provided or received, whichever is more determinable in the circumstances. The fair value represents market prices negotiated on an arms' length basis. Revenue from reciprocal services arrangements is recognized as income when advertisements are delivered on the Company's Websites. Expense from reciprocal services arrangements is recognized when telecommunication services are received or the Company's advertisements are run in other media which are typically in the same period when the reciprocal service revenue is recognized. Related expenses which include telecommunication charges are classified as product, content and technology and advertising charges are classified as marketing and sales in the accompanying statements of operations. During the period ended December 31, 1997 and the year ended December 31, 1998, revenues attributable to reciprocal services totaled approximately $38 and $180, respectively. For the nine months ended September 30, 1999, revenues attributable to reciprocal services totaled approximately $554. No gain or loss was recognized on these reciprocal services arrangements for the period ended December 31, 1997, the year ended December 31, 1998 and for the nine months ended September 30, 1999.

    PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Computers, software and other equipment.................  3 years
Furniture, fixtures and other fixed assets..............  5 - 10 years
Vehicles................................................  5 years
Leasehold improvements..................................  5 years (lease term)

    DEFERRED OFFERING COSTS--As of September 30, 1999, the Company had incurred approximately $94 of transaction expenses relating to the initial public offering which were included in prepaid expenses. Upon the successful closing of the initial public offering, these costs will be netted against the proceeds of the offering as part of additional paid-in-capital.

    LICENSES AND PERMITS--Licenses and permits are being amortized on a straight-line basis over periods not exceeding two years.

    ADVERTISING EXPENSES--The Company expenses advertising costs as incurred. Advertising expense was $17, $180 and $5,800 for the period ended December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INCOME TAXES--Deferred income taxes result from temporary differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), ACCOUNTING FOR INCOME TAXES, which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

    SHARE SPLIT--On October 28, 1999, the Company's Board of Directors approved a 2-for-1 share split. Retroactive restatement has been made to all share amounts to reflect this share split.

    NET LOSS PER COMMON SHARE--Basic net loss per share is computed based on the average number of common shares outstanding and diluted net loss per share is computed based on the average number of common shares outstanding and, when dilutive, potential common shares from share options and warrants to purchase common shares using the treasury stock method and from convertible securities using the if-converted basis.

    FOREIGN CURRENCY TRANSLATION--The Company's subsidiaries generally use the U.S. dollar as the functional currency because their primary function, the sale of advertising, is priced and billed in U.S. dollars. Accordingly, the financial statements of the subsidiaries have been remeasured (or translated into U.S. Dollars). The effects of foreign currency transactions and of remeasuring the financial position and results of operations into U.S. dollars are included as net gain or loss on foreign exchange, except for the Brazil subsidiary which uses the local currency as its functional currency and the effects of the translation is included in shareholders' equity.

    SHARE-BASED COMPENSATION--SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, encourages, but does not require, companies to record compensation cost for employees under share-based compensation plans at fair value. The Company has chosen to continue to account for share-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Accordingly, compensation cost for share options issued to employees are measured as the excess, if any, of the fair value of the Company's common shares at the date of grant over the amount an employee must pay for the common shares.

    IRREVOCABLE CAPITAL CONTRIBUTIONS--Irrevocable capital contributions represented capital contributions received from existing shareholders from time to time to fund operations and carried no obligation on the part of the Company to issue common shares or repay such contributions. On January 29, 1999, the Company's Board of Directors approved the issuance of 6,400,000 common shares to capitalize the $3,200 in irrevocable capital contributions.

    LONG-LIVED ASSETS--Long-lived assets are reviewed on an ongoing basis for impairment based on comparison of carrying value against estimated undiscounted future cash flows. If an impairment is identified, the assets carrying amount is adjusted to fair value. No such adjustments were recorded for the years ended December 31, 1997 and 1998 and during the nine months ended September 30, 1998 and 1999.

    NEW ACCOUNTING PRONOUNCEMENTS--In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Among other provisions, SFAS No. 133 establishes

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 2000. Management is currently evaluating the effect that adoption of SFAS No. 133 will have on the Company's financial statements.

4. TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable, by operating subsidiaries, are summarized as follows:

                                                         DECEMBER 31,
                                                     --------------------   SEPTEMBER 30,
                                                       1997        1998         1999
                                                     ---------   --------   -------------
El Sitio Mexico....................................  $     --      $ --         $535
El Sitio Argentina.................................        48        96          258
El Sitio Uruguay...................................        --        29          103
El Sitio USA.......................................        --        --           78
El Sitio Brazil....................................        --        --            2
                                                     ---------     ----         ----
Total..............................................        48       125          976
Less: allowance for doubtful accounts..............        --       (20)          --
                                                     ---------     ----         ----
Trade accounts receivable, net.....................  $     48      $105         $976
                                                     =========     ====         ====

    The Company's subsidiaries provide trade credit to their customers in the normal course of business. Prior to extending credit, a customer's financial history is analyzed. The collection of a substantial portion of the trade receivables is susceptible to changes in Latin American economic and political conditions.

    The Company provides its allowance for doubtful accounts on a specific identification basis. The activity for the allowance for doubtful accounts is as follows:

                                                         DECEMBER 31,
                                                     ---------------------   SEPTEMBER 30,
                                                       1997        1998          1999
                                                     ---------   ---------   -------------
Beginning balances.................................  $     --    $     --         $20
Provision for doubtful accounts....................        --          20           8
Write-offs, net of recoveries......................        --          --         (28)
                                                     ---------   ---------        ---
Ending balances....................................  $     --    $     20         $--
                                                     =========   =========        ===

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

5. OTHER RECEIVABLES

    Other receivables consist primarily of refunds or credits pending from local governments for non-income taxes and other miscellaneous amounts due to the Company and its operating subsidiaries and are summarized as follows:

                                                         DECEMBER 31,
                                                     --------------------   SEPTEMBER 30,
                                                       1997        1998         1999
                                                     ---------   --------   -------------
El Sitio Argentina.................................  $     65      $182        $  678
El Sitio Uruguay...................................         7        48           113
El Sitio Mexico....................................        --        76           281
All others.........................................        --         1             6
                                                     ---------     ----        ------
Total..............................................  $     72      $307        $1,078
                                                     =========     ====        ======

6. PROPERTY AND EQUIPMENT

    Property and equipment consists of:

                                                        DECEMBER 31,
                                                     -------------------   SEPTEMBER 30,
                                                       1997       1998         1999
                                                     --------   --------   -------------
Computers, software and other equipment............    $153       $523        $1,706
Furniture and fixtures.............................      71        209           269
Motor vehicles.....................................      --         --            80
Leasehold improvements.............................      --         --           251
                                                       ----       ----        ------
  Total............................................     224        732         2,306
Less: accumulated depreciation.....................     (44)      (151)         (428)
                                                       ----       ----        ------
Property and equipment, net........................    $180       $581        $1,878
                                                       ====       ====        ======

    Accumulated depreciation is as follows:

                                                         DECEMBER 31,
                                                     --------------------   SEPTEMBER 30,
                                                       1997        1998         1999
                                                     ---------   --------   -------------
Beginning balance..................................  $     --      $ 44         $151
Depreciation expense...............................        44       107          277
                                                     ---------     ----         ----
Ending balance.....................................  $     44      $151         $428
                                                     =========     ====         ====

7. INCOME TAXES

    The Company has not provided for income taxes because of its operating loss position. Statutory tax rates range from 20% to 35% depending on the particular country. Deferred tax assets associated with the net operating loss carryforwards amounted to $266, $1,412, and $5,536 as of December 31, 1997, 1998 and September 30, 1999, respectively. No deferred tax assets have been recognized for changes in exchange rates for foreign subsidiaries whose functional currency is the U.S. dollar. Because there is no assurance that the Company will generate sufficient tax earnings to utilize its available tax assets derived from loss carryforwards, a corresponding valuation allowance has been established to offset deferred tax assets.

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

8. INSTALLMENT LOAN

    As of September 30, 1999, the Company had an installment loan, payable in monthly installments of approximately six hundred dollars plus interest at a rate of 2.90% due on September 29, 2003. The installment note is collateralized by a motor vehicle.

9. SEGMENT INFORMATION

    The Company's segment information is based on the geographic locations in which its subsidiaries operate. Each operating subsidiary has a country manager who reports to senior management of the Company. Each country manager is currently responsible for managing the assets in his or her respective country, generating revenues, and supervising results of operations. The Company's segment information is as follows:

                       EL SITIO    EL SITIO   EL SITIO   EL SITIO   EL SITIO    EL SITIO, INC.                  CONSOLIDATED
PERIOD OR YEAR         ARGENTINA   URUGUAY     MEXICO     BRAZIL      USA      (PARENT COMPANY)   ELIMINATION      TOTAL
--------------         ---------   --------   --------   --------   --------   ----------------   -----------   ------------
DECEMBER 31, 1997
---------------------
Total assets.........   $   344     $  52     $    --    $    --    $    --         $    --         $    --       $    396
Net revenues.........   $   267     $  --     $    --    $    --    $    --         $    --         $    --       $    267
Operating loss.......   $  (897)    $  (7)    $    --    $    --    $    --         $    --         $    --       $   (904)
DECEMBER 31, 1998
---------------------
Total assets.........   $   698     $ 121     $   243    $   317    $    31         $    80         $    (9)      $  1,481
Net revenues.........   $   657     $ 106     $    17    $    --    $    --         $    --         $    --       $    780
Operating loss.......   $(2,322)    $(118)    $  (569)   $   (51)   $  (268)        $  (169)        $    --       $ (3,497)
SEPTEMBER 30, 1999
---------------------
Total assets.........   $ 2,906     $ 345     $ 4,956    $13,109    $ 2,394         $11,900         $(2,490)      $ 33,120
Net revenues.........   $   715     $ 455     $   339    $    12    $     3         $    --         $    --       $  1,524
Operating loss.......   $(5,574)    $(364)    $(1,830)   $(2,504)   $(2,246)        $  (867)        $    --       $(13,385)

    The Company itself is a holding company which holds primarily cash and incurs certain general and administrative expenses. The elimination entries represent the elimination of intercompany balances in the normal course of business.

10. RELATED PARTY TRANSACTIONS

    The Company, in the normal course of business, provides advertising services to related parties. During 1997 and 1998, such services totaled approximately $38 and $165, respectively, and during the nine months period ended
September 30, 1999, such services totaled approximately $191.

11. SHARE OPTION PLAN

    In May 1999, the Company adopted the 1999 Share Option Plan (the "Plan"), pursuant to which 1,240,000 common shares were reserved for issuance upon exercise of options. An additional 2,000,000 shares were reserved on October 28, 1999. Options granted under the Plan shall be either incentive share options or nonstatutory share options and will have an exercise term of no longer than ten years from the grant date. The Plan is designed as a means to retain and motivate key employees and directors. The Company's Compensation Committee, or in the absence thereof, its Board of Directors, administers and interprets the Plan and is authorized to grant options thereunder to all eligible

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

11. SHARE OPTION PLAN (CONTINUED)

employees of the Company, including directors (whether or not they are employees) and executive officers of the Company or affiliated companies. The Plan will terminate on December 1, 2008, unless sooner terminated by the Board of Directors.

    In October 1998, the Company granted nonstatutory share options for 322,400 shares at an exercise price of $1.613, the fair value of the shares at the time of grant. These options vest 30% after the first year, 30% after the second year, and 40% after the third year.


    In August and September 1999, the Company granted nonstatutory share options for 292,400 and 623,600 shares, respectively, at an exercise price of $3.501. These options vest 30% after the first year, 30% after the second year, and 40% after the third year.


    The following table summarizes information concerning outstanding options at December 31, 1998:

                             OPTIONS OUTSTANDING                               OPTION EXERCISABLE
                        ------------------------------                    ----------------------------
                                          WEIGHTED
                                          AVERAGE           WEIGHTED                       WEIGHTED
                          NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
   EXERCISE PRICE       OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   OUTSTANDING   EXERCISE PRICE
---------------------   -----------   ----------------   --------------   -----------   --------------
       $1.613             322,400       9.75 years          $1.613            --             --

    The following table summarizes information concerning outstanding options at September 30, 1999:

                             OPTIONS OUTSTANDING                               OPTION EXERCISABLE
                        ------------------------------                    ----------------------------
                                          WEIGHTED
                                          AVERAGE           WEIGHTED                       WEIGHTED
                          NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
   EXERCISE PRICE       OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   OUTSTANDING   EXERCISE PRICE
---------------------   -----------   ----------------   --------------   -----------   --------------
       $1.613             322,400        9 years            $1.613            --             --
        3.501             916,000       9.89 years           3.501            --             --

    No options have been forfeited as of December 31, 1998 and September 30, 1999.

    The Company applies APB No. 25 and related interpretations in accounting for its share options plan to employees as described in Note 3. In connection with the granting of share options in August and September 1999, the Company recorded total deferred share-based compensation of approximately $7,785. Total deferred share-based compensation is being amortized for financial reporting purposes over the respective vesting periods of the share options. The amount recognized as expense during the nine months ended September 30, 1999 amounted to approximately $499.

    For purposes of pro forma disclosures prescribed by SFAS No. 123, the fair value of the options granted in 1999 was estimated using the minimum value method for nonpublic entities with the following assumptions: no dividend yields; no volatility; risk-free interest rate of 7.0%; and an expected term of 3 years. If compensation cost had been determined based on the fair value at the date of grant consistent with the requirement of SFAS No. 123, the Company's net loss and comprehensive loss would have increased by approximately $8 and $63 during the year ended December 31, 1998 and nine months ended September 30, 1999, respectively.

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

12. CLASS A CONVERTIBLE PREFERRED SHARES

    On July 7, 1999, the Company completed a private placement of 5,477,088 Class A Convertible Preferred Shares (the "Class A Convertible Preferred Shares") at $7.00186 per share for $35,837 (net of offering costs of $2,513) under a stock purchase agreement. In addition, the Company has entered into an arrangement whereby it agreed to issue 856,916 Class A Convertible Preferred Shares in return for $6,000 in advertising time credit on media networks owned and controlled by Washburn Enterprises, Inc., an affiliate of our shareholders. Such advertising must be utilized during an eighteen-month period following the closing date of the private placement. The Company will be required to issue and deliver the number of Class A Convertible Preferred Shares equal to the advertising time incurred on a quarterly basis. The Company currently anticipates that it will recognize advertising expense based on the fair value of such shares at the time of issuance. The Company has also agreed to purchase at least $4,000 of advertising time on the media networks owned by affiliates of Washburn Enterprises, Inc. in return for Washburn's commitment to purchase at least $2,000 of advertising time on the Websites maintained by the Company and its subsidiaries. As agreed in connection with the private placement, the Company is required to pay annual monitoring fees to certain investor groups and annual directors' fees to certain directors amounting to $600 per annum in the aggregate. In addition, the Company issued to the placement agent a warrant exercisable for the purchase of approximately 239,936 common shares for $1.

    The following are principal terms of the Class A Convertible Preferred
Shares: (a) cumulative preferential dividends at the annual rate of 8% on the liquidation preference per share, payable quarterly in cash or at the option of the Board of Directors, in additional Class A Convertible Preferred Shares;
(b) mandatory redemption by the Company in 2004 (five years after issuance) at a price equal to the liquidation preference per share plus accrued and unpaid cumulative dividends; (c) convertible into two common shares of the Company at any time at the option of the holder or automatically upon the closing of this offering. For purposes of determining the number of common shares issuable upon conversion, each Class A Convertible Preferred Share will be valued at liquidation preference, which will be divided by the conversion price in effect on the date of conversion; (d) the right of certain shareholders holding a certain minimum number of outstanding Class A Convertible Preferred Shares to appoint a maximum of three directors to the Company's Board of Directors;
(e) holders of Class A Convertible Preferred Shares have the right to vote, together with the holders of outstanding common shares, except as otherwise required by British Virgin Islands law, on all matters on which holders of common shares are entitled to vote. Each holder of Class A Convertible Preferred Shares will have the right to cast one vote for each whole share which would be issued to such holder upon conversion of such holder's Class A Convertible Preferred Shares to common shares, assuming that such conversion were to occur on the date immediately prior to the record date for the determination of shareholders entitled to vote; and (f) upon any liquidation, dissolution or winding up of the Company, the holders of Class A Convertible Preferred Shares are entitled to be paid an amount equal to the liquidation preference for each share out of the assets of the Company before any distribution is made to any common shares or other junior shares.

    PREFERRED STOCK/BARTER ARRANGEMENT--On August 31, 1999, the Company entered into an agreement relating to a three-year investment and reciprocal advertising arrangement with TV Azteca, S.A. de C.V. ("TV Azteca"), Mexico's second largest television network. Under this agreement, the Company will receive, over a three-year period beginning in July 1999, $3,500 of advertising time on TV Azteca's networks (which amounts shall be based on rates actually charged to similarly situated clients of TV

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

12. CLASS A CONVERTIBLE PREFERRED SHARES (CONTINUED)

Azteca at the time), in return for 355,478 shares of Class A Convertible Preferred Shares issued on August 31, 1999 at the same price per share as in the July 1999 private placement. At September 30, 1999, approximately $2,500 of prepaid advertising was included in other assets in the accompanying consolidated balance sheet. In addition, as of September 30, 1999, TV Azteca has not provided any advertising time on its network to the Company relating to this agreement.

13. COMMITMENTS AND CONTINGENCIES

    The Company has entered into a strategic alliance, for a term of two years with renewal options, with a renowned baseball player whereby such baseball player granted the Company the exclusive right to utilize such player's name, likeness or any derivative thereof via the Internet within the Company's web sites for the development of joint marketing campaigns, promotions, research and e-commerce operations. The Company will pay this baseball player $1,000 cash in four installments of $250. As of September 30, 1999, $750 remained to be paid in future installments. In addition, the Company has committed to grant such baseball player 25,000 common shares of the Company to be distributed on or about the date of the initial public offering and also on or before January 31, 2001, such baseball player will be entitled to purchase an additional 25,000 common shares at the closing price on January 29, 2001 or the prior day if that one is a holiday, less 25%. Approximately $1,375 is included in Other Assets and $1,125 is included in Accrued and other liabilities in the accompanying consolidated balance sheet as of September 30, 1999 to account for all of the provisions of this alliance. The Other Asset will be amortized on a straight-line basis over a two-year period. The initial amount of the discount will be remeasured, on a quarterly basis, based on the fair value of the common shares at the time that such shares are issued.

    The Company has entered into employment agreements with various members of senior management for periods extending for three years. Minimum annual compensation approximates $1,024 in the aggregate.

    The Company leases telecommunication links with rental commitments of approximately $215 through July 2000.


    The Company leases several facilities under non-cancellable leases for varying periods through May 2004. Some of the Company's directors have from time to time guaranteed short-term indebtedness or other liabilities of the Company. Mr. Vivo and Mr. Verdaguer personally guaranteed payment of the monthly rent for our current headquarters in Buenos Aires ($84) per year, as well as rental of our new headquarters in Buenos Aires ($228 per year).


    Rent expense for these operating leases was approximately $20, $144 and $272 for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, respectively.

                        EL SITIO, INC. AND SUBSIDIARIES

        (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Future minimum payments under the various operating leases are as follows:

YEAR ENDED DECEMBER 31,
-----------------------
1999........................................................   $  533
2000........................................................      455
2001........................................................      418
2002........................................................      418
2003 and thereafter.........................................      611
                                                               ------
Total minimum lease payments................................   $2,435
                                                               ======

14. SUBSEQUENT EVENTS

    FRAMEWORK AGREEMENT WITH IMPSAT CORPORATION--On August 4, 1999, the Company entered into a framework agreement with IMPSAT Corporation ("IMPSAT") for the purchase of IMPSAT's retail dial-up access customers in Argentina, Brazil and Colombia for $21,500 (subject to adjustment based on the number of subscribers actually acquired by the Company) and the related sale of 3,070,615 Class A Convertible Preferred Shares of the Company for $21,500. In connection with these transactions, El Sitio will also enter into telecommunications services agreements with IMPSAT or its subsidiaries under which it will provide El Sitio with telecommunication infrastructure to access the Internet.


    The transactions contemplated by the framework agreement are subject to the negotiation of definitive documentation and various other conditions, including governmental approvals, and accordingly, there can be no assurance that these transactions will be completed. Subject to the satisfaction of these conditions, the transactions are expected to be consummated by the end of 1999. Effective October 7, 1999, the transaction for the Brazil retail dial-up access business was closed for $12,300. Effective November 5, 1999, the transaction for the Argentina retail dial-up access business was closed for $6,200.


    SHARE OPTIONS--On November 1, 1999, the Company granted additional share options for 1,030,200 common shares to employees at an exercise price of $9.00 per share. In connection with the granting of these share options, the Company will record total deferred share-based compensation of approximately $3,091 in the fourth quarter of 1999.

    PRIVATE PLACEMENT--In mid-November 1999, the Company completed a private placement of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. The Class B convertible preferred shares have an annual dividend rate of 8%. Each Class B convertible preferred share will automatically convert, on the date six months after the closing date of this offering, into one common share. The discount between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share will be amortized as a deemed dividend during the same six-month period.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of IMPSAT Corporation:

    We have audited the accompanying statement of historical net assets to be sold in connection with IMPSAT Corporation's retail dial-up access business in Argentina, Brazil and Colombia as of September 30, 1999. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    The accompanying statement of historical net assets to be sold by IMPSAT Corporation was prepared for inclusion in the Form F-1 of El Sitio, Inc. on the basis of presentation as described in Note 2, and is not intended to be a complete presentation of the financial position of IMPSAT Corporation.

    In our opinion, such statement presents fairly, in all materials respects, the historical net assets to be sold in connection with IMPSAT Corporation's retail dial-up access business in Argentina, Brazil and Colombia at September 30, 1999 on the basis of presentation as described in Note 2, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida
October 28, 1999 (November 5, 1999
as to the second sentence in Note 3)

                               IMPSAT CORPORATION

(COMPRISING IMPSAT CORPORATION'S RETAIL DIAL-UP ACCESS BUSINESSES IN ARGENTINA,
                              BRAZIL AND COLOMBIA)
      STATEMENT OF HISTORICAL NET ASSETS TO BE SOLD BY IMPSAT CORPORATION

            AS OF SEPTEMBER 30, 1999 (IN THOUSANDS OF U.S. DOLLARS)

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
ASSETS
PROPERTY AND EQUIPMENT, NET.................................      $116
LESS: ACCRUED SALARIES--BRAZIL..............................       (56)
                                                                  ----
TOTAL HISTORICAL NET ASSETS TO BE SOLD BY IMPSAT
  CORPORATION...............................................      $ 60
                                                                  ====

      See notes to statement of historical net assets to be sold by Impsat
                                  Corporation.

                               IMPSAT CORPORATION

           NOTES TO STATEMENT OF HISTORICAL NET ASSETS TO BE SOLD BY
                               IMPSAT CORPORATION

                            AS OF SEPTEMBER 30, 1999

               (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

1. BACKGROUND

    On August 4, 1999, IMPSAT Corporation ("IMPSAT") entered into a framework agreement with El Sitio, Inc. ("El Sitio") for the sale of IMPSAT's retail dial-up access customers in Argentina, Brazil and Colombia for approximately $21,500 and the related purchase by IMPSAT of 3,070,615 of El Sitio's Class A convertible preferred shares for $21,500. In connection with these transactions, El Sitio will also enter into telecommunications services agreements with subsidiaries of IMPSAT under which they will provide El Sitio with telecommunications infrastructure. The transactions contemplated by the framework agreement are subject to the negotiation of definitive documentation and various other conditions, including governmental approvals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The retail dial-up access business (the "Business") is not a "stand-alone" division or subsidiary of IMPSAT and was not generally accounted for separately. As a result, the distinct and separate accounts necessary to present an individual balance sheet, income statement and cash flow statement of the Business have not been maintained. The financial information presented is limited to the statement of assets to be sold by IMPSAT and it is not intended to present the financial position of the Business.

    The statement of historical net assets to be sold include property and equipment and certain accrued liabilities being acquired in accordance with the contractual terms. Property and equipment consist of computer and office equipment in Brazil and is recorded at cost. Depreciation is calculated using the straight line method over the useful life which range from five to ten years. Accumulated depreciation amounted to $130 at September 30, 1999.

3. SUBSEQUENT EVENTS

    Effective October 7, 1999, the Brazil sale was completed at a sale price of $12,300. Effective November 5, 1999, the Argentina sale was completed at a sale price of $6,200. The Colombia sale, which is subject to governmental approvals, is expected to be completed before the end of 1999.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of IMPSAT S.A.:

    We have audited the accompanying statements of net revenues and direct costs and expenses of IMPSAT S.A.'s retail dial-up access business in Argentina (the "Business"), for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999. These statements of net revenues and direct costs and expenses are the responsibility of IMPSAT S.A.'s management. Our responsibility is to express an opinion on these statements of net revenues and direct costs and expenses based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net revenues and direct costs and expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net revenues and direct costs and expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of net revenues and direct costs and expenses presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 to the statements of net revenues and direct costs and expenses, the Business comprises IMPSAT S.A.'s retail dial-up access business in Argentina based on management's estimates. As a result, the net revenues and direct costs and expenses of the Business may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

    In our opinion, the statements of net revenues and direct costs and expenses present fairly, in all material respects, the net revenues and direct costs and expenses of the Business for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE
Buenos Aires, Argentina
November 5, 1999

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN ARGENTINA)

            STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               YEAR ENDED          NINE MONTHS ENDED
                                                              DECEMBER 31,           SEPTEMBER 30,
                                                           -------------------   ----------------------
                                                             1997       1998        1998         1999
                                                           --------   --------   -----------   --------
                                                                                 (UNAUDITED)
NET REVENUES.............................................   $2,634     $2,982       $2,298      $2,880
                                                            ------     ------       ------      ------
DIRECT COSTS AND EXPENSES:
  Product, content and technology........................    1,573      1,851        1,421       1,802
  Marketing and sales....................................      477        479          346         332
                                                            ------     ------       ------      ------
Total direct costs and expenses..........................    2,050      2,330        1,767       2,134
                                                            ------     ------       ------      ------
EXCESS OF NET REVENUES OVER DIRECT COSTS AND EXPENSES....   $  584     $  652       $  531      $  746
                                                            ======     ======       ======      ======

     See notes to statements of net revenues and direct costs and expenses.

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN ARGENTINA)

       NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES

                         (IN THOUSANDS OF U.S. DOLLARS)

1. OPERATIONS

    On August 4, 1999, El Sitio, Inc. ("El Sitio") entered into a framework agreement with IMPSAT Corporation ("IMPSAT") for the purchase of IMPSAT's retail dial-up access customers in Argentina, Brazil and Colombia for approximately $21,500 and the related purchase by IMPSAT of 3,070,615 of El Sitio's Class A convertible preferred shares for $21,500. In connection with these transactions, El Sitio will also enter into a telecommunications services agreement with IMPSAT under which it will provide El Sitio with telecommunications infrastructure.

    Effective November 5, 1999, the transaction for the Argentina retail dial-up business was closed for $6,200.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The retail dial-up access business in Argentina (the "Business") was part of the total Internet services provided by IMPSAT S.A., which also included dial-up access to corporate customers. The Business was not a "stand-alone" division or subsidiary of IMPSAT S.A. and was not generally accounted for separately. As a result, the distinct and separate accounts necessary to present an individual balance sheet, income statement and cash flow statement of the Business have not been maintained. The Business did not maintain its own stand-alone treasury, legal, financial, information systems and other similar corporate support functions. The financial information presented is limited to the statement of net revenues and direct costs and expenses.

    REVENUES--The retail dial-up access business represented 60% of IMPSAT's S.A.'s total revenues associated with Internet services for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 64% for the nine months ended September 30, 1999. These percentages were calculated based on information derived from the general ledger accounts as follows: actual revenues for retail dial-up and corporate dial-up accounts were specifically identified and then the revenues for corporate accounts were subtracted from total actual revenues, resulting in net revenues associated with retail dial-up customers.

    DIRECT COSTS AND EXPENSES--IMPSAT S.A.'s management allocated direct costs and expenses (other than credit card fees and bad debt expenses) to the retail dial-up access business based on the proportionate share of retail dial-up revenues to total Internet revenues.

    Credit card fee and bad debt expenses associated with the retail dial-up access business were specifically identified based upon billing and customer information provided by IMPSAT S.A.'s management information system.

    These allocations were based on, among other things, subscriber statistics and the shared use by the retail dial-up and corporate dial-up portions of IMPSAT S.A.'s assets and resources such as the following: call center, technical and sales and marketing personnel; equipment such as servers, routers and modems; and supplies. These allocations are believed to be reasonable under the circumstances. However, the Business may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

    The same allocation methodologies were used for each of the financial years and periods presented in these statements.

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN ARGENTINA)

 NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES (CONTINUED)

                         (IN THOUSANDS OF U.S. DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    A statement of cash flow is not being presented as the Business does not maintain its own cash accounts and components, such as the changes in working capital, are not available to prepare the cash flow information.

    INTERIM FINANCIAL INFORMATION--The unaudited statement of net revenues and direct costs and expenses for the nine months ended September 30, 1998 has been prepared on the same basis as the audited annual statements of net revenues and direct costs and expenses. In the opinion of management, such unaudited statement of net revenues and direct costs and expenses includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results of operations to be expected for the full fiscal year or for any future period.

    REVENUE RECOGNITION--Revenues represent month-to-month subscriptions for pre-paid and per-minute usage of access levels. Subscription revenues are recognized over the period that services are provided.

    USE OF ESTIMATES--The preparation of the statements of net revenues and direct costs and expenses in conformity with generally accepted accounting principles in the United States requires management to make certain estimates and assumptions that effect the amounts of the reported amounts of net revenues and direct costs and expenses during the reporting period. Actual results could differ from those estimates.

3. PRODUCT, CONTENT AND TECHNOLOGY

                                                                            NINE MONTHS      NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED            ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,    SEPTEMBER 30,
DESCRIPTION                                      1997           1998            1998             1999
-----------                                  ------------   ------------   --------------   --------------
                                                                            (UNAUDITED)
Telecommunication links....................     $  362         $  674          $  509           $  954
Personnel costs............................        869            645             490              539
Depreciation and amortization..............         93            149              96              154
Installation costs.........................         32            186             185               37
Supplies and other costs...................        217            197             141              118
                                                ------         ------          ------           ------
                                                $1,573         $1,851          $1,421           $1,802
                                                ======         ======          ======           ======

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN ARGENTINA)

 NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES (CONTINUED)

                         (IN THOUSANDS OF U.S. DOLLARS)

4. MARKETING AND SALES

                                                                            NINE MONTHS      NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED            ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,    SEPTEMBER 30,
DESCRIPTION                                      1997           1998            1998             1999
-----------                                  ------------   ------------   --------------   --------------
                                                                            (UNAUDITED)
Advertising and promotion..................      $220           $323            $231             $203
Credit card fees...........................        57            106              77               73
Bad debt expense...........................       200             50              38               56
                                                 ----           ----            ----             ----
                                                 $477           $479            $346             $332
                                                 ====           ====            ====             ====

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of MANDIC INTERNET LTDA.:

    We have audited the accompanying statements of net revenues and direct costs and expenses of MANDIC INTERNET LTDA.'s (formerly known as MANDIC.COM LTDA.) retail dial-up access business in Brazil (the "Business") for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999. These statements of net revenues and direct costs and expenses are the responsibility of MANDIC INTERNET LTDA.'s management. Our responsibility is to express an opinion on these statements of net revenues and direct costs and expenses based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net revenues and direct costs and expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net revenues and direct costs and expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of net revenues and direct costs and expenses presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 to the statements of net revenues and direct costs and expenses, the Business comprises MANDIC INTERNET LTDA.'s retail dial-up access business in Brazil. Direct costs and expenses included in the statements of net revenues and direct costs and expenses have been allocated to the retail dial-up access business based on the proportionate share of retail dial-up revenues. As a result, the net revenues and direct costs and expenses of the Business may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

    In our opinion, the statements of net revenues and direct costs and expenses present fairly, in all material respects, the net revenues and direct costs and expenses of the Business for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Sao Paulo, Brazil
November 5, 1999

           MANDIC INTERNET LTDA. (FORMERLY KNOWN AS MANDIC.COM LTDA.) (COMPRISING MANDIC.INTERNET LTDA.'S RETAIL DIAL-UP ACCESS BUSINESS IN BRAZIL)

            STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                              YEAR ENDED          NINE MONTHS ENDED
                                                             DECEMBER 31,           SEPTEMBER 30,
                                                          -------------------   ----------------------
                                                            1997       1998        1998         1999
                                                          --------   --------   -----------   --------
                                                                                (UNAUDITED)
NET REVENUES............................................   $7,033    $11,394       $8,031      $5,766
                                                           ------    -------       ------      ------
DIRECT COSTS AND EXPENSES:
  Cost of services......................................    3,259      6,157        4,708       3,590
  Marketing and sales...................................    1,781      1,423          910       1,029
  Corporate, general and administrative.................    1,286      2,128        1,389         657
                                                           ------    -------       ------      ------
    Total direct costs and expenses.....................    6,326      9,708        7,007       5,276
                                                           ------    -------       ------      ------
EXCESS OF NET REVENUES OVER DIRECT COSTS AND EXPENSES...   $  707    $ 1,686       $1,024      $  490
                                                           ======    =======       ======      ======

     See notes to statements of net revenues and direct costs and expenses.

           MANDIC INTERNET LTDA. (FORMERLY KNOWN AS MANDIC.COM LTDA.) (COMPRISING MANDIC.INTERNET LTDA.'S RETAIL DIAL-UP ACCESS BUSINESS IN BRAZIL)

       NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES

                         (IN THOUSANDS OF U.S. DOLLARS)

1. OPERATIONS

    On August 4, 1999, El Sitio, Inc. ("El Sitio") entered into a framework agreement with IMPSAT Corporation ("IMPSAT") for the purchase of IMPSAT's retail dial-up access customers in Argentina, Brazil and Colombia for approximately $21,500 and the related purchase by IMPSAT of 3,070,615 of El Sitio's Class A convertible preferred shares for $21,500. In connection with these transactions, El Sitio has also entered into a telecommunications services agreement with an affiliate of IMPSAT under which it will provide El Sitio with telecommunications infrastructure.

    Effective October 6, 1999, the transaction for the Brazil retail dial-up access business was closed for $12,300.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The retail dial-up access business in Brazil (the "Business") is not a "stand-alone" division or subsidiary of MANDIC
INTERNET LTDA. and was not generally accounted for separately. As a result, the distinct and separate accounts necessary to present an individual balance sheet, income statement and cash flow statement of the Business have not been maintained. The Business does not maintain its own stand-alone treasury, legal, financial, information systems and other similar corporate support functions. The financial information presented is limited to the statement of net revenues and direct costs and expenses.

    For purposes of preparing these statements, revenues of MANDIC INTERNET LTDA's retail dial up access businesses were specifically identified and obtained from the general ledger. Direct costs and expenses associated with MANDIC INTERNET LTDA.'s dial-up access businesses have been allocated to the Business as follows:

    COST OF SERVICES:

    - telecommunications services expenses reflect direct expenses paid for telecommunication links to EMBRATEL, a telecommunications services provider. These expenses will be equivalent to El Sitio's cost of telecommunication links under El Sitio's new service agreement with a subsidiary of IMPSAT for Brazil;

    - salaries and wages were allocated to the retail dial-up access business based on the number of managers and employees responsible for the retail dial-up access business, as a percentage of the total number of managers and employees employed in the entire (i.e., retail plus corporate) dial-up access business of IMPSAT in Brazil; and

    - expenses relating to the call center were specifically identified and obtained from the general ledger.

    MARKETING AND SALES:

    - credit card fees were specifically identified and obtained from the general ledger; and

    - advertising expenses for the Business were based on management's good-faith estimates.

           MANDIC INTERNET LTDA. (FORMERLY KNOWN AS MANDIC.COM LTDA.) (COMPRISING MANDIC.INTERNET LTDA.'S RETAIL DIAL-UP ACCESS BUSINESS IN BRAZIL)

 NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES (CONTINUED)

                         (IN THOUSANDS OF U.S. DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    CORPORATE, GENERAL AND ADMINISTRATIVE:

    - depreciation and amortization expense was computed based on the assets specifically identified by management as being used in the retail dial-up access business;

    - outsourced services were specifically identified and obtained from the general ledger; and

    - rent, utilities and services were allocated based on the space utilized by the retail dial-up access business, as a percentage of the total space used by the entire (i.e., retail plus corporate) dial-up access business.

    Of total retail dial-up access direct costs and expenses for Brazil, approximately 47% were directly obtained from the general ledger for 1997, 68% in 1998, 63% in the nine months ended September 30, 1998 and 60% in the nine months ended September 30, 1999. MANDIC INTERNET LTDA.'s retail dial-up operations in Brazil accounts for approximately 52,000 of the approximately 73,000 retail dial-up access customers which El Sitio is acquiring from IMPSAT. However, the Business may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

    The same allocation methodologies were used for each of the financial years and periods presented in these statements.

    A statement of cash flow is not being presented as the Business does not maintain its own cash accounts and components, such as the changes in working capital, are not available to prepare the cash flow information.

    INTERIM FINANCIAL INFORMATION--The unaudited statement of net revenues and direct costs and expenses for the nine months ended September 30, 1998 has been prepared on the same basis as the audited annual statement of net revenues and direct costs and expenses. In the opinion of management, such unaudited annual statement of net revenues and direct costs and expenses includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. The operating results for the nine months ended September 30, 1998 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

    REVENUE RECOGNITION--Revenues represent month-to-month subscriptions for pre-paid and per-minute usage of access levels. Subscription revenues are recognized over the period that services are provided.

    USE OF ESTIMATES--The preparation of the statements of net revenues and direct costs and expenses in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that effect the amounts of the reported amounts of net revenues and direct costs and expenses during the reporting period. Actual results could differ from those estimates.

           MANDIC INTERNET LTDA. (FORMERLY KNOWN AS MANDIC.COM LTDA.) (COMPRISING MANDIC.INTERNET LTDA.'S RETAIL DIAL-UP ACCESS BUSINESS IN BRAZIL)

 NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES (CONTINUED)

                         (IN THOUSANDS OF U.S. DOLLARS)

3. COST OF SERVICES

                                                                            NINE MONTHS     NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED           ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
DESCRIPTION                                      1997           1998           1998            1999
-----------                                  ------------   ------------   -------------   -------------
                                                                            (UNAUDITED)
Telecommunications services................     $2,221         $4,122          $3,125          $2,070
Salaries and wages.........................      1,038          1,378           1,108             994
Call center................................         --            657             475             526
                                                ------         ------          ------          ------
    Total..................................     $3,259         $6,157          $4,708          $3,590
                                                ======         ======          ======          ======

4. MARKETING AND SALES

                                                                            NINE MONTHS      NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED            ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,    SEPTEMBER 30,
DESCRIPTION                                      1997           1998            1998             1999
-----------                                  ------------   ------------   --------------   --------------
                                                                            (UNAUDITED)
Credit card fees...........................     $   --         $  439           $279            $  283
Advertising................................      1,781            984            631               746
                                                ------         ------           ----            ------
    Total..................................     $1.781         $1,423           $910            $1,029
                                                ======         ======           ====            ======

5. CORPORATE, GENERAL AND ADMINISTRATIVE

                                                                            NINE MONTHS      NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED            ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,    SEPTEMBER 30,
DESCRIPTION                                      1997           1998            1998             1999
-----------                                  ------------   ------------   --------------   --------------
                                                                            (UNAUDITED)
Depreciation and amortization..............     $   42         $   73          $   50            $ 55
Outsourced services........................        749          1,404             554             288
Rent expenses..............................        154            125             449              49
Utilities and services.....................        119            155              91              99
Other expenses.............................        222            371             245             166
                                                ------         ------          ------            ----
    Total..................................     $1,286         $2,128          $1,389            $657
                                                ======         ======          ======            ====

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of IMPSAT S.A.:

    We have audited the accompanying statements of net revenues and direct costs and expenses of IMPSAT S.A.'s retail dial-up access business in Colombia (the "Business") for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999. These statements of net revenues and direct costs and expenses are the responsibility of IMPSAT S.A.'s management. Our responsibility is to express an opinion on these statements of net revenues and direct costs and expenses based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net revenues and direct costs and expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net revenues and direct costs and expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of net revenues and direct costs and expenses presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2 to the statements of net revenues and direct costs and expenses, the Business comprises IMPSAT S.A.'s retail dial-up access business in Colombia. Costs incurred directly are included in the statements of net revenues and direct costs and expenses and operating expenses have been allocated to the retail dial-up access business based on management's estimates. As a result, the net revenues and direct costs and expenses of the Business may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

    In our opinion, the statements of net revenues and direct costs and expenses present fairly, in all material respects, the net revenues and direct costs and expenses of the Business for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE
Santafe de Bogota, Colombia
November 4, 1999

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN COLOMBIA)

            STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES

                         (IN THOUSANDS OF U.S. DOLLARS)

                                                               YEAR ENDED          NINE MONTHS ENDED
                                                              DECEMBER 31,           SEPTEMBER 30,
                                                           -------------------   ----------------------
                                                             1997       1998        1998         1999
                                                           --------   --------   -----------   --------
                                                                                 (UNAUDITED)
NET REVENUES.............................................   $1,817     $2,131       $1,741      $1,371
                                                            ------     ------       ------      ------
DIRECT COSTS AND EXPENSES:
  Product, content and technology........................      871      1,424        1,015       1,035
  Marketing and sales....................................      137        239          189          96
  Corporate, general and administrative..................      283        406          302         318
                                                            ------     ------       ------      ------
Total direct costs and expenses..........................    1,291      2,069        1,506       1,449
                                                            ------     ------       ------      ------
EXCESS (DEFICIENCY) OF NET REVENUES OVER DIRECT COSTS AND
  EXPENSES...............................................   $  526     $   62       $  235      $  (78)
                                                            ======     ======       ======      ======

     See notes to statements of net revenues and direct costs and expenses.

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN COLOMBIA)

       NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES

                         (IN THOUSANDS OF U.S. DOLLARS)

1. OPERATIONS

    On August 4, 1999, El Sitio, Inc. ("El Sitio") entered into a framework agreement with IMPSAT Corporation ("IMPSAT") for the purchase of IMPSAT's retail dial-up access customers in Argentina, Brazil and Colombia for $21,500 and the related purchase by IMPSAT of 3,070,615 Class A Convertible Preferred Shares of El Sitio for $21,500. In connection with these transactions, El Sitio will also enter into a telecommunications services agreement with an affiliate of IMPSAT under which it will provide El Sitio with telecommunications infrastructure.

    The closing of the acquisition of retail dial-up access customers of IMPSAT in Colombia is subject to the negotiation of definitive documentation and various other conditions, including governmental approvals, and accordingly, there can be no assurance that this transaction will be completed. Subject to the satisfaction of these conditions, the transaction is expected to be consummated by the end of 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The retail dial-up access business in Colombia (the "Business") is not a "stand-alone" division or subsidiary of IMPSAT S.A. and was not generally accounted for separately. As a result, the distinct and separate accounts necessary to present an individual balance sheet, income statement and cash flow statement of the Business have not been maintained. The Business does not maintain its own stand-alone treasury, legal, financial, information systems and other similar corporate support functions. The financial information presented is limited to the statement of net revenues and direct costs and expenses.

    For purposes of preparing these statements, revenues of IMPSAT S.A.'s retail dial-up access business were specifically identified and obtained from the general ledger. Product, content and technology costs were also specifically identified and obtained from the general ledger. Operating expenses such as marketing and sales and corporate, general and administrative associated with IMPSAT S.A.'s retail dial-up access business have been allocated based on management's estimates.

    Product, content and technology expenses accounted for 67% of expenses in Colombia in 1997, 68% in 1998, 67% in the nine months ended September 30, 1998 and 71% in the nine months ended September 30, 1999.

    IMPSAT S.A.'s management allocated other direct costs and expenses related to the Business based on the proportionate share of retail Internet revenue to total Internet revenue. These allocations are based on, among other things, subscriber statistics and the shared use by the retail dial-up and corporate dial-up portions of IMPSAT S.A.'s assets and resources such as the following: call center, technical and sales and marketing personnel; equipment such as servers, routers and modems; and supplies. These allocations are believed to be reasonable under the circumstances. However, the Business' may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

    The same allocation methodologies were used for each of the financial years and periods presented in these statements.

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN COLOMBIA)

 NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES (CONTINUED)

                         (IN THOUSANDS OF U.S. DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    A statement of cash flow is not being presented as the Business does not maintain its own cash accounts and components, such as the changes in working capital, are not available to prepare the cash flow information.

    INTERIM FINANCIAL INFORMATION--The unaudited statement of net revenues and direct costs and expenses for the nine months ended September 30, 1998 has been prepared on the same basis as the audited annual statements of net revenues and direct costs and expenses. In the opinion of management, such unaudited statement of net revenues and direct costs and expenses includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such period. The operating results for the nine months ended September 30, 1998 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

    REVENUE RECOGNITION--Revenues represent month-to-month subscriptions for pre-paid and per-minute usage of access levels. Subscription revenues are recognized over the period that services are provided.

    CURRENCY TRANSLATIONS--The statements of net revenues and direct costs and expenses of the Company contain currency translations of Colombian peso amounts to U.S. dollars at the exchange rate at the date of the transactions reported by the Superintendency of Banking. No representation is made that the Colombian peso amounts have been, could have been, or could be converted into U.S. dollars, at such a rate or any other rate.

    USE OF ESTIMATES--The preparation of the statements of net revenues and direct costs and expenses in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that effect the amounts of the reported amounts of net revenues and direct costs and expenses during the reporting period. Actual results could differ from those estimates.

3. PRODUCT, CONTENT AND TECHNOLOGY

                                                                            NINE MONTHS     NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED           ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
DESCRIPTION                                      1997           1998           1998            1999
-----------                                  ------------   ------------   -------------   -------------
                                                                            (UNAUDITED)
Maintenance................................      $283          $  599          $  450          $  402
Satellite capacity.........................       398             612             443             498
Telephone..................................       105             116              35              84
Communications fee surcharge...............        85              97              87              51
                                                 ----          ------          ------          ------
    Total..................................      $871          $1,424          $1,015          $1,035
                                                 ====          ======          ======          ======

                                  IMPSAT S.A.
     (COMPRISING IMPSAT S.A.'S RETAIL DIAL-UP ACCESS BUSINESS IN COLOMBIA)

 NOTES TO STATEMENTS OF NET REVENUES AND DIRECT COSTS AND EXPENSES (CONTINUED)

                         (IN THOUSANDS OF U.S. DOLLARS)

4. MARKETING AND SALES

                                                                            NINE MONTHS     NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED           ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
DESCRIPTION                                      1997           1998           1998            1999
-----------                                  ------------   ------------   -------------   -------------
                                                                            (UNAUDITED)
Marketing and promotion....................      $131           $191            $153            $50
Credit card fees...........................         6             48              36             46
                                                 ----           ----            ----            ---
    Total..................................      $137           $239            $189            $96
                                                 ====           ====            ====            ===

5. CORPORATE, GENERAL AND ADMINISTRATIVE

                                                                            NINE MONTHS     NINE MONTHS
                                              YEAR ENDED     YEAR ENDED        ENDED           ENDED
                                             DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
DESCRIPTION                                      1997           1998           1998            1999
-----------                                  ------------   ------------   -------------   -------------
                                                                            (UNAUDITED)
Salaries and wages.........................      $172           $170            $127            $137
Other general and administrative...........        94            181             136             131
Depreciation and amortization..............        17             55              39              50
                                                 ----           ----            ----            ----
    Total..................................      $283           $406            $302            $318
                                                 ====           ====            ====            ====

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

    The following sets forth unaudited pro forma consolidated financial information for our company at September 30, 1999 and for the year ended December 31, 1998 and the nine months ended September 30, 1999 giving effect to
(i) our completed and pending acquisitions of the retail dial-up access customers in Argentina, Brazil and Colombia from IMPSAT Corporation for approximately $21.5 million in the aggregate and the related purchase by IMPSAT Corporation of 3,070,615 Class A convertible preferred shares for $21.5 million and (ii) our private placement in mid-November 1999 of 1,111,111 Class B convertible preferred shares for an aggregate purchase price of $10.0 million in cash.

    The pro forma financial information assumes that the above transactions had been completed at January 1, 1998 and January 1, 1999 in the case of the pro forma statement of operations data for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively, and at September 30, 1999 in the case of the pro forma balance sheet data.

    The pro forma financial information does not purport to present our financial condition or results of operations had these transactions occurred on those dates and is not necessarily indicative of our results of operations for future periods.

    The historical financial information for our company and for the dial-up access customers in Argentina, Brazil and Colombia of IMPSAT Corporation has been derived from the financial statements included in this prospectus. The pro forma adjustments relating to the acquisition of these retail dial-up access customers are based upon available information and assumptions that we consider reasonable under the circumstances. Final adjustments could differ from these adjustments.

                       PRO FORMA STATEMENT OF OPERATIONS

                                                          NINE MONTHS ENDED SEPTEMBER 30, 1999
                           --------------------------------------------------------------------------------------------------
                                                   RETAIL DIAL-UP ACCESS
                                         ------------------------------------------               PRO FORMA
                             ACTUAL      ARGENTINA    BRAZIL    COLOMBIA    TOTAL      TOTAL     ADJUSTMENTS       PRO FORMA
                           -----------   ---------   --------   --------   --------   --------   -----------      -----------
                                            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
NET REVENUES.............  $     1,524    $2,880      $5,766     $1,371    $10,017    $ 11,541                    $    11,541
COSTS AND EXPENSES:
  Product, content and
    technology...........        3,181     1,802       3,590      1,035      6,427       9,608                          9,608
  Marketing and sales....        7,157       332       1,029         96      1,457       8,614                          8,614
  Corporate, general and
    administrative.......        3,736        --         657        318        975       4,711         75(b)            4,786
  Depreciation and
    amortization.........          336        --          --         --         --         336      3,225(c)            3,561
  Share-based
    compensation.........          499        --          --         --         --         499                            499
                           -----------    ------      ------     ------    -------    --------                    -----------
  Total costs and
    expenses.............       14,909     2,134       5,276      1,449      8,859      23,768                         27,068
                           -----------    ------      ------     ------    -------    --------                    -----------
  Operating income
    (loss)...............      (13,385)      746         490        (78)     1,158     (12,227)                       (15,527)
OTHER INCOME (EXPENSES)
  Interest income
    (expense), net.......          264        --          --         --         --         264                            264
  Foreign exchange
    income...............            5        --          --         --         --           5                              5
  Other income (expense),
    net..................           (3)       --          --         --         --          (3)                            (3)
                           -----------    ------      ------     ------    -------    --------                    -----------
  Total other income
    (expense)............          266        --          --         --         --         266                            266
                           -----------    ------      ------     ------    -------    --------                    -----------
NET LOSS BEFORE DIVIDENDS
  ON CLASS A AND CLASS B
  CONVERTIBLE PREFERRED
  SHARES.................      (13,119)      746         490        (78)     1,158     (11,961)                       (15,261)
Dividends on Class A and                                                                            1,290(e)
  Class B convertible                                                                                 600(f)
  preferred shares.......          784        --          --         --         --         784      3,333(h)            6,007
                           -----------    ------      ------     ------    -------    --------                    -----------
NET LOSS ATTRIBUTABLE TO
  COMMON SHAREHOLDERS....  $   (13,903)   $  746      $  490     $  (78)   $ 1,158    $(12,745)                   $   (21,268)
                           ===========    ======      ======     ======    =======    ========                    ===========
NET LOSS PER COMMON
  SHARE:
Basic and diluted........  $     (1.18)                                                                           $     (1.81)
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES:
Basic and diluted........   11,777,516                                                                             11,777,516

                                                               YEAR ENDED DECEMBER 31, 1998
                             ------------------------------------------------------------------------------------------------
                                                    RETAIL DIAL-UP ACCESS
                                          ------------------------------------------               PRO FORMA
                               ACTUAL     ARGENTINA    BRAZIL    COLOMBIA    TOTAL      TOTAL     ADJUSTMENTS      PRO FORMA
                             ----------   ---------   --------   --------   --------   --------   -----------      ----------
                                             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
NET REVENUES...............  $      780    $2,982     $11,394     $2,131     16,507    $17,287                     $   17,287
COSTS AND EXPENSES:
  Product, content and
    technology.............       1,556     1,851       6,157      1,424      9,432     10,988                         10,988
  Marketing and sales......         674       479       1,423        239      2,141      2,815                          2,815
  Corporate, general and
    administrative.........       1,940        --       2,128        406      2,534      4,474         100(b)           4,574
  Depreciation and
    amortization...........         107        --          --         --         --        107       4,300(c)           4,407
                             ----------    ------     -------     ------     ------    -------                     ----------
  Total costs and
    expenses...............       4,277     2,330       9,708      2,069     14,107     18,384                         22,784
                             ----------    ------     -------     ------     ------    -------                     ----------
  Operating income
    (loss).................      (3,497)      652       1,686         62      2,400     (1,097)                        (5,497)
OTHER INCOME (EXPENSES)
  Interest income
    (expense), net.........         (42)       --          --         --         --        (42)                           (42)
  Foreign exchange loss....         (44)       --          --         --         --        (44)                           (44)
  Other income (expense),
    net....................          66        --          --         --         --         66                             66
                             ----------    ------     -------     ------     ------    -------                     ----------
  Total other income
    (expense)..............         (20)                                                   (20)                           (20)
                             ----------    ------     -------     ------     ------    -------                     ----------
NET LOSS BEFORE DIVIDENDS
  ON CLASS A AND CLASS B
  CONVERTIBLE PREFERRED
  SHARES...................      (3,517)      652       1,686         62      2,400     (1,117)                        (5,517)
Dividends on Class A and                                                                             1,720(e)
  Class B convertible                                                                                  800(f)
  preferred shares.........          --        --          --         --         --         --       3,333(h)           5,853
                             ----------    ------     -------     ------     ------    -------                     ----------
NET LOSS ATTRIBUTABLE TO
  COMMON SHAREHOLDERS......  $   (3,517)   $  652     $ 1,686     $   62      2,400    $(1,117)                    $  (11,370)
                             ==========    ======     =======     ======     ======    =======                     ==========
NET LOSS PER COMMON SHARE:
Basic and diluted..........  $    (1.15)                                                                           $    (3.73)
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES:
Basic and diluted..........   3,050,000                                                                             3,050,000

                            PRO FORMA BALANCE SHEET
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                    AT SEPTEMBER 30, 1999
                                                            --------------------------------------
                                                                        PRO FORMA
                                                             ACTUAL    ADJUSTMENTS       PRO FORMA
                                                            --------   -----------       ---------
                                              ASSETS
CURRENT ASSETS
Cash and cash equivalents.................................  $ 24,393     (20,600)(a)     $ 34,493
                                                                          21,500 (d)
                                                                           9,200 (g)

Trade accounts receivable, net............................       976                          976
Other receivables.........................................     1,078                        1,078
Prepaid expenses..........................................       137                          137
                                                            --------                     --------
Total current assets......................................    26,584                       36,684
PROPERTY AND EQUIPMENT, NET...............................     1,878         116 (a)        1,994
LICENSES AND PERMITS, NET.................................        98                           98
OTHER ASSETS..............................................     4,560                        4,560
INTANGIBLE ASSETS--Customer base..........................        --      21,440 (a)       21,440
                                                            --------                     --------
      TOTAL ASSETS........................................  $ 33,120                     $ 64,776
                                                            ========                     ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable--trade...................................  $  2,287                     $  2,287
Unearned revenues.........................................       628                          628
Accrued and other liabilities.............................     3,405          56 (a)        3,461
Current portion of installment loans......................         7         450 (a)          457
                                                            --------                     --------
      Total current liabilities...........................     6,327                        6,833
                                                            --------                     --------
INSTALLMENT LOANS.........................................        22         450 (a)          472
                                                            --------                     --------
CLASS A CONVERTIBLE PREFERRED SHARES......................    38,327      21,500 (d)       59,827
CLASS B CONVERTIBLE PREFERRED SHARES......................                 9,200 (g)        9,200

SHAREHOLDERS' EQUITY (DEFICIT):
Common shares.............................................       126                          126
Additional paid-in-capital................................    13,943       3,333 (h)       17,276
Deferred share-based compensation.........................    (7,286)                      (7,286)
Accumulated other comprehensive income....................        95                           95
Accumulated deficit.......................................   (18,434)                     (18,434)
Discount on Class B convertible preferred shares..........        --      (3,333)(h)       (3,333)
                                                            --------                     --------
      Total shareholders' equity (deficit)................   (11,556)                     (11,556)
                                                            --------                     --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
        (DEFICIT).........................................  $ 33,120                     $ 64,776
                                                            ========                     ========

ADJUSTMENTS:

    The following are the pro forma adjustments made for purposes of the pro forma financial information:

    (a) Reflects the acquisitions of IMPSAT Corporation's retail dial-up access customers in Argentina for $6.2 million (of which $5.3 million was paid in cash with the remainder due in 24 equal monthly installments), Brazil for $12.3 million and Colombia for $3.0 million for a total purchase price of $21.5 million. The purchase price has been allocated to the assets acquired and liabilities assumed based on management's preliminary estimates of fair value. In connection with these acquisitions, we will enter into agreements for telecommunication services to be provided to us by IMPSAT Corporation or its subsidiaries.

    (b) Reflects monitoring fees of $100,000 per year payable to IMPSAT Corporation pursuant to our acquisitions of retail dial-up access customers of IMPSAT Corporation.

    (c) Reflects depreciation and amortization over five years of the fixed and intangible assets created in connection with acquisitions of retail dial-up access customers in Argentina, Brazil and Colombia from IMPSAT Corporation. The customer base will be reviewed on an ongoing basis for impairment based on comparison of carrying value against estimated undiscounted future cash flows. If an impairment is identified, the assets carrying amount will be adjusted to fair value.

    (d) Reflects the purchase of 3,070,615 Class A convertible preferred shares by IMPSAT Corporation for $21.5 million in conjunction with the acquisitions of its retail dial-up access customers in Argentina, Brazil and Colombia.

    (e) Reflects 8% dividend rate on Class A convertible preferred shares calculated as follows:

TRANSACTION                                                     AMOUNT
-----------                                                   -----------
IMPSAT Corporation purchase.................................  $21,500,000
                                                              ===========
Dividend rate per annum.....................................            8%
Annual dividend.............................................  $ 1,720,000
Nine-month dividend.........................................  $ 1,290,000

    (f) Reflects 8% dividend rate on Class B convertible preferred shares as follows:

TRANSACTION                                                     AMOUNT
-----------                                                   -----------
Private placement investors.................................  $10,000,000
                                                              ===========
Dividend rate per annum.....................................            8%
Annual dividend.............................................  $   800,000
Nine-month dividend.........................................  $   600,000

    (g) Reflects the net proceeds from the private placement in mid-November 1999 of Class B convertible preferred shares (total gross proceeds of $10.0 million less $800,000 for private placement agent fee and transaction expenses).

    (h) Reflects the recognition of the discount on sale of the Class B convertible preferred shares and the amortization of such discount over the six-month period after the closing of this offering. Each Class B convertible preferred share will automatically convert, on the date six months after the closing of this offering, into one common share. This discount is calculated as follows:


Expected initial public offering price per common share.....  $    12.00
    less: purchase price per Class B convertible preferred
      share.................................................        9.00
                                                              ----------
Discount per share..........................................  $     3.00
                                                              ==========
    Number of Class B convertible preferred shares..........   1,111,111
                                                              ----------
      Total amount of discount..............................  $3,333,333
                                                              ==========

                                8,200,000 SHARES

                                     [LOGO]

                                WWW.ELSITIO.COM

                                 COMMON SHARES

                                  ------------

                                   PROSPECTUS

                               DECEMBER   , 1999

                               -----------------


                           CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                            WIT CAPITAL CORPORATION

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the offering, all of which will be borne by us, are as follows:


SEC Registration Fee........................................  $   36,777
NASD Filing Fee and Expenses................................      24,800
NASDAQ National Market Listing Fee..........................      94,000
"Blue Sky" Fees and Expenses................................       5,000
Transfer Agent Fees.........................................      60,000
Printing and Engraving Costs................................     500,000
Legal Fees and Expenses.....................................   1,220,000
Accounting Fees.............................................     300,000
Road Show Expenses..........................................     200,000
Miscellaneous...............................................      59,423
                                                              ----------
TOTAL.......................................................  $2,500,000
                                                              ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    The International Business Companies Act, 1984 of the British Virgin Islands permits an international business company to indemnify directors and officers and permits an international business company to acquire liability insurance for directors and officers.

    Under Sections 118 through 123 of our articles of association, our company is empowered to indemnify our directors and officers as follows:

    "118. Subject to the limitations hereinafter provided, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

         (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

         (b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

    119. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

    120. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

    121. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

    122. If a person to be indemnified has been successful in defense of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

    123. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles."

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    On July 7, 1999, we completed the private placement of 6,334,004 Class A convertible preferred shares for a total purchase price of $44.4 million, consisting of 5,477,088 shares sold for $38.4 million in cash and 856,916 shares to be issued on a quarterly basis through 2001 in exchange for $6.0 million in non-cash advertising time credits. Strategic investors included Hicks, Muse, Tate & Furst Incorporated, and the Cisneros Group of Companies (through IAMP (El Sitio) Investments Ltd.) and GC Companies Inc. (through GCC Investments, LLC). Some of our initial investors purchased $6.5 million of our Class A convertible preferred shares as part of the private placement. The private placement was exempt from registration under the Securities Act in reliance upon the exemption provided by Section 4(2) under that Act.

    In August 1999, we entered into a framework agreement with IMPSAT Corporation, a leading provider of private networks of integrated data and voice communications systems in a number of countries in Latin America, to acquire its retail dial-up access customers in Argentina, Brazil and Colombia. Under this Agreement, we have acquired or will acquire these customers for an aggregate of $21.5 million. IMPSAT Corporation will, in turn, purchase a total of 3,070,615 Class A convertible preferred shares for approximately $21.5 million. The Argentine and Brazilian acquisitions were consummated in October and November 1999, respectively, and we expect to close the acquisition in Colombia in fourth quarter 1999. The sale of these shares to IMPSAT Corporation was exempt from registration under the Securities Act in reliance upon Regulation S, and in the alternative, Section 4(2) under that Act.

    In mid-November 1999, we completed a private placement of 1,111,111 Class B convertible preferred shares for a purchase price of $10.0 million in cash, or $9.00 per Class B convertible preferred share. Purchasers of the Class B convertible preferred shares consisted of Intel Atlantic, Inc., a subsidiary of Intel Corporation, and Latinvest Asset Management do Brasil, Ltda., an affiliate of Globalvest Management Company, L.P. Each Class B convertible preferred share will automatically convert, on the date six months following the closing date of this offering, into one common share. The private placement was exempt from registration under the Securities Act in reliance upon the exemption provided by
Section 4(2) under that Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS


          1.1 Form of Underwriting Agreement between El Sitio, Inc. and the underwriters

          2.1           Framework Agreement dated August 4, 1999, between IMPSAT
                        Corporation and El Sitio, Inc. (formerly, El Sitio
                        International Corporation)*

          3.1           Amended and Restated Memorandum of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation)*

          3.2           Amended and Restated Articles of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation)*

          3.3           Amended and Restated Memorandum of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation) (to be filed with the British Virgin Islands registrar of companies on the closing of the offering to which the Registration
                        Statement relates)

          3.4           Amended and Restated Articles of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation) (to be filed with the British Virgin Islands registrar of companies on the closing of the offering to which the Registration
                        Statement relates)

          4.1           Form of Common Share Certificate

          5.1           Form of Opinion of Conyers Dill & Pearman regarding validity of common shares

          8.1           Form of Opinion of Conyers Dill & Pearman as to tax matters

         10.1           Stock Purchase Agreement, dated June 21, 1999, among El
                        Sitio, Inc. (formerly, El Sitio International Corporation),
                        Washburn Enterprises, Inc., Chestnut Hill (El Sitio), LLC
                        and Ibero-American Media Partners II Ltd.*

         10.2           Form of Internet Data Services Agreement, dated June 14,
                        1999, between Exodus Communications, Inc. and El Sitio
                        U.S.A., Inc.*

         10.3           Form of Internet, Backbone and Co-location Service
                        Agreement, dated April 29, 1999, between IMPSAT Corporation
                        USA IP-Internet Backbone & Co. and El Sitio U.S.A., Inc.*

         10.4           Letter Agreement, dated February 11, 1999, between TV
                        Azteca, S.A. de C.V. and El Sitio, Inc. (formerly, El Sitio
                        International Corporation)*

         10.5           Subscription Agreement, dated August 31, 1999, between TV
                        Azteca, S.A. de C.V. and El Sitio, Inc. (formerly, El Sitio
                        International Corporation)*

         10.6 Registration Rights Agreement, dated July 2, 1999, by and among El Sitio, Inc. (formerly, El Sitio International
                        Corporation) and holders of its Class A Convertible
                        Preferred Stock*

         10.7           El Sitio International Corporation 1999 Stock Option Plan*

         10.8           Employment Agreement, dated June 18, 1999, between El Sitio,
                        Inc. (formerly, El Sitio International Corporation) and
                        Roberto Cibrian-Campoy*

         10.9           Employment Agreement, dated June 18, 1999, between El Sitio,
                        Inc. (formerly, El Sitio International Corporation) and
                        Daniel Rotsztain*

        10.10           Noncompete Agreement, dated July 2, 1999, between El Sitio,
                        Inc. (formerly, El Sitio International Corporation) and
                        Roberto Cibrian-Campoy*

        10.11           Noncompete Agreement, dated July 2, 1999, between El Sitio,
                        Inc. (formerly, El Sitio International Corporation) and
                        Daniel Rotsztain*

        10.12           Amendment No. 1 to the Stock Purchase Agreement, dated July
                        2, 1999, among El Sitio, Inc. (formerly, El Sitio
                        International Corporation), Washburn Enterprises, Inc.,
                        Chestnut Hill (El Sitio), LLC and Ibero-American Media
                        Partners II Ltd.*

        10.13           Stockholders Agreement, dated July 2, 1999 by and among the
                        Stockholders of El Sitio International Corporation*

        10.14           Quotas Purchase Agreement, dated October 6, 1999, between
                        IMPSAT Comunicacoes Ltda. and O Site Entretenimentos Ltda.*

        10.15           Internet Service Agreement, dated October 6, 1999, between
                        IMPSAT Comunicacoes Ltda. and Mandic Internet Ltda.*

        10.16           Share Purchase Agreement, dated October 6, 1999, between El
                        Sitio, Inc. and IMPSAT Corporation*

        10.17           Amendment No. 1 to Registration Rights Agreement, dated
                        October 6, 1999, among El Sitio, Inc. and the holders of its
                        Class A Convertible Preferred Stock*

        10.18           Amendment No. 1 to Stockholders Agreement, dated October 6,
                        1999, by and among IAMP (El Sitio) Investments Ltd.,
                        Washburn Enterprises Inc., GCC Investments, LLC, the Initial
                        Stockholders, and El Sitio, Inc.*

        10.19           Assignment Agreement, dated November 5, 1999, between El
                        Sitio Argentina S.A. and IMPSAT S.A.*

        10.20           Internet Service Agreement, dated November 5, 1999, between
                        El Sitio Argentina S.A. and IMPSAT S.A.*

        10.21 Reseller and Management Agreement, dated November 5, 1999, between El Sitio Argentina S.A. between El Sitio Argentina
                        S.A. and IMPSAT S.A.*

        10.22           Share Purchase Agreement, dated November 9, 1999 by and
                        among El Sitio, Inc., Intel Atlantic, Inc., and Utilitivest
                        II, L.P and Utilitivest III, L.P. (investment funds managed by Latinvest Asset Management do Brasil)

        10.23           Amended and Restated Registration Rights Agreement, dated
                        November 9, 1999 by and among El Sitio, Inc. and the holders of its Class B Convertible Preferred Stock.

        10.24           Amended and Restated Shareholders' Agreement dated
                        November 9, 1999 by and among El Sitio, Inc. and certain of its shareholders

        10.25 Warrant Acquisition Agreement, dated June 25, 1999, by and between Bear, Stearns & Co. Inc. and El Sitio, Inc.
                        (formerly El Sitio International Corporation)

        10.26           Employment Agreement, dated July 1, 1999, between El Sitio,
                        Inc. (formerly, El Sitio International Corporation) and
                        Horacio Milberg

         21.1           Subsidiaries of the Company*

         23.1           Consent of Deloitte & Touche LLP

         23.2           Consent of Deloitte & Touche, Argentina

         23.3           Consent of Deloitte Touche Tohmatsu, Brazil

         23.4           Consent of Deloitte & Touche, Colombia

         23.5           Consent of Deloitte & Touche LLP

         23.6           Consent of Conyers Dill & Pearman (contained in Exhibits
                        5.1)

         24.1 Power of Attorney for directors and officers of El Sitio, Inc.*


------------------------


*   previously filed



    (B) FINANCIAL STATEMENTS SCHEDULE.


    None.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to its Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on December 3, 1999.


                                                       EL SITIO, INC.

                                                       By:             /s/ HORACIO MILBERG
                                                            -----------------------------------------
                                                                         Horacio Milberg
                                                                     CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following person in the capacities and on the dates indicated.



                        NAME                                      TITLE                     DATE
                        ----                                      -----                     ----
                          *                            Chief Executive Officer and
     -------------------------------------------         Director (Principal          December 3, 1999
               Roberto Cibrian-Campoy                    Executive Officer)

                 /s/ HORACIO MILBERG                   Chief Financial Officer
     -------------------------------------------         (Principal Financial         December 3, 1999
                   Horacio Milberg                       Officer)

                                                       Chief Administrative
                          *                              Officer, Controller and
     -------------------------------------------         Treasurer (Principal         December 3, 1999
             Alfredo Jimenez de Arechaga                 Accounting Officer)

                          *                            Chairman of the Board of
     -------------------------------------------         Directors                    December 3, 1999
                Roberto Vivo-Chaneton

                          *                            Director
     -------------------------------------------                                      December 3, 1999
                 Guillermo Liberman

                          *                            Director
     -------------------------------------------                                      December 3, 1999
                  Ricardo Verdaguer

                          *                            Director
     -------------------------------------------                                      December 3, 1999
                   Michael Greeley

                        NAME                                      TITLE                     DATE
                        ----                                      -----                     ----
                          *                            Director
     -------------------------------------------                                      December 3, 1999
                   Michael Levitt

                          *                            Director
     -------------------------------------------                                      December 3, 1999
                   Carlos Cisneros

                          *                            Director
     -------------------------------------------                                      December 3, 1999
                  Sofia Pescarmona



*By:                   /s/ HORACIO MILBERG
             --------------------------------------
                         Horacio Milberg
                        ATTORNEY-IN-FACT

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE


    Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of El Sitio, Inc. has signed this Amendment No. 1 to the Registration Statement on Form F-1 in New York, New York on December 3, 1999.





                                            /s/ PAOLA PRADO
                                          --------------------------------------

                                          Paola Prado

                                          AUTHORIZED REPRESENTATIVE

                                 EXHIBIT INDEX


         1.1            Form of Underwriting Agreement between El Sitio, Inc. and
                        the underwriters
         2.1            Framework Agreement, dated August 4, 1999, between IMPSAT
                        Corporation and El Sitio, Inc. (formerly, El Sitio
                        International Corporation)*
         3.1            Amended and Restated Memorandum of Association of
                        El Sitio, Inc. (formerly, El Sitio International
                        Corporation)*
         3.2            Amended and Restated Articles of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation)*
         3.3            Amended and Restated Memorandum of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation) (to be filed with the British Virgin Islands registrar of companies prior to the closing of the offering to which the
                        Registration Statement relates)
         3.4            Amended and Restated Articles of Association of El Sitio,
                        Inc. (formerly, El Sitio International Corporation) (to be filed with the British Virgin Islands registrar of companies prior to the closing of the offering to which the
                        Registration Statement relates)
         4.1            Form of Common Share Certificate
         5.1            Form of Opinion of Conyers Dill & Pearman regarding validity of common shares
         8.1            Form of Opinion of Conyers Dill & Pearman as to tax matters
        10.1            Stock Purchase Agreement, dated June 21, 1999, among
                        El Sitio, Inc. (formerly, El Sitio International
                        Corporation), Washburn Enterprises, Inc., Chestnut Hill
                        (El Sitio), LLC and Ibero-American Media Partners II Ltd.*
        10.2            Form of Internet Data Services Agreement, dated June 14,
                        1999, between Exodus Communications, Inc. and El Sitio
                        U.S.A., Inc.*
        10.3            Form of Internet, Backbone and Co-location Service
                        Agreement, dated April 29, 1999, between IMPSAT Corporation
                        USA IP-Internet Backbone & Co. and El Sitio U.S.A., Inc.*
        10.4            Letter Agreement, dated February 11, 1999, between TV
                        Azteca, S.A. de C.V. and El Sitio, Inc. (formerly, El Sitio
                        International Corporation)*
        10.5            Subscription Agreement, dated August 31, 1999, between TV
                        Azteca, S.A. de C.V. and El Sitio, Inc. (formerly, El Sitio
                        International Corporation)*
        10.6            Registration Rights Agreement, dated July 2, 1999, by and
                        among El Sitio, Inc. (formerly, El Sitio International
                        Corporation) and holders of its Class A Convertible
                        Preferred Stock*
        10.7            El Sitio International Corporation 1999 Stock Option Plan*
        10.8            Employment Agreement, dated June 18, 1999, between
                        El Sitio, Inc. (formerly, El Sitio International
                        Corporation) and Roberto Cibrian-Campoy*
        10.9            Employment Agreement, dated June 18, 1999, between
                        El Sitio, Inc. (formerly, El Sitio International
                        Corporation) and Daniel Rotsztain*
        10.10           Noncompete Agreement, dated July 2, 1999, between
                        El Sitio, Inc. (formerly, El Sitio International
                        Corporation) and Roberto Cibrian-Campoy*
        10.11           Noncompete Agreement, dated July 2, 1999, between
                        El Sitio, Inc. (formerly, El Sitio International
                        Corporation) and Daniel Rotsztain*
        10.12           Amendment No. 1 to the Stock Purchase Agreement, dated
                        July 2, 1999, among El Sitio, Inc. (formerly, El Sitio
                        International Corporation), Washburn Enterprises, Inc.,
                        Chestnut Hill (El Sitio), LLC and Ibero-American Media
                        Partners II Ltd.*
        10.13           Stockholders Agreement, dated July 2, 1999 by and among the
                        Stockholders of El Sitio International Corporation*
        10.14           Quotas Purchase Agreement, dated October 6, 1999, between
                        IMPSAT Comunicacoes Ltda. and O Site
                        Entretenimentos Ltda.*
        10.15           Internet Service Agreement, dated October 6, 1999, between
                        IMPSAT Comunicacoes Ltda. and Mandic Internet Ltda.*

        10.16           Share Purchase Agreement, dated October 6, 1999, between
                        El Sitio, Inc. and IMPSAT Corporation*
        10.17           Amendment No. 1 to Registration Rights Agreement, dated
                        October 6, 1999, among El Sitio, Inc. and the holders of
                        its Class A Convertible Preferred Stock*
        10.18           Amendment No. 1 to Stockholders Agreement, dated October 6,
                        1999, by and among IAMP (El Sitio) Investments Ltd.,
                        Washburn Enterprises Inc., GCC Investments, LLC, the Initial
                        Stockholders, and El Sitio, Inc.*
        10.19           Assignment Agreement, dated November 5, 1999, between El
                        Sitio Argentina S.A. and Impsat S.A.*
        10.20           Internet Service Agreement, dated November 5, 1999, between
                        El Sitio Argentina S.A. and Impsat S.A.*
        10.21           Reseller and Management Agreement, dated November 5, 1999, between El Sitio Argentina S.A. and Impsat S.A.*
        10.22           Share Purchase Agreement, dated November 9, 1999, by and
                        among El Sitio, Inc., Intel Atlantic, Inc., Utilitivest II,
                        L.P. and Utilitivest III, L.P. (investment funds managed by
                        Latinvest Asset Management do Brasil)
        10.23           Amended and Restated Registration Rights Agreement, dated
                        November 9, 1999, by and among El Sitio, Inc. and the
                        holders of its Class B Convertible Preferred Stock
        10.24           Amended and Restated Shareholders' Agreement, dated
                        November 9, 1999, by and among El Sitio, Inc. and certain of its shareholders
        10.25           Warrant Acquisition Agreement, dated June 25, 1999, by and between Bear, Stearns & Co. Inc. and El Sitio, Inc.
                        (formerly El Sitio International Corporation)
        10.26           Employment Agreement, dated July 1, 1999, between El Sitio,
                        Inc. (formerly, El Sitio International Corporation) and
                        Horacio Milberg
        21.1            Subsidiaries of the Company*
        23.1            Consent of Deloitte & Touche LLP
        23.2            Consent of Deloitte & Touche, Argentina
        23.3            Consent of Deloitte Touche Tohmatsu, Brazil
        23.4            Consent of Deloitte & Touche, Colombia
        23.5            Consent of Deloitte & Touche LLP
        23.6            Consent of Conyers Dill & Pearman (contained in Exhibits
                        5.1)
        24.1            Power of Attorney for directors and officers of
                        El Sitio, Inc.*


------------------------


*   previously filed